      THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE PROSPECTUS SUPPLEMENT IS DELIVERED IN FINAL FORM. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 14, 2000

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 23, 1999)

                                3,700,000 SHARES

                       [COMPUTER NETWORK TECHNOLOGY LOGO]

                    COMPUTER NETWORK TECHNOLOGY CORPORATION
                                  COMMON STOCK
                            ------------------------

     We are offering for sale 3,700,000 shares of our common stock. All of the shares of common stock offered under this prospectus supplement are being offered by us.

     The underwriters have an option to purchase a maximum of 555,000 shares of common stock from us to cover over-allotments of shares.

     Our common stock is quoted on the Nasdaq National Market under the symbol "CMNT." On September 14, 2000, the last sale price for our common stock was $23.50 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE S-6 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 4 OF THE ACCOMPANYING PROSPECTUS TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                              PER SHARE     TOTAL
                                                              ---------    --------
Public offering price.......................................  $            $
Underwriting discounts and commissions......................  $            $
Proceeds, before expenses, to us............................  $            $

                            ------------------------

     The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York
on                , 2000.

                            ------------------------

BEAR, STEARNS & CO. INC.                                                SG COWEN

                                 WIT SOUNDVIEW

        The date of this prospectus supplement is                , 2000.

     Graphical representation of our storage networking solutions. Written at the top of the page in larger type are the words "CNT Storage Networking Solutions." The graphics depict the interplay and connection of the hardware and equipment that comprises Metro Area Networks, Storage Area Networks and Wide Area Networks. Our equipment is shown in orange. At the bottom of the page are the words "Key Applications," under which is written the following:

     "-  Remote Disk Mirroring
      -  Remote Tape Vaulting
      -  Backup and Restore
      -  Server and Disk Consolidation."

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus about our company. This summary may not contain all of the information that is important to you. To understand the offering and our business fully, we strongly encourage you to read carefully this entire prospectus supplement, the accompanying prospectus and the documents we have filed with the Securities and Exchange Commission. Nothing herein shall be deemed to be an offering of more than $100,000,000 of shares of our common stock, including the underwriters' over-allotment option.

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

OUR BUSINESS

     We are a leading provider of hardware and software products and related professional services in the rapidly growing storage networking market. We focus primarily on helping our customers design, develop, deploy and manage storage area networks, or SANs. A SAN is a high speed storage network within a business' existing computer system that allows the business to manage its expanding data storage needs with greater efficiency and less disruption to its overall network. We design, manufacture, market and support a wide range of products for critical SAN applications such as remote disk mirroring, or the real-time backup of data to remotely located disks, and remote tape vaulting, or the backup of data to remotely archived tapes. Revenue from our SAN products were $6.6 million, $31.9 million and $53.6 million for the years ended December 31, 1997, 1998 and 1999, respectively, and $37.5 million for the first six months of fiscal 2000.

     Our storage networking products enable businesses to cost-effectively manage their increasing storage requirements, connect geographically dispersed SANs, provide continuous availability to greater amounts of data and protect increasing amounts of data more efficiently. We market our storage networking products directly to customers through our sales force, worldwide distributors and original equipment manufacturers, or OEMs. Our distribution and OEM relationships include Compaq, Hewlett Packard and StorageTek. We also have strategic marketing partnerships with leading storage industry and fibre switching companies, including Brocade, EMC, Hitachi Data Systems, IBM, Legato and SCH Technologies.

     We were the first to develop, and remain a leader in, the following storage networking applications:

     - SANs over wide area networks, or WANs -- Our SAN over WAN products enable businesses to manage and protect data across remote locations, in real time if necessary, through applications such as remote disk mirroring and remote tape vaulting. Wide area networks, or WANs, are networks dispersed over long distances that communicate by traditional or fiber optic third-party telecommunication lines.

     - Fibre Channel-based SANs over WANs -- In October 1999, we introduced our first Fibre Channel-based SAN over WAN product. Fibre Channel is a recently developed technology that dramatically improves the speed of data input and output, or I/O, between existing SAN storage devices and the ability to connect additional devices to SANs. We believe our Fibre Channel-based SAN over WAN products offer significant growth prospects. These products uniquely address constraints in distance, connectivity and data transmission speeds inherent in the Fibre Channel standard. We believe Fibre Channel technology combined with our products will enable businesses to efficiently consolidate, cluster and share data from multiple storage devices on SANs.

     - SANs over IP-based networks -- In February 2000, we introduced the first products to allow storage networking applications, such as remote disk mirroring, to be deployed over private networks that are based on Internet protocol, or IP, the standard method for data transmission over the Internet. Our products were the first to extend the Fibre Channel, SCSI and ESCON standards to IP-based networks, and we are the only company currently providing such products. SCSI and ESCON are older, widely used standards for communicating between computers. These products uniquely enable businesses that use virtual private IP-based networks, including many Web-based businesses, to build SAN over WAN applications.

     Our SAN solutions operate across most business computing environments, including open systems, servers and mainframes. Open systems and servers are newer systems that are easy to scale, or expand, and that use hardware and software standards not proprietary to any vendor. Mainframes are computer systems with high processing power that have historically been used by large businesses for storing and processing large amounts of data. Compared to available alternatives, we believe our SAN products offer greater ability to connect various applications and heterogeneous environments using different interfaces, protocols and standards, and to connect and link devices in SANs transparently, meaning with little or no alteration of other vendors' hardware or software products.

     We believe the recent introduction of our products that enable SAN applications over IP-based networks will benefit existing customers and expand our reach into the rapidly growing Internet market. This product extends the "bandwidth on demand" advantages of IP-based networks into storage applications and allows customers to access telecommunications capacity only as needed through a general connection, as opposed to leasing expensive dedicated lines. By deploying SANs over IP-based networks, companies can leverage their existing under-utilized bandwidth, and can rely on their existing IP network knowledge. We believe that these cost savings, along with the generally expected decreasing costs of telecommunications capacity, will create high-growth opportunities for us in remote disk mirroring, remote tape vaulting and future SAN applications we enable. Current customers using our SAN over IP-based network solutions include EchoStar, Excite@Home.com, Neoforma.com, USA.NET and Worldcom.

     Historically, we have operated through two vertically integrated divisions. We have and continue to market our storage networking products through our continuing operations, which we have historically referred to as our Networking Solutions Division, which represent our core business. Our SAN products consist primarily of our UltraNet(R) and Channelink(R) families of products. Our continuing operations also market our established channel networking products, which enable computers to transmit data over unlimited distances. Our discontinued operations, which we have historically referred to as our Enterprise Integration Solutions Division, develop and sell our enterprise application integration, or EAI, software that automates the integration of computer software applications and business workflow processes, as well as our traditional server gateways and tools, which enable multiple desktop computers and mainframe terminals to communicate with one another. We have announced our intention to divest our Enterprise Integration Solutions Division in order to focus all of our resources on our SAN products and other storage networking products.

OUR MARKET OPPORTUNITIES

     We believe several forces will continue to drive the demand for our storage networking products:

     - The volume of enterprise data is increasing significantly due to the proliferation of Internet and Web-based content, digital media, e-mail, e-commerce and data warehousing. As a result, the demand for storage capacity is growing rapidly.

     - Actual and expected declines in telecommunications costs and the introduction of new, cost-effective technologies such as Fibre Channel switching and fiber optic transmission capabilities will make remote disk mirroring and remote tape backup applications more cost effective for our customers. We also believe the total cost of ownership for storage may be increasing, due to labor, management and other costs required to implement shared storage across the enterprise. The decrease in telecommunications costs, coupled with an overall increase in the cost of ownership, contributes to a trend of consolidating and connecting storage across many servers and many locations, which drives demand for our products.

     - SAN applications over IP-based networks will further expand the type and amount of data our customers will backup and disk mirror to remote locations, and also bring Web-based and storage service provider companies into our customer base.

     As a result of the foregoing and other factors, International Data Corporation, or IDC, estimates that the worldwide revenue for SAN-attached disk storage systems will grow from $1.4 billion in 1999 to $10.9 billion in 2003, a compound annual growth rate of 66%. Another indication of a strong demand for our storage networking products is the growth of the Fibre Channel market. IDC estimates the revenue for Fibre Channel hubs and switches will grow from $0.4 billion in 1999 to $4.2 billion in 2003, which reflects a compound annual growth rate of 76%. These increasing volumes of data are encouraging businesses to implement systems that allow users to share, access and protect information across the enterprise.

SELECTED RECENT DEVELOPMENTS

     Divestiture of Enterprise Integration Solutions Division. Our board of directors has determined to sell or spin-off our Enterprise Integration Solutions Division in order to focus all of our resources on our SAN and other storage networking products. The board has set January 31, 2001 as a target date for completing any sale or a decision to proceed with a spin-off. Accordingly, the financial information for this division has been accounted for as discontinued operations.

     SAN applications over IP-based networks. We recently introduced products to allow storage networking applications, such as remote disk mirroring using EMC's software based Symmetrix Remote Data Facility, or SRDF, and remote tape vaulting to be deployed over standard IP-based networks. We anticipate expanding our product offerings to support additional SAN applications from other vendors. The recent expansion of support for IP includes what we believe is the only working capability to extend Fibre Channel technology and the SCSI interface over IP-based networks.

     Strategic Alliance with Iron Mountain to Provide Storage Services. We recently entered into a strategic alliance with Iron Mountain to provide outsourced electronic tape vaulting services. Iron Mountain's Arcus Data Security Division provides tape management expertise and well-established secure off-site vaulting facilities. We will bundle our storage networking products and expertise with Iron Mountain's facilities to provide a complete outsourced remote tape vaulting service.

     Partnership with Nortel Networks. We are working with Nortel Networks to design and develop storage networking technologies using IP-based and optical networks to meet the needs of storage and application service providers.

                                  THE OFFERING

     The following information, and, unless otherwise indicated, all per share information set forth in this prospectus supplement, is based on 24,151,231 shares of our common stock outstanding on July 31, 2000. This information:

     - excludes 5,465,710 shares of our common stock issuable upon exercise of options outstanding on such date, with a weighted average exercise price $11.74 per share;

     - assumes an offering price of $23.50 per share; and

     - assumes no exercise of the underwriters' over-allotment option.

     References in this prospectus supplement and the accompanying prospectus to "common stock" include the associated preferred share purchase right which becomes exercisable upon the acquisition of 20% of our outstanding common stock by certain persons.

Common stock offered..........   3,700,000 shares

Common stock outstanding after
this offering.................   27,851,231 shares

Use of proceeds...............   Working capital and general corporate purposes
                                 and potential complementary SAN-related
                                 acquisitions. See "Use of Proceeds."

Nasdaq National Market
symbol........................   CMNT

                             CORPORATE INFORMATION

     We are a Minnesota corporation. Our principal executive offices are located at 6000 Nathan Lane North, Plymouth, Minnesota 55442, and our telephone number is (763) 268-6000. Our website address is http://www.cnt.com. Information contained in our website is specifically not incorporated in this prospectus supplement or the accompanying prospectus by reference or otherwise.

     The CNT logo, CNT(R), UltraNet(R) and Channelink(R) are our registered trademarks. This prospectus supplement and the accompanying prospectus contain other trademarks and trade names owned by us or other entities.

                             SUMMARY FINANCIAL DATA

                                                                              SIX MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,        --------------------
                                         -------------------------------    JUNE 30,    JULY 31,
                                          1997        1998        1999        1999      2000(1)
                                         -------    --------    --------    --------    --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenue:
  SAN products.........................  $ 6,615    $ 31,850    $ 53,602    $25,416     $37,461
  Other products.......................   49,512      43,119      35,646     17,172      21,579
  Service fees.........................   24,068      28,052      36,741     17,149      23,908
                                         -------    --------    --------    -------     -------
          Total revenue................   80,195     103,021     125,989     59,737      82,948
                                         -------    --------    --------    -------     -------
Cost of revenue........................   36,002      45,616      58,209     26,228      38,525
                                         -------    --------    --------    -------     -------
Gross profit...........................   44,193      57,405      67,780     33,509      44,423
                                         -------    --------    --------    -------     -------
Operating expenses:
  Sales and marketing..................   27,504      32,255      34,626     17,238      20,051
  Engineering and development..........   12,384      14,236      18,456      8,838      11,475
  General and administrative...........    4,944       6,252       6,922      3,467       4,309
  Abandoned facility...................       --          --       1,331         --          --
                                         -------    --------    --------    -------     -------
          Total operating expenses.....   44,832      52,743      61,335     29,543      35,835
                                         -------    --------    --------    -------     -------
Income (loss) from operations..........     (639)      4,662       6,445      3,966       8,588
                                         -------    --------    --------    -------     -------
Other income (expense), net............    1,400         427         110       (108)        221
                                         -------    --------    --------    -------     -------
Income from continuing operations
  before income taxes..................      761       5,089       6,555      3,858       8,809
Provision for income taxes.............      312       1,730       2,229      1,312       2,907
                                         -------    --------    --------    -------     -------
Income from continuing operations......      449       3,359       4,326      2,546       5,902
                                         -------    --------    --------    -------     -------
Income (loss) from discontinued
  operations, net of tax...............   (2,763)      1,370         329      1,937      (2,019)
                                         -------    --------    --------    -------     -------
Net income (loss)......................  $(2,314)   $  4,729    $  4,655    $ 4,483     $ 3,883
                                         =======    ========    ========    =======     =======
Diluted income (loss) per share:
  Continuing operations................  $   .02    $    .15    $    .17    $   .10     $   .23
                                         =======    ========    ========    =======     =======
  Discontinued operations..............  $  (.12)   $    .06    $    .01    $   .08     $  (.08)
                                         =======    ========    ========    =======     =======
  Net income (loss)....................  $  (.10)   $    .21    $    .18    $   .17     $   .15
                                         =======    ========    ========    =======     =======
Diluted shares.........................   22,702      22,572      25,818     25,649      26,152
                                         =======    ========    ========    =======     =======

                                                                 AS OF JULY 31, 2000
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(2)
                                                              --------    --------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents, and marketable securities.........  $ 29,580       $111,222
  Working capital...........................................    48,784        130,426
  Total assets..............................................   124,398        206,040
  Long-term obligations.....................................     2,366          2,366
  Total shareholders' equity................................    80,889        162,531

-------------------------
(1) On January 12, 2000, we changed our fiscal year to end on January 31, rather than December 31.

(2) As adjusted to reflect the receipt of the estimated net proceeds from the sale of 3,700,000 shares of common stock, after deducting underwriting discounts and estimated offering expenses.

                                  RISK FACTORS

     You should carefully consider the following risk factors as well as the risk factors beginning on page 4 of the accompanying prospectus, in addition to the other information contained in this prospectus supplement and the accompanying prospectus, before purchasing shares of our common stock. Investing in our common stock involves a high degree of risk. If any of the events described in the following risk factors or the risk factors described in the accompanying prospectus occur, our business, operating results and financial condition could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of such events, and you may lose all or part of your investment. The following risk factors update and modify some of the risk factors set forth in the accompanying prospectus.

WE RECENTLY INCURRED LOSSES AND MAY NOT BE ABLE TO MAINTAIN PROFITABILITY

     We experienced losses of $2.3 million for the year ended December 31, 1997, and $2.6 million in the fourth quarter of 1999. In addition, our discontinued operations lost $2.0 million during the six months ended July 31, 2000 and experienced declining revenues. Although we were profitable in 1999, taken as a whole, we cannot be certain that we will be able to sustain historical or projected growth rates with respect to our storage networking products. Also, we are depending on our new SAN products for a significant portion of future revenue, especially since we have decided to divest our Enterprise Integration Solutions Division and as revenue from our traditional channel networking products continue to decline. Our SAN revenue will have to increase significantly to maintain current revenue levels and to offset overhead costs that were previously shared by our two divisions. We expect to incur significant product development, sales and marketing and administrative expenses in connection with the introduction of new products, and, as a result, we will need to generate significant revenue increases to achieve and maintain profitability. We may not be able to sustain or increase profitability.

OUR FUTURE REVENUE AND OPERATING RESULTS ARE DIFFICULT TO PREDICT BECAUSE OF OUR LIMITED OPERATING EXPERIENCE IN OUR PRESENT MARKETS

     We have recently expanded into the storage networking market. In addition, we expect that a significant portion of our future revenue will be derived from our SAN products. Our limited operating experience, combined with the evolving nature of the markets in which we sell our products, reduces our ability to accurately forecast our quarterly and annual revenue. Our revenue base has also become less diversified and could be subject to increased volatility since we have decided to divest our Enterprise Integration Solutions Division. Moreover, we plan our operating expenses based in part on our revenue projections. Because most of our expenses are fixed in the short-term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue.

NEW ACCOUNTING RULES COULD AVERSELY EFFECT OUR FINANCIAL STATEMENTS

     We are currently aware of Staff Accounting Bulletin entitled SAB 101 "Revenue Recognition in Financial Statements" ("SAB 101"), which was issued in December 1999 by the SEC. SAB 101 will be applicable to us during the quarter ended January 31, 2001. SAB 101 summarizes the SEC's staff's view in applying generally accepted accounting principles to revenue recognition in financial statements. We are currently analyzing whether SAB 101 will have any impact on our financial statements. If SAB 101 is implemented and if its implementation is contrary to our current practice, it may have an adverse effect on our financial statements.

WE HAVE LIMITED PRODUCT OFFERINGS AND DEPEND ON THE WIDESPREAD MARKET ACCEPTANCE OF OUR EXISTING AND NEW PRODUCTS

     We derive a substantial portion of our revenue from a limited number of existing products. Specifically, we derived approximately 60% and 63% of our product revenue from our SAN products for the year ended December 31, 1999 and the six months ended July 31, 2000, respectively. We expect that revenue from our SAN products will account for a substantial and growing portion of our total revenue for the foreseeable future. We are also substantially more dependent on SAN product revenue since we have decided to divest our Enterprise Integration Solutions Division. Further, we expect revenue from our channel networking products to continue to decline. As a result, for the foreseeable future, we will continue to be subject to the risk of a dramatic decrease in revenue if there is a decrease in demand for our SAN products. Therefore, widespread market acceptance of these products is critical to our future success. These products have been recently introduced. Accordingly, the demand for, and market acceptance of, these products is uncertain.

     Factors that may affect the market acceptance of our products, some of which are beyond our control, include the following:

     - growth of storage networking product markets;

     - performance, quality, price and total cost of ownership of our existing products;

     - continued development of technologies that allow our SAN products to function over WANs and over IP-based networks;

     - availability, price, quality and performance of competing products and technologies; and

     - successful development of our relationships with new and existing customers and strategic partners.

WE MAY EXPERIENCE DIFFICULTIES AND COSTS IN DIVESTING OUR ENTERPRISE INTEGRATION SOLUTIONS DIVISION

     Our board of directors has decided to sell or spin-off our Enterprise Integration Solutions Division in order to focus all of our resources on our SAN and other storage networking products. The board of directors has set January 31, 2001 as a target date for completing any sale or a decision to proceed with a spin-off. We do not currently have any binding contracts related to a divestiture of the division and no assurance can be given as to whether acceptable terms for such a divestiture can be reached or whether it will be necessary to recognize further losses prior to or in connection with the divestiture. We may also divest our server gateways and tools assets, which are part of the Enterprise Integration Solutions Division, in a separate transaction. In addition, we are subject to the following risks related to a divestiture:

     - The Enterprise Integration Solutions Division lost $2.0 million during the six months ended July 31, 2000 and experienced declining revenue. The Enterprise Integration Solution Division may incur further losses prior to any divestiture and the divestiture process may discourage its customers from purchasing products from the division, causing further declines in the operating results of the division. We may also lose key employees of the division while a divestiture is pending.

     - Our management may be distracted by the divestiture process, which could have an adverse impact on our operating results and our SAN product revenue.

     - We may have difficulties in obtaining contractual and governmental consents in connection with a divestiture.

     - A spin-off transaction could result in our being subject to a corporate level tax if we were to engage in significant business combinations during a two-year period following the spin-off. Accordingly, the potential adverse tax consequences of a spin-off may effectively prohibit subsequent transactions that could be advantageous to our shareholders.

     Two employees who were former shareholders of IntelliFrame Corporation, a company we acquired, are eligible for aggregate bonus payments of up to $10.0 million through December 31, 2001 if future revenue from specified products of the Enterprise Integration Solutions Division exceed defined targets or if certain products are sold in a transaction that does not constitute a change of control. The potential bonus payments increase to a maximum of $12.0 million if we engage in certain divestitures of specified products of the division in calendar year 2000. The employees may also be entitled to bonus payments of up to an aggregate of $8.0 million (offset by bonuses previously paid) upon certain failures to market specified products of the division prior to December 31, 2001. To date, no bonus payments have been made under these agreements. We do not know if any bonus payments will become due under these agreements as a result of the divestiture of the Enterprise Integration Solutions Division, as no transaction has yet been structured.

OUR CHANGE OF FISCAL YEAR MAY NOT RESULT IN MORE PREDICTABLE QUARTERLY EARNINGS

     Historically, our quarterly operating results have depended on our performance in the latter part of each quarter, when a large percentage of our product shipments typically occur. This fluctuation has made consistent quarter-to-quarter performance and revenue forecasting difficult. We have adopted a number of measures to address this issue, including changing our fiscal year end to January 31, rather than December 31. We cannot be certain that changing our fiscal year or adopting other measures will result in product shipments occurring more evenly during each quarter, resulting in consistent quarter-to-quarter performance or improving revenue forecasts.

OUR SUCCESS DEPENDS ON THE DEMAND FOR OUR SAN PRODUCTS

     We depend on the demand for and success of our products. Potential customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, like SANs. Our success in generating revenue in these areas will depend on, among other things, our ability to:

     - educate potential customers, strategic partners and end users about the benefits of our products and related technologies;

     - maintain and enhance our relationships with leading strategic partners;
       and

     - predict and base our products on standards that ultimately become industry standards.

     In addition, the continued growth of the market for storage networking and related SAN products may depend in part on the continued decrease in the price of related services and components, such as telecommunication lines and switches. Any increase in the price of these related services and components would likely cause this market to grow at a reduced rate. Further, SANs are often implemented in connection with deployment of new storage systems and servers. Accordingly, our future success is also substantially dependent on the market for new storage systems and servers. We are substantially more dependent on our SAN revenue since we have decided to divest our Enterprise Integration Solutions Division as discontinued operations.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the 3,700,000 shares of common stock we are offering will be approximately $81.6 million, or approximately $94.0 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions, and after deducting our estimated offering expenses. We currently expect the net proceeds of the offering will be used as follows:

     - working capital and general corporate purposes, including expenditures for research and development of new products and services, distribution channel development and other corporate purposes; and

     - to acquire SAN products and businesses complementary to ours.

     Although we are not currently subject to any agreement or letter of intent with respect to potential acquisitions or the divestiture of the Enterprise Integration Solutions Division, we may from time to time have discussions with other parties. Pending the uses set forth above, we will invest the net proceeds of this offering in investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol "CMNT." The following table sets forth for the indicated periods the range of high and low per share sales prices for our common stock as reported on the Nasdaq National Market:

                                                               PRICE RANGE OF
                                                                COMMON STOCK
                                                              ----------------
                                                               HIGH      LOW
                                                              ------    ------
1998
  First Quarter.............................................  $ 5.00    $ 3.69
  Second Quarter............................................    5.88      3.88
  Third Quarter.............................................    6.50      3.50
  Fourth Quarter............................................   14.25      3.75
1999
  First Quarter.............................................  $17.56    $ 9.75
  Second Quarter............................................   30.63     13.00
  Third Quarter.............................................   23.25      9.19
  Fourth Quarter............................................   27.63      7.38
2000
  January...................................................  $22.63    $12.13
  First Quarter.............................................   27.00     11.50
  Second Quarter............................................   19.88     11.56
  Third Quarter (through September 14, 2000)................   15.25     23.75

     On September 14, 2000, the last reported sale price for our common stock was $23.50 per share, and there were approximately 1,000 holders of record of our common stock.

                                DIVIDEND POLICY

     We have not paid any cash dividends since our inception, and we do not intend to pay any cash dividends in the future.

                                 CAPITALIZATION

     The following table sets forth cash, cash equivalents and marketable securities and our capitalization as of July 31, 2000:

     - on an actual basis; and

     - as adjusted to give effect to the receipt of the estimated net proceeds from the sale of 3,700,000 shares of common stock offered by us in this offering, after deducting underwriting commissions and discounts and estimated offering expenses.

     See Note 5 to our consolidated financial statements for a description of our capital lease obligations.

                                                                      AS OF
                                                                  JULY 31, 2000
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Cash, cash equivalents and marketable securities............  $29,580     $111,222
                                                              =======     ========
Obligations under capital lease, less current
  installments..............................................    2,366        2,366
                                                              -------     --------
Shareholders' equity........................................
  Common stock, $.01 par value; authorized 100,000 shares;
     24,151 shares issued and outstanding, actual; 27,851
     shares issued and outstanding, as adjusted.............      242          279
  Additional paid-in capital................................   71,554      153,159
  Unearned compensation.....................................     (924)        (924)
  Retained earnings.........................................   11,054       11,054
  Accumulated other comprehensive income -- foreign currency
     translation adjustment.................................   (1,037)      (1,037)
                                                              -------     --------
          Total shareholders' equity........................   80,889      162,531
                                                              -------     --------
               Total capitalization.........................  $83,255     $164,897
                                                              =======     ========

                            SELECTED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus supplement. The selected consolidated financial data set forth below as of December 31, 1997, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999, are derived from, and are qualified in their entirety by reference to, our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants, and together with their report thereon, are included elsewhere in this prospectus supplement. The selected consolidated financial data set forth below as of December 31, 1995 and 1996, and for the years ended December 31, 1995 and 1996, are derived from audited financial statements not included in this prospectus supplement or the accompanying prospectus. The consolidated balance sheet data as of July 31, 2000 and the consolidated statements of operations data for the six months ended June 30, 1999 and July 31, 2000 are derived from unaudited financial statements included elsewhere in this prospectus supplement or accompanying prospectus and include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the information set forth therein. Operating results for the six months ended July 31, 2000 are not necessarily indicative of results that may be expected for the year ending January 31, 2001 or future results.

                                                                                                     SIX MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,                   --------------------
                                          -----------------------------------------------------    JUNE 30,    JULY 31,
                                           1995       1996       1997        1998        1999        1999        2000
                                          -------    -------    -------    --------    --------    --------    --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenue:
  Product sales.........................  $50,250    $61,412    $56,127    $ 74,969    $ 89,248    $42,588     $59,040
  Service fees..........................   17,068     20,667     24,068      28,052      36,741     17,149      23,908
                                          -------    -------    -------    --------    --------    -------     -------
        Total revenue...................   67,318     82,079     80,195     103,021     125,989     59,737      82,948
                                          -------    -------    -------    --------    --------    -------     -------
Cost of revenue.........................   30,682     38,111     36,002      45,616      56,795     26,228      38,525
Cost of revenue -- special charges......       --         --         --          --       1,414(3)      --          --
                                          -------    -------    -------    --------    --------    -------     -------
        Total cost of revenue...........   30,682     38,111     36,002      45,616      58,209     26,228      38,525
                                          -------    -------    -------    --------    --------    -------     -------
Gross profit............................   36,636     43,968     44,193      57,405      67,780     33,509      44,423
                                          -------    -------    -------    --------    --------    -------     -------
OPERATING EXPENSES:
  Sales and marketing...................   16,694     22,370     27,504      32,255      34,626     17,238      20,051
  Engineering and development...........    7,735     10,963     12,384      14,236      18,456      8,838      11,475
  General and administrative............    5,894      5,137      4,944       6,252       6,922      3,467       4,309
  Special charges.......................    2,500(1)    (779)(2)      --         --       1,331(3)      --          --
                                          -------    -------    -------    --------    --------    -------     -------
        Total operating expenses........   32,823     37,691     44,832      52,743      61,335     29,543      35,835
                                          -------    -------    -------    --------    --------    -------     -------
Income (loss) from operations...........    3,813      6,277       (639)      4,662       6,445      3,966       8,588
                                          -------    -------    -------    --------    --------    -------     -------
Other income (expense), net.............    1,608      2,072      1,400         427         110       (108)        221
                                          -------    -------    -------    --------    --------    -------     -------
Income from continuing operations before
  income taxes..........................    5,421      8,349        761       5,089       6,555      3,858       8,809
Provision for income taxes..............    2,060      3,173        312       1,730       2,229      1,312       2,907
                                          -------    -------    -------    --------    --------    -------     -------
Income from continuing operations.......    3,361      5,176        449       3,359       4,326      2,546       5,902
                                          -------    -------    -------    --------    --------    -------     -------
Income (loss) from discontinued
  operations, net of tax................      662     (3,816)    (2,763)      1,370         329      1,937      (2,019)
                                          -------    -------    -------    --------    --------    -------     -------
Net income (loss).......................  $ 4,023    $ 1,360    $(2,314)   $  4,729    $  4,655    $ 4,483     $ 3,883
                                          =======    =======    =======    ========    ========    =======     =======
Diluted income (loss) per share:
  Continuing operations.................  $   .14    $   .22    $   .02    $    .15    $    .17    $   .10     $   .23
                                          =======    =======    =======    ========    ========    =======     =======
  Discontinued operations...............  $   .03    $  (.16)   $  (.12)   $    .06    $    .01    $   .08     $  (.08)
                                          =======    =======    =======    ========    ========    =======     =======
  Net income (loss).....................  $   .17    $   .06    $  (.10)   $    .21    $    .18    $   .17     $   .15
                                          =======    =======    =======    ========    ========    =======     =======
Diluted shares..........................   23,443     23,557     22,702      22,572      25,818     25,649      26,152
                                          =======    =======    =======    ========    ========    =======     =======

---------------
(1) Reflects a special charge in 1995 of $2.5 million for a management reorganization.

(2) Reflects a $779,000 reversal of a portion of the 1995 management reorganization charge.

(3) Reflects special charges in the fourth quarter of 1999 of $1.4 million for the write-off of non-SAN-related products and $1.3 million for an abandoned facility.

                                            AS OF DECEMBER 31,                    AS OF JULY 31, 2000
                             ------------------------------------------------   ------------------------
                              1995      1996      1997      1998       1999      ACTUAL     AS ADJUSTED
                             -------   -------   -------   -------   --------   --------   -------------
                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
  DATA:
Cash, cash equivalents and
  marketable securities....  $28,409   $35,065   $10,824   $12,362   $ 26,895   $ 29,580     $111,222
Working capital............   44,282    48,192    30,380    35,587     50,715     48,784      130,426
Total assets...............   79,134    81,561    78,950    87,596    110,654    124,398      206,040
Long-term obligations......       --        --       701     1,816      1,780      2,366        2,366
Total shareholders'
  equity...................   60,506    64,161    55,607    60,558     78,472     80,889      162,531

     The foregoing as adjusted information reflects the proceeds from the sale of 3,700,000 shares offered in this prospectus supplement hereby and assumes deduction of underwriting discounts and estimated offering expenses.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus supplement. The results described below are not necessarily indicative of the results to be expected in any future period. Certain statements in the following discussion are considered forward-looking under the federal securities laws. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ substantially from historical results or our predictions. See "Special Note Regarding Forward-Looking Statements" in the accompanying prospectus.

OVERVIEW

     We are a leading provider of hardware and software products and related professional services in the rapidly growing storage networking market. We focus primarily on helping our clients design, develop, deploy and manage SANs. Our storage networking products represent our core business and account for a substantial majority of our revenue and profit. Our SAN products consist primarily of our UltraNet(R) and Channelink(R) families of products. We also market our established channel networking products, which enable computers to transmit data over unlimited distances.

     On January 12, 2000, we changed our fiscal year end to January 31, from December 31. References in this prospectus and prospectus supplement to the first half of 2000 represent the six months ended July 31, 2000. References in this prospectus and prospectus supplement to the first half of 1999 represent the six months ended June 30, 1999. We have not submitted financial information for the six months ended July 31, 1999 in this prospectus and prospectus supplement because the information is not practical or cost beneficial to prepare. We believe that the six months ended June 30, 1999 provide a meaningful comparison to the first half of fiscal 2000. There are no factors, of which we are aware, seasonal or otherwise, that would impact the comparability of information or trends, if results for the six months ended July 31, 1999 were presented in lieu of results for the six months ended June 30, 1999.

DISCONTINUED OPERATIONS -- DIVESTITURE OF ENTERPRISE INTEGRATION SOLUTIONS DIVISION

     Our discontinued operations, which we have historically referred to as our Enterprise Integration Solutions Division, develops and sells our EAI software that automates the integration of computer applications and business workflow processes, as well as our traditional server gateways and tools which enable multiple desktop computers and mainframe terminals to communicate with one another. Our board of directors has determined to sell or spin off our Enterprise Integration Solutions Division in order to focus all of our resources on our SAN and other storage networking products. The board has set January 31, 2001 as a target date for completing any sale or a decision to proceed with a spin-off. As a result of this decision, the Enterprise Integration Solutions Division is shown as a discontinued operation in our consolidated statements of operations, meaning that the division's revenues, costs and expenses are not shown and its net income (loss) for all periods are included under the "Discontinued Operations" caption. For additional information regarding the results of operations of the Enterprise Integration Solutions Division, see note 4, "Discontinued Operations" to the consolidated financial statements. Certain general and administrative, facility and information technology infrastructure costs that had previously been allocated to and reported in the operating results of the Enterprise Integration Solutions Division have been reallocated and reported in the results for continuing operations.

RESULTS OF CONTINUING OPERATIONS

     The following table sets forth financial data for our continuing operations for the periods indicated as a percentage of total revenue except for gross profit, which is expressed as a percentage of the related revenue.

                                             YEARS ENDED DECEMBER 31,            SIX MONTHS ENDED
                                            --------------------------    ------------------------------
                                             1997      1998      1999     JUNE 30, 1999    JULY 31, 2000
                                            ------    ------    ------    -------------    -------------
Revenue:
  Product sales...........................   70.0%     72.8%     70.8%         71.3%            71.2%
  Service fees............................   30.0      27.2      29.2          28.7             28.8
                                            -----     -----     -----         -----            -----
          Total revenue...................  100.0     100.0     100.0         100.0            100.0
                                            -----     -----     -----         -----            -----
Gross profit:
  Product sales...........................   63.8      63.4      57.0          60.9             58.7
  Service fees............................   34.9      35.2      46.1          44.2             40.9
                                            -----     -----     -----         -----            -----
          Total gross profit..............   55.1      55.7      53.8          56.1             53.6
                                            -----     -----     -----         -----            -----
Operating expenses:
  Sales and marketing.....................   34.3      31.3      27.5          28.9             24.2
  Engineering and development.............   15.4      13.8      14.6          14.8             13.8
  General and administrative..............    6.2       6.1       5.5           5.8              5.2
  Abandoned facility......................     --        --       1.1            --               --
                                            -----     -----     -----         -----            -----
          Total operating expenses........   55.9      51.2      48.7          49.5             43.2
                                            -----     -----     -----         -----            -----
Income (loss) from operations.............   (0.8)      4.5       5.1           6.6             10.4
Other income (expense), net...............    1.7        .4        .1           (.2)              .3
                                            -----     -----     -----         -----            -----
Income from continuing operations before
  income taxes............................    0.9       4.9       5.2           6.4             10.7
                                            -----     -----     -----         -----            -----
Provision for income taxes................    0.3       1.7       1.8           2.2              3.5
Income from continuing operations.........    0.6       3.2       3.4           4.2              7.2
                                            -----     -----     -----         -----            -----
Income (loss) from discontinued
  operations, net of tax..................   (3.4)      1.4        .3           3.2             (2.4)
                                            -----     -----     -----         -----            -----
Net income (loss).........................   (2.8)%     4.6%      3.7%          7.4%             4.8%
                                            =====     =====     =====         =====            =====

REVENUE

  Six Months Ended July 31, 2000 and June 30, 1999

     Revenue from products for the first half of 2000 totaled $59.0 million, an increase of 39%, when compared to the first half of 1999. SAN applications for both open systems and mainframes continued to drive our new product revenue. SAN related product revenue for the first half of 2000 totaled $37.5 million, an increase of 47%, when compared to the first half of 1999. Sales of channel extension product applications for the first half of 2000 totaled $21.6 million, an increase of 26%, when compared to the first half of 1999.

     During the fourth quarter of 1999, we introduced the first product for remote disk mirroring over IP-based networks. During the first half of 2000 we recorded $2.4 million of IP-related product revenue. Our partner relationships with STK and Compaq have also generated significant product revenue. During the first half of 2000, sales of the DXE product to STK contributed $5.3 million of product revenue, while our OEM relationship with Compaq contributed $2.1 million of product revenue.

     Service revenue for the first half of 2000 totaled $23.9 million, an increase of 39% when compared to the first half of 1999. Professional service revenue for the first half of 2000 totaled $4.1 million, an increase of 88%, when compared to the first half of 1999 as a result of increased demand for our new professional service offerings. Traditional maintenance services accounted for the remaining increase in revenue due to the growing installed base of customers using our networking products.

  Years Ended December 31, 1999 and 1998

     Revenue from products increased 19% in 1999 to $89.2 million compared to 1998. SAN applications for both open systems and mainframes continued to drive new product revenue during 1999. SAN product sales increased 68% in 1999 to $53.6 million compared to 1998. Channel extension product applications declined 17% in 1999 to $35.6 million compared to 1998. We anticipate that sales of channel extension products will continue to decline in the future, due to product maturation.

     Service revenue increased 31% in 1999 to $36.7 million, due to the growing installed base of customers using our products. In addition, the sale of professional services increased 203% in 1999 to $4.6 million.

  Years Ended December 31, 1998 and 1997

     Revenue from products increased 34% in 1998 to $75.0 million compared to 1997. SAN revenue for both open systems and mainframes continued to drive new product revenue in 1998. SAN product applications increased 381% in 1998 to $31.9 million from $6.6 million in 1997. Channel extension product applications declined 13% in 1998 to $43.1 million from $49.5 million in 1997.

     Service revenue increased by 17% in 1998 to $28.1 million compared to 1997, due to the growing installed base of customers using our products. In addition, the sale of professional services generated $1.5 million of new incremental revenue in 1998.

  General

     Revenue generated from the sale of products and services outside the United States for the six months ended July 31, 2000 totaled $21.7 million, a decrease of 1% when compared to the same period of 1999.

     Revenue from the sale of products and services outside the United States increased in 1999 and 1998 by $10.1 million, or 30%, and $9.9 million, or 42%, respectively, when compared to the prior year. We derived 35%, 32% and 29% of our revenue outside the United States in 1999, 1998 and 1997, respectively. The increase in revenue generated outside the United States is primarily attributable to growing customer demand for SAN-related product applications.

     No single customer accounted for more than 10% of our revenue during the first six months of fiscal 2000 or during 1999, 1998 or 1997. Revenue increases in 1999 and 1998 were attributable to increases in sales of SAN products and additional services. Price increases for our products and services did not have a significant impact on revenue in the first half of 2000, 1999 or 1998.

     During the six months ended July 31, 2000, approximately 26%, 4% and 8% of our product revenue was derived from businesses in the financial services, telecommunications and information outsourcing industries, respectively. During the year ended December 31, 1999, approximately 27%, 11% and 7% of our product revenue was derived from businesses in the financial services, telecommunications, and information outsourcing industries, respectively.

     We derive an increasingly significant portion of our revenue from sales of our storage networking products. As a result of product maturation, revenue derived from traditional channel networking declined in 1999. We expect that revenue from traditional channel networking products will continue to decline in the future as we continue to focus more of our resources on our SAN products.

     We primarily sell our storage networking products directly to end-user customers in connection with joint marketing activities with our business partners and OEMs. OEMs combine our products with their own products and sell the combined products to their customers. For a new customer, the initial sales and design cycle, from first contact through shipment, can vary from 90 days to 12 months or more. We expect that this cycle will continue.

     We expect continued quarter-to-quarter fluctuations in revenue in both domestic and international markets. The timing of sizable orders, because of their relative impact on total quarterly sales, may contribute to such fluctuations. The level of product sales reported by us in any given period will continue to be affected by the receipt and fulfillment of sizable new orders in both domestic and international markets.

GROSS PROFIT MARGIN

  Six Months Ended July 31, 2000 and June 30, 1999

     Gross profit margin from the sale of products for the first half of 2000 was 59%, compared to 61% for the first half of 1999. The decrease in the gross margin was due to our sale of the DXE product to STK, and the UltraNet(R) Gateway product to Compaq, both of which carry lower gross margin, but comparable operating margin, than our Channelink(R) and UltraNet(R) products sold through direct channels.

     Gross profit margin from services for the first half of 2000 was 41%, compared to 44%, for the first half of 1999. The decrease in gross margin was due to new professional services employees who have been added over the past nine months, in anticipation of future growth in professional services.

  Years Ended December 31, 1999 and 1998

     Gross profit margin from the sale of products was 57% in 1999, compared to 63% in 1998. The decrease in gross profit margin in 1999 compared to 1998 is attributable to the write-off of non-SAN-related products totaling $1.4 million. Excluding this charge, gross profit margin from the sale of products would have been 59% in 1999. The remaining decrease in gross profit margin in 1999 is due to an increase in UltraNet(R) product sales, which have a slightly lower gross margin than our traditional Channelink(R) products.

     Gross profit margin from service revenues in 1999 and 1998 was 46% and 35%, respectively. The improvement in gross profit margin in 1999 compared to 1998 is attributable to economies of scale resulting from the steadily increasing base of our customers contracting for services and new incremental revenue from professional services, which offers a higher gross margin than our traditional service business.

  Years Ended December 31, 1998 and 1997

     Gross profit margin from the sale of products was 63% in 1998, compared to 64% in 1997. This decrease in gross profit margin was due to an increase in UltraNet(R) product sales, which have a slightly lower gross margin than our traditional Channelink(R) products.

     Gross profit margin from service revenue was 35% in both 1998 and 1997.

OPERATING EXPENSES

  Six Months Ended July 31, 2000 and June 30, 1999

     Sales and marketing expense for the first half of 2000 increased by $2.8 million, or 16%, when compared to the first half of 1999. The increase in expense resulted from higher commissions and additional headcount required to generate the increase in revenue.

     Engineering and development expense for the first half of 2000 increased by $2.6 million, or 30%, when compared to the first half of 1999. The increase was primarily due to continued development of our UltraNet(R) family of products that provide customers with additional applications to satisfy their growing SAN capabilities. During the first half of 2000, we announced SAN over standard IP solutions, including SCSI and Fibre Channel over IP to strengthen our presence in the IP solutions market.

     General and administrative expense for the first half of 2000 increased by $842,000, or 24%, when compared to the first half of 1999. The increases were due to higher costs for wages, insurance and professional fees.

  Years Ended December 31, 1999 and 1998

     Sales and marketing expense increased in 1999 by $2.4 million, or 7%, compared to 1998. The increase in expense resulted from higher commissions and additional headcount required to generate the increase in product revenue in 1999 of 19%.

     Engineering and development expense increased in 1999 by $4.2 million, or 30%, compared to 1998. This increase was due to the continued development of our UltraNet(R) family of products that provide customers with additional applications to satisfy their growing need for SAN capabilities. Revenue related to shipments of UltraNet(R) products increased 111% to $37.5 million in 1999 from $17.7 million in 1998.

     General and administrative expense increased in 1999 by $670,000, or 11%, compared to 1998 due to increases in insurance costs and professional fees.

  Years Ended December 31, 1998 and 1997

     Sales and marketing expense increased in 1998 by $4.8 million, or 17%, compared to 1997. The increase in expense resulted from increases in headcount and sales commissions necessary to generate increased product revenue in 1998 of 34%.

     Engineering and development expense increased in 1998 by $1.9 million, or 15%, compared to 1997 due to the continued development of our UltraNet(R) family of products. Revenues related to shipments of UltraNet(R) products increased 222% to $17.7 million in 1998 compared to $5.5 million in 1997.

     General and administrative expense increased in 1998 by $1.3 million, or 26%, compared to 1997 due to increases in wages and professional fees.

SPECIAL CHARGES

  Years Ended December 31, 1999, 1998 and 1997

     During the fourth quarter of 1999, we recorded a $1.3 million charge for the future costs associated with a facility that was abandoned prior to the expiration of the lease term and a $1.4 million charge for the write-off of non-SAN related products.

OTHER

  Six Months Ended July 31, 2000 and June 30, 1999

     Other income for the first half of 2000 increased by $329,000 when compared to the first half of 1999, due to an increase in interest income resulting from higher balances of cash and marketable securities available for investment.

     We recorded a provision for income taxes for the first half of 2000 at an effective income tax rate of 33%, compared to 34%, for the first half of 1999. Fluctuations in our effective income tax rate are primarily due to the amount of nondeductible foreign losses and fluctuations in the level of benefit from our foreign sales corporation. Based on an assessment of our taxable earnings history and prospective future taxable income, we have determined it to be more likely than not that our net deferred tax asset will be realized in future periods. We may be required to provide a valuation allowance for this asset in the future if we do not generate sufficient taxable income as planned.

  Years Ended December 31, 1999, 1998 and 1997

     Interest income increased in 1999 by $351,000 and decreased in 1998 by $1.2 million due to fluctuations in the balances of cash and marketable securities available for investment.

     Interest expense increased to $264,000 in 1999 from $79,000 and $57,000, in 1998 and 1997, respectively, due to an increase in capital lease obligations.

     We recorded a provision for income taxes in 1999 and 1998 at an effective rate of 34%, and in 1997 at an effective rate of 41%.

DISCONTINUED OPERATIONS

  Six months Ended July 31, 2000 and June 30, 1999

     Discontinued operations consisting of our Enterprise Integration Solutions Division generated a loss after income taxes of $2.0 million in the first half of 2000, compared to income after income taxes of $1.9 million in the first half of 1999. The decrease in profitability is primarily attributed to a 69% decline in revenue from sales of server gateways and tools products in the first half of 2000 to $2.1 million from $6.9 million in the first half of 1999. In addition, maintenance revenue from our traditional server gateways and tools products declined in the first half of 2000 to $1.8 million, from $2.7 million in the first half of 1999, due to a drop off in the installed base of customers using our traditional server gateways and tools products.

  Years Ended December 31, 1999 and 1998

     Discontinued operations generated income after income taxes of $329,000 in 1999 compared to income after income taxes of $1.4 million in 1998. The decrease in profitability can be attributed to a 40% decline in revenue from sales of our server gateways and tools products in 1999 to $9.7 million from $16.1 million in 1998. In addition, traditional maintenance revenue declined to $6.3 million in 1999 from $7.6 million in 1998.

  Years Ended December 31, 1998 and 1997

     Discontinued operations generated income after income taxes of $1.4 million in 1998 compared to a loss after income taxes of $2.8 million in 1997. The increase in profitability was due a 73% increase in revenue to $30.5 million in 1998 from $17.6 million in 1997, due to the acquisition of the Internet Solutions Division of Apertus in October 1997.

  Acquisitions

     On December 3, 1998, we acquired, for $2.0 million, all of the outstanding stock of IntelliFrame, a start-up software and services company that develops technology for integrating legacy systems with client/ server systems and the Internet. Two employees who were former shareholders of IntelliFrame are eligible for aggregate bonus payments of up to $10.0 million through December 31, 2001 if future revenue from specified products of the Enterprise Integration Solutions Division exceed defined targets or if certain products are sold in a transaction that does not constitute a change of control. The potential bonus payments increase to a maximum of $12.0 million if we engage in certain divestitures of specified products of the division in calendar year 2000. The employees may also be entitled to bonus payments of up to an aggregate of $8.0 million (offset by bonuses previously paid) upon certain failures to market specified products of the division prior to December 31, 2001. To date, no bonus payments have been made under these agreements. We do not know if any bonus payments will become due under these agreements as a result of the divestiture of the Enterprise Integration Solutions Division, as a transaction has not yet been structured.

     On October 24, 1997, we acquired substantially all of the assets, including in-process research and development, of the Internet Solutions Divisions of Apertus, a provider of EAI and server gateways and tools. The purchase price of $16.4 million included a cash payment of $11.4 million at closing and assumption by us of $5.0 million of liabilities and related acquisition costs. The assets we acquired from IntelliFrame and Apertus are part of the Enterprise Integration Solutions Division.

  Options

     We have issued options for the purchase of approximately 2.8 million shares of common stock in RealLegacy.com, Inc., our wholly owned subsidiary including our EAI business, to our directors and the employees and officers of RealLegacy.com, Inc. The options have an exercise price of $2.00 per share, equal to their estimated fair market value on the date of grant, and have individually defined terms and vesting periods.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically financed our operations through the public and private sale of equity securities, bank borrowings under lines of credit, capital and operating equipment leases and cash generated by operations.

     Cash, cash equivalents and marketable securities at July 31, 2000 totaled $29.6 million, an increase of $13.0 million since January 31, 2000. Operations and proceeds from the exercise of stock options provided cash for the first half of 2000 of $20.6 million and $2.2 million, respectively. Uses of cash for the first half of 2000 included the purchase of property and equipment and field support spares totaling $8.3 million.

     Cash, cash equivalents and marketable securities at December 31, 1999, totaled $26.9 million, an increase of $14.5 million over 1998. Operations and proceeds from the exercise of stock options and shares issued under the employee stock purchase plan contributed cash in 1999 of $18.8 million and $8.6 million, respectively. Uses of cash in 1999 included the purchase of property and equipment and field support spares totaling $11.0 million.

     Expenditures for capital equipment and field support spares have been, and will likely continue to be, a significant capital requirement. We believe that our current balances of cash, cash equivalents and marketable securities, when combined with anticipated cash flows from operations, will be adequate to fund our operating plans and meet our current anticipated aggregate capital requirements, at least through fiscal 2000.

     We believe that inflation has not had a material impact on our operations or liquidity to date.

MARKET RISK

     We have no derivative financial instruments in our cash and cash equivalents. We mainly invest our cash and cash equivalents in investment grade, highly liquid investments, consisting of money market instruments, bank certificates of deposits and investments in commercial paper.

     At July 31, 2000, our marketable securities include a $582,000 investment in a Standard and Poors 500 stock price index fund and a $104,000 investment in a NASDAQ 100 index tracking stock. These investments were purchased to directly offset any investment gains or losses owed to participants under our executive deferred compensation plan which has been established for selected key employees.

     We are exposed to market risks related to fluctuations in foreign exchange rates because some sales transactions, and the assets and liabilities of our foreign subsidiaries, are denominated in foreign currencies, primarily French francs, the euro and British pounds sterling. As of July 31, 2000, we have hedged a portion of our risk by purchasing forward exchange contracts for 1.2 million British pounds sterling that settle at various times through January 31, 2001.

NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), effective for us on February 1, 2001, establishes new standards for recognizing all derivatives as either assets or liabilities and measuring those instruments at fair value. Currently, we do not anticipate that SFAS No. 133 will have a material impact on our financial position or results of operations.

     In December 1999, the SEC staff issued SAB 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We are currently analyzing whether SAB 101 will have any impact on our financial statements. SAB 101 will become effective for us during the quarter ending January 31, 2001.

CHANGE IN FISCAL YEAR

     On January 12, 2000, we changed our fiscal year end to January 31, rather than December 31. Our January 2000 results were reported in our Report on Form 10-Q for the three month period ended April 30, 2000. Our summary January 2000 results are as follows: revenues $4.3 million; gross profit $1.3 million; operating expenses $5.3 million; net loss from continuing operations $2.6 million; net loss from discontinued operations $1.0 million; and net loss $3.6 million. We typically incur significant losses in the first month following the completion of a quarter because our revenue is significantly less than the average monthly revenues we generate in any quarterly or annual period.

                                    BUSINESS

OVERVIEW

     We are a leading provider of hardware and software products and related professional services in the rapidly growing storage networking market. We focus primarily on helping our customers design, develop, deploy and manage SANs. We design, manufacture, market and support a wide range of products for critical SAN applications such as remote disk mirroring and remote tape vaulting. Revenue from our SAN products were $6.6 million, $31.9 million and $53.6 million for the years ended December 31, 1997, 1998 and 1999, respectively and $37.5 million for the six months ended July 31, 2000.

     Our storage networking products enable businesses to cost-effectively manage their increasing storage requirements, connect geographically dispersed SANs, provide continuous availability to greater amounts of data, and protect their increasing amounts of data more efficiently. Our SAN products consist primarily of our UltraNet(R) and Channelink(R) families of products. We market our SAN products directly to customers through our sales force, worldwide distributors and OEMs. Our distributors and OEM relationships include Compaq, Hewlett Packard, and StorageTek. We also have strategic marketing partnerships with leading storage industry and fibre switching companies, including Brocade, EMC, Hitachi Data Systems, IBM, Legato and SCH Technologies.

     Historically, we have operated through two vertically integrated divisions. We have and continue to market our storage networking products through our continuing operations, which we have historically referred to as our Networking Solutions Division, which represent our core business. Our continuing operations also market our established channel networking products, which enable computers to transmit data over unlimited distances. Our discontinued operations, which we have historically referred to as our Enterprise Integration Solutions Division, develops and sells our enterprise application integration, or EAI, software that automates the integration of computer software applications and business workflow processes, as well as our traditional server gateways and tools, which enable multiple desktop computers and mainframe terminals to communicate with one another.

SELECTED RECENT DEVELOPMENTS

     Divestiture of Enterprise Integration Solutions Division. Our board of directors has determined to sell or spin-off our Enterprise Integration Solutions Division in order to focus all of our resources on our SAN and other storage networking products. The board has set January 31, 2001 as a target date for completing any sale or a decision to proceed with a spin-off. Accordingly, the financial information for this division has been accounted for as discontinued operations.

     SAN applications over IP-based networks. In February 2000, we introduced the first products to allow storage networking applications, such as remote disk mirroring using EMC's SRDF software, and remote tape vaulting to be deployed over standard IP-based networks. We anticipate expanding our product offerings to support additional SAN applications from other vendors. The recent expansion of support of IP includes what we believe is the only working capability to extend Fibre Channel technology and the SCSI interface over IP-based networks.

     Strategic Alliance with Iron Mountain to Provide Storage Services. We recently entered into a strategic alliance with Iron Mountain to provide outsourced electronic tape vaulting services. Iron Mountain's Arcus Data Security Division provides tape management expertise and well-established secure off-site vaulting facilities. We will bundle our storage networking products and expertise with Iron Mountain's facilities to provide a complete outsourced remote tape vaulting service.

     Partnership with Nortel Networks. We are working with Nortel Networks to design and develop storage networking technologies using IP-based and optical networks to meet the needs of storage and application service providers.

STORAGE NETWORKING INDUSTRY BACKGROUND

  Growth in Enterprise Data

     The volume of enterprise data is increasing significantly due to the proliferation of Internet and Web-based content distribution, digital media, e-commerce, e-mail and data warehousing. Furthermore, the proliferation of the Internet has created new industries in Web hosting and data caching, which has led to an increase in the volume of enterprise data needed to be tracked and stored.

     As a result of the foregoing and other factors, International Data Corporation, or IDC, estimates that the worldwide revenue for SAN-attached disk storage systems will grow from $1.4 billion in 1999 to $10.9 billion in 2003, a compound annual growth rate of 66%. Another indication of a strong demand for our storage networking products is the growth of the Fibre Channel market. IDC estimates the revenue for Fibre Channel hubs and switches will grow from $0.4 billion in 1999 to $4.2 billion in 2003, which reflects a compound annual growth rate of 76%.

  Limitations of Traditional Storage Solutions

     The rapid escalation of the size and amount of data stored has presented organizations with significant data management challenges and increased storage related costs. As the volume of data stored, and the number of users that require access to the data continue to increase, storage systems and servers are burdened by an increased number of input/output, or I/O, transactions they must perform. However, traditional storage architecture has inherent speed, distance, capacity and performance constraints. For example, depending on the standards and protocols used, the following constraints may exist:

     - bandwidth, or the data transmission rate, is generally fixed at 15, 40 or 80 megabytes per second;

     - distance between devices is limited to 12 to 150 meters;

     - connectivity is limited to 15 storage devices;

     - the lack of data management capability in SCSI devices places the burden for management tasks on servers, thereby degrading network performance;

     - if the server to which the data storage device is connected fails, the data cannot be accessed; and

     - LAN performance can be significantly degraded while the LAN is being used for storage backup applications.

  Advent of Fibre Channel

     In response to the speed, distance, capacity and performance limitations of traditional storage architectures, the Fibre Channel interface was developed in the mid-1990s as an open standard technology specifically for high performance, data intensive environments. Fibre Channel products offer over one gigabit per second of bandwidth and enable the inter-connectivity of millions of storage devices and servers. Fibre Channel also offers distance connectivity of up to 10 kilometers, a single interface for networking and I/O applications, technology that supports a variety of traditional I/O and LAN protocols and interfaces and the ability to support simultaneous two-way communications, which effectively doubles bandwidth. The introduction of the Fibre Channel interface means that SANs are becoming a viable alternative to traditional data storage architecture.

     However, Fibre Channel-based SANs do not provide complete solutions for managing large amounts of data in a distributed environment. Consequently, solutions are required that address the following Fibre Channel limitations:

     - Distance -- Customers require products that support transfers over unlimited distances. Fibre Channel supports a maximum connection distance of 10 kilometers. Transmission across third-party telecommunications lines is not supported by Fibre Channel.

     - Connectivity -- Customers want their existing computing systems to communicate with one another and share data. Mainframe systems have interface channels using the ESCON or bus and tag protocols, and open systems use SCSI or LAN standards known as TCP/IP, or Transmission Control Protocol/Internet Protocol. Fibre Channel switches cannot communicate with non-Fibre Channel switches, requiring further connectivity solutions. Protocols are a set of rules for communicating between computers. Standards are specifications for hardware or software that are widely used and accepted. An interface is the connection and interaction between hardware, software and the user.

     - Application availability -- Customers need to keep applications online and running during infrastructure changes, backup, testing and unplanned outages to remain competitive in today's business economy. Fibre Channel by itself does not provide continuous application availability.

     - Bandwidth on demand -- Dedicated high capacity telecommunications lines that have traditionally been used with SANs, namely T1, T3 and ATM lines, are expensive and permit remote backup of only the most mission critical data. Customers require SAN solutions that utilize less expensive IP-based networks in order to remotely backup greater amounts of information and make greater use of SAN advantages. Fibre Channel does not provide the inherent ability to transmit data over IP-based networks.

OUR STORAGE NETWORKING SOLUTIONS

     Our storage networking products address the limitations of traditional storage architecture and Fibre Channel technology in the following ways:

     - SANs over unlimited distance -- Our products enable organizations to create secure SANs without any distance limitations. This allows the creation of SAN over WAN environments in such critical applications as remote disk mirroring and remote tape vaulting.

     - Any-to-any connectivity -- Our products are protocol independent -- they can connect devices that use Fibre Channel, SCSI, ESCON, and bus and tag protocols. These devices can be connected and extended over telecommunications links including T1/E1, T3/E3 and ATM, or WAN protocols like IP, Fibre Channel and fiber optics. We believe our products connect with substantially all storage vendors.

     - Infrastructure options -- Our products enable the use of IP, ATM, Fibre Channel and fiber optics for expanded use of a SAN infrastructure. This supports the growing amounts of storage created by applications like e-commerce and increases due to user demands to access applications in a continuous mode.

     - IP-based networking solutions -- We enable remote disk mirroring using EMC's SRDF software and tape vaulting over standard IP-based networks. Our solutions allow our customers to capitalize on inexpensive bandwidth on demand capabilities of IP-based networks and use under-utilized, existing IP bandwidth, especially at low traffic times of the day, and rely on existing IP network knowledge. We anticipate expanding SAN application support with products from other vendors.

     Our SAN solutions are used for immediate, or real-time, backup and recovery, and support a technology known as remote disk mirroring. Disk mirroring avoids the serious threat to businesses posed by the loss of data between data system backups by simultaneously creating up-to-the-minute images of business-critical data on multiple backup storage disks. Our remote disk mirroring technology permits the backups to be transmitted to a geographically separated location, thereby reducing the risk of natural and site-wide disasters. This technique also permits rapid recovery of data when needed, as it is not necessary to reload tapes.

     We also enhance continuous business operations. Traditional LAN-based storage management requires manual handling and transportation of storage to an off-site location. While this ensures a physically-separated copy of valuable corporate data, it requires additional time and expense for handling and transportation. In addition, finding the right tape in a timely manner can be difficult. By bridging the SAN over the WAN, backups can be instantly made to remote locations on disk media, including by disk mirroring, or on tape, known as electronic tape vaulting. The benefit is secure archiving and timely retrieval of the correct business-critical data.

OUR STORAGE NETWORKING STRATEGY

     We intend to build upon our position as a leading provider of storage networking solutions. Key elements of this strategy are as follows:

  Extend SAN Leadership

     We intend to extend our SAN leadership by continuing to broaden our product and service offerings and by expanding our SAN solutions into new markets. An example of this strategy is our recent introduction of Fibre Channel over ATM WANs. We intend to build market share by continuing to focus on areas which make storage networks more useful and accessible, such as SAN over WAN applications, any-to-any connectivity, and IP-based network solutions. To achieve leadership, we intend to capitalize on the remote disk mirroring and remote tape vaulting capabilities of our products.

  Expand IP-Based Network Solutions

     Currently, our IP-based network solutions enable remote disk mirroring, in conjunction with EMC's SRDF software products, and remote tape vaulting over IP-based networks. We are currently developing solutions which will operate in conjunction with SAN applications of other storage networking vendors.

  Partner with Storage Networking Industry Leaders

     We have established relationships with leaders in the storage networking market, including storage vendors, storage management software providers and Fibre Channel switch manufacturers. Our strategic partners include companies such as Brocade, Compaq, EMC, Hewlett Packard, Hitachi Data Systems, IBM, Legato, Nortel, SCH Technologies and StorageTek. We intend to strengthen our relationships with existing strategic partners and develop relationships with new strategic partners that offer complementary products and services. We believe that current and future strategic relationships will facilitate the integration of our products with our strategic partners, thereby increasing our market share and reducing the length of our sales cycle.

  Focus on Professional Services

     Our professional services help customers evaluate, analyze, design, install and manage storage networks. We believe this value-added professional service assists customers in designing SANs, integrating SAN components and implementing SANs better than they could on their own. Our integration services eliminate the complexity of implementing a SAN that is scalable and compatible with customer resources. These services bolster sales of our products and allow us to generate high margin revenues.

  Explore Additional Outsourcing Services

     We offer outsourced storage networking services that complement our current storage networking products. Our data migration service helps our customers migrate large amounts of data from one data center or storage facility to another during consolidation or expansion of data centers. This is a turnkey service including personnel, equipment, software and support. We intend to provide an outsourced electronic tape vaulting service in conjunction with Iron Mountain. We anticipate adding other outsourced services that help drive demand for our storage networking products.

OUR STORAGE NETWORKING PRODUCTS

     Our storage networking products include the UltraNet(R) family of storage products, and our channel networking product known as Channelink(R).

     UltraNet(R) Storage Director is a high performance switching product that operates at the center of the SAN. It enables SANs to establish a direct connection between storage elements and servers and share data among diverse servers and storage systems, and networks that are local and geographically dispersed. The switch provides connectivity among SCSI, ESCON, Fibre Channel and WANs. Two sizes are offered -- with 6 or 12 expansion slots.

     UltraNet(R) Storage Gateway provides much of the same functionality and performance of the UltraNet(R) Storage Director at a lower entry price. The product is targeted at small SAN applications.

     UltraNet(R) Fibre Channel Switch enhances our ability to provide open systems solutions for Fibre Channel only configurations as well as mixed environments. Mixed environments can include SCSI server and storage systems that require access to Fibre Channel solutions. Brocade manufactures this switch and we resell it alone or with our SAN system solutions. This switch is available in 8 and 16 expansion slot models.

     UltraNet(R) Wave Optimizer and UltraNet(R) Wave Multiplexer increase the bandwidth available from fiber optic lines by carrying multiple signals over a single cable using different wave lengths (colors of light) or time slots. Pandatel manufactures these DWDM, or dense wave division multiplexing, and TDM, or time dimension multiplexing products.

     Channelink(R) offers connectivity over unlimited distances and is used for remote disk mirroring and remote tape vaulting in environments using older protocols.

OUR STORAGE NETWORKING PARTNERS

     Offering customers effective storage networking solutions requires integrating diverse components, including disk and tape storage devices, storage management software, network management products and Fibre Channel products. The optimal package of goods and services allows a customer to reduce storage management costs by consolidating data centers and centralizing data management. We work with our business partners to provide customers with those benefits. Our storage networking alliances include those with key storage vendors, storage management software providers and manufacturers of Fibre Channel and optical networking products. We market our SAN products directly and through worldwide distributors and OEMs, including Compaq, Hewlett Packard and StorageTek. We also have strategic marketing partnerships with leading storage industry and fibre switching companies, including Brocade, EMC, Hewlett Packard, Hitachi Data Systems, IBM, Legato and SCH Technologies. Benefits of our alliances include:

     - The working relationship provides us with visibility regarding market trends and technology requirements and allows us to contact customers earlier in the sales cycle and ascertain their needs.

     - Sales of storage systems for disk mirroring provides a ready market for our remote disk mirroring applications.

     - A platform to demonstrate our interoperability with various platforms and integrate heterogeneous components allowing us to gain preferred provider status with key vendors.

     - The resulting customer base provides us with strong reference accounts to further increase market penetration.

  EMC

     We have established a relationship with EMC for remote disk mirroring applications. This existing relationship was recently enhanced by an agreement to provide an exclusive package of remote disk mirroring hardware, software and implementation service. We are offering an exclusive package of our hardware, software and implementation services to EMC's customers. Together with EMC, we offer complementary professional services and linked customer support organizations. We work with EMC to provide our mutual customers with timely, effective service. For the six months ended July 31, 2000, sales of our storage networking products to customers using EMC's disk mirroring systems accounted for 26% of our total product revenue. In the year ended December 31, 1999, sales of our storage networking products to customers using EMC's disk mirroring systems accounted for 35% of our total product revenue. We also market our remote disk mirroring applications with other vendors, including Hitachi Data Systems and IBM.

  IBM

     IBM is one of our oldest strategic partners. We coordinate local market activities with IBM, provide mutual assistance and prepare combined proposals. We also partner with IBM to provide customers with outsourced disaster avoidance and recovery capability and remote disk mirroring applications.

  StorageTek

     In November 1999, we entered into a three-year agreement with StorageTek under which it resells our SAN over WAN products. In addition, we purchased StorageTek's DXE/RDE product line for $2.5 million in cash and assumed ongoing manufacturing and engineering responsibilities for this product line. This acquisition will provide us with access to StorageTek's large installed base of customers for cross-selling our SAN products. We plan to discontinue the DXE/RDE product line in March 2001, and transition the customer base to our UltraNet(R) and Channelink(R) products. We have certified StorageTek's tape drives with our UltraNet(R) product and work closely with them to ensure interoperability.

  Compaq

     Compaq has entered into a multi-million dollar commitment to resell our SAN products. Compaq is packaging our Fibre Channel-based SAN over WAN solutions with their product offerings. Our UltraNet(R) Open Systems Gateway product supports Compaq's StorageWorks Data Replication Manager over long distances. The relationship with Compaq is significant because we believe Compaq is the largest provider of storage today.

  Brocade

     Our UltraNet(R) Fibre Channel Switch, which is manufactured by Brocade, became generally available in June 1999. We believe the combination of our UltraNet(R) storage networking solutions and UltraNet(R) family of Fibre Channel switches offers customers an attractive architecture for developing SAN solutions. The industry expects complete interoperability for Fibre Channel devices, and we believe our SAN solutions are a step in that direction.

OTHER STORAGE NETWORKING PRODUCTS

     We also offer channel extension products, which are certified for use with over 250 different devices. These products offer connectivity over unlimited distances, free of limitations imposed by traditional standards and protocols. These products are used for the following applications:

     - Data Center Consolidation -- The consolidation of data centers in different locations to one location; often useful after mergers or acquisitions.

     - Remote Printing/Imaging -- High-speed digital printing or imaging at remote locations.

     - Data Center Load Balancing -- Operating two or more data centers from one site. The application is transparent to the systems and servers that are interconnected as well as to data users, meaning users do not know that the data is not located centrally.

     Under our agreement with StorageTek, we have also assumed ongoing manufacturing and continuing engineering responsibility for StorageTek's DXE/RDE product line. This product line is used for similar applications as our Channelink(R) product line and substantially all sales of such products are to StorageTek. We plan to discontinue the DXE/RDE product line in March 2001 and transition the customer base to our UltraNet(R) and Channelink(R) products.

PROFESSIONAL SERVICES

  SAN Assessment Services

     Our SAN assessment analyzes a company's storage needs, determines a SAN solution to meet those needs, and assists in development of a business case to justify the SAN solution. With a SAN assessment, we assist our customers in making their existing networks more flexible and easier to manage. This thorough assessment assists information technology managers and corporate executives responsible for planning and funding computer resources in making sound data management and storage decisions.

     Our reliable, repeatable SAN assessment process includes the following phases. These phases are designed for efficient evaluation and recommendation of an appropriate SAN infrastructure for storage.

     - SAN audit -- the audit contains a summary of business needs and an inventory of a customer's network components and a storage capability.

     - SAN analysis -- the analysis includes a profile of a customer's current environment compared to its competitors, capacity planning, and a projection of a customer's future needs.

     - SAN recommendation -- this phase develops a detailed summary report containing one to three recommended SAN solutions.

  SAN Integration Services

     Our professional services help companies implement storage networking solutions. Implementation includes project planning, designing and documenting a detailed network, installing SAN components, integrating SAN components, and testing the functionality of the implemented SAN solution. Our storage networking products are at the heart of our SAN implementations, and our long-standing partnerships with well-known and successful storage equipment and software manufacturers place us at the forefront of SAN technology.

PRODUCT SUPPORT

     We offer standard maintenance contracts for our storage networking products. The contracts generally have a one-year term and provide for advance payment. Customers are offered a variety of contracts to choose from to suit their particular needs. For instance, current options allow a customer to choose support seven days a week, 24 hours per day, or five days per week, 11 hours a day. Other options offer the customer the choice to select air shipment or replacement parts, with the part being installed by the customer's staff, or on site support with spare parts and service being provided by a local parts distributor.

SALES AND MARKETING

     We market our storage networking products in the United States through a direct sales force. We have established representative offices in Canada, the United Kingdom, France, Germany, Australia, Hong Kong, Japan, The Netherlands, Brazil and Mexico. We also market the products in the United States and throughout the world through OEMs, systems integrators and dependent distributors.

     We maintain our own marketing staff and direct sales force. On July 31, 2000, we had approximately 200 persons in our marketing and sales organization for continuing operations.

CUSTOMERS

     Our customers include:

FINANCIAL SERVICES                 TELECOMMUNICATIONS                 INFORMATION OUTSOURCING
American Express                   AT&T Technologies                  Comdisco Disaster Recovery Services
Bank of America                    British Telecom                    Computer Sciences Company Ltd
Barclays                           Sprint                             Electronic Data Systems
Chase                              Worldcom                           IBM Global Services
Citibank                                                              Integrated Systems Solutions Corp.
Merrill Lynch
Rabo Bank

RESEARCH AND DEVELOPMENT

     The markets in which we operate are characterized by rapidly changing technology, new standards and changing customer requirements. Our long term success in these markets depends upon our continuing ability to develop advanced network hardware and software technologies.

     To meet the future demands of our customers, we expect to:

     - increase the compatibility of our products with the products made by others;

     - emphasize the flexible and modular architecture of our products to permit the introduction of new and improved products within existing systems;

     - continue to focus on providing sophisticated diagnostic support tools to help deliver high network availability and, in the event of failure, rapid return to service; and

     - develop new products based on customer feedback and market trends.

     Research and development expenses were equal to 14% of our total revenue during the six months ended July 31, 2000, compared to 15%, 14% and 15% of total revenue in 1997, 1998 and 1999, respectively. We intend to continue to apply a significant portion of resources to product enhancements and new product development for the foreseeable future. We cannot assure you that our research and development activities will be successful.

MANUFACTURING AND SUPPLIERS

     In-house manufacturing activities for our products primarily involve quality assurance testing of subassemblies and final system assembly, integration and quality assurance testing. We became ISO 9001 certified in 1999 and have been ISO 9002 certified since 1993.

     We manufacture our products based on forecasted orders. Forecasting orders is difficult as most shipments occur at the end of each quarter. Our customers generally place orders for immediate delivery, not in advance of need. Customers may generally cancel or reschedule orders without penalties. Accordingly, we believe that backlog is generally not meaningful for purposes of predicting our revenue for any fiscal period.

     Some of our products, including Fibre Channel switches, time division multiplexers and wave division multiplexers, are manufactured by OEMs for sale by us. We manufacture our other products from subassemblies, parts and components, such as integrated circuits, printed circuit boards, power supplies and metal parts, each manufactured by others. Some items manufactured by suppliers are made to our specific design criteria.

     At December 31, 1999, we held $1.7 million of inventory for parts that our vendors no longer manufacture. Products in which those parts are included accounted for approximately $80.9 million of sales in 1999. We expect that this inventory will be used in the ordinary course of our business over the next six years. Relevant parts will have to be redesigned after the inventory is used.

     We believe that we currently have adequate supply channels. Components and subassemblies used in our products and systems are generally available from a number of different suppliers. However, certain OEM products, such as Fibre Channel switches, time division multiplexers and wave division multiplexers, and key components in our other products are purchased from a limited number of sources. We do not anticipate any difficulty in obtaining an adequate supply of purchased OEM products and required components. An interruption in our existing supplier relationships or delays by some suppliers, however, could result in production delays and harm our results of operations.

COMPETITION

     Our products are sold in markets where other market participants have significantly greater revenues and internationally known brand names. Many of those market participants do not currently sell products similar to ours. However, such market participants may do so in the future, and new products we develop may compete with products sold by well-known market participants. Our competitors in channel networking and SAN include storage system vendors and others including Crossroads, Gadzoox, InRange, McData, Network Systems, QLogic, StorageTek and Vixel. In addition, Cisco Systems recently acquired a company which is developing IP-based network solutions which may have functionality similar to our product offerings.

     The markets in which we operate are characterized by rapidly changing technology and evolving industry standards, resulting in rapid product obsolescence and frequent product and feature introductions and improvements. We compete with several companies that have greater engineering and development resources, marketing resources, financial resources, manufacturing capability, customer support resources and name recognition. As a result, our competitors may have greater credibility with existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than we can to new or emerging technologies and changes in customer requirements. These competitive pressures may materially harm our business.

     The competitive environments of markets in which our storage networking products are sold are not yet fully developed. Accordingly, we are not in a position to prepare long range plans in response to unknown competitive pressures. As these markets grow, we anticipate other companies will enter with competing products. In addition, customers and business partners could possibly develop and introduce competing products. We anticipate the markets will be highly competitive.

     The declining sales of channel networking products present unique competitive pressures. We anticipate pricing pressures may increase in these markets. Consolidation of competing vendors of these products could also have negative consequences.

     The principal competitive factors affecting our products include customer service, flexibility, price, performance, reliability, ease of use and functionality. In many situations, the potential customer has an installed base of a competitor's products, which can be difficult to dislodge. IBM, Microsoft and others can significantly influence customers and control technology in our markets.

INTELLECTUAL PROPERTY RIGHTS

     We rely on a combination of trade secret, copyright, patent and trademark laws, nondisclosure agreements and technical measures to establish and protect our intellectual property rights. That protection may not preclude competitors from developing products with features similar to our products.

     We currently own three patents and have eight patent applications filed or in the process of being filed in the United States with respect to our continuing operations. Our pending patent applications, however, may not be issued. We have not applied for patent protection in any foreign countries. Not all of our unique products are patented. Our issued patents may not adequately protect our technology from infringement or prevent others from claiming that our technology infringes that of third parties. Failure to protect our intellectual property could materially harm our business. We believe that patent and copyright protection are less significant to our competitive position because of the rapid pace of technological change in the markets in which our products are sold and because of the effectiveness and quality of our support services, the knowledge, experience and ability of our employees and the frequency of our enhancements.

     We rely upon a patent license agreement to manufacture our Channelink(R) and UltraNet(R) products that use ESCON. This license was recently renewed and expires on December 31, 2004.

     We have from time to time received, and may in the future receive, communications from third parties asserting that our products infringe on their patents. We believe that we possess or license all required proprietary rights to the technology involved in our products and that our products, trademarks and other intellectual property rights do not infringe upon the proprietary rights of others. However, there can be no assurance that others will not claim a proprietary interest in all or a part of the technology we use or assert claims of infringement. Any such claim, regardless of its merits, could involve us in costly litigation and materially harm our business.

     The existence of a large number of patents in the markets in which our products are sold, the rapid rate of issuance of new patents and short product development cycles means it is not economically practical to determine in advance whether a product infringes patent rights of others. We believe that, based upon industry practice, any necessary license or rights under such patents may be obtained on terms that would not materially harm our consolidated financial position or results of operations. However, there can be no assurance in this regard.

EMPLOYEES

     As of July 31, 2000, we had 745 full-time employees for both divisions. On that date, 137 full-time employees provided services to both divisions and are members of our administrative and manufacturing departments. On that date, our continuing operations had 486 employees in addition to those who provide services to both divisions. We consider our ability to attract and retain qualified employees and to motivate such employees to be essential to our future success. Competition for highly skilled personnel is particularly intense in the computer and data communications industry, and we cannot assure that we will continue to attract and retain qualified employees.

LEGAL PROCEEDINGS

     We are currently not a party to any legal proceedings that could materially harm our business.

FACILITIES AND PROPERTIES

     Our principal administrative, manufacturing, engineering and development functions are located in leased facilities in the Minneapolis, Minnesota suburb of Plymouth. We lease space for our continuing operations in Atlanta, Georgia for development of certain products. In addition, we lease office space in England, France, Germany, Australia, Japan, The Netherlands, Brazil and Mexico. We also lease space for sales offices for our direct sales staff and systems consultants in a number of locations throughout the United States and Canada. We believe our facilities are adequate to meet our current needs. In August 2000, we terminated a lease on surplus space in a Minneapolis suburb in exchange for a cash payment which will be made to the landlord in the amount of $547,000 when certain conditions have been met. The payment has been accrued on the July 31, 2000 balance sheet.

DISCONTINUED OPERATIONS -- ENTERPRISE INTEGRATION SOLUTIONS DIVISION

     Our board of directors has determined to sell or spin-off our Enterprise Integration Solutions Division in order to focus all of our resources on our SAN and other storage networking products. The board of directors has set
January 31, 2001 as a target date for completing any sale or a decision to proceed with a spin-off. Accordingly, the financial information for this division has been accounted for as discontinued operations.

OUR ENTERPRISE INTEGRATION SOLUTION

     Our EAI solutions help organizations integrate legacy applications with powerful new business applications that improve customer productivity and customer satisfaction. Our EAI solutions preserve our customers' investment in their computer systems, allow enterprise-wide real-time access to data, are flexible and highly scalable. In addition to integrating existing systems, our EAI solutions are particularly suited for developing new applications, such as:

     - CRM applications -- CRM applications facilitate integration of information collected in different areas of a company that affect customer relations. CRM applications can instantly pull together customer information from multiple databases.

     - E-commerce applications -- Customer data integrated from a variety of legacy environments can enhance a company's ability to interact with suppliers and partners, sell products and provide customer service over the Internet. Our solutions filter legacy data, translate and format it so that it can be used with Sun Microsystem's NetDynamics and Lotus' Domino products and other Internet tools to build effective Internet-based sales and service applications in less time.

     Further, InVista(TM), a technology we acquired as part of our acquisition of IntelliFrame, includes new tools that provide business logic, rules and process workflow management for improved development and deployment of large e-commerce and CRM applications. With InVista(TM), our EAI solution is able to do more than just display information -- it is able to suggest alternative courses of action. For instance, InVista(TM) can recommend whether a customer should use funds in an account to pay a credit card bill, or transfer funds to a more favorable interest bearing account. A beta version of our InVista(TM) product became available during the second quarter of 2000. The product will be sold both on a standalone basis and with Enterprise/Access.

     Our EAI products are marketed through a direct sales staff and through our business partner program. An alliance with Siebel provides a comprehensive solution to established call centers and for sales force applications. Alliances with Cap Gemini, Deloitte Consulting and PricewaterhouseCoopers provide a platform for each business partner to introduce our EAI products to customers by trained specialists.

OUR ENTERPRISE INTEGRATION SOLUTIONS PRODUCTS

     Enterprise/Access is a development tool that permits legacy applications to be linked real-time with new business applications. The product is used with our InVista(TM) offering. Enterprise/Access uses a "zero coding" approach, i.e., it captures application screens, analyzes the interaction between the legacy system and the user, builds a model of the legacy application, and establishes all of the necessary data paths, transformations and logic for integrating the legacy application with the new front-end application. As a result of "zero coding," Enterprise/Access provides one of the fastest ways to e-commerce by enabling the easy reuse of existing legacy application programs. Key features of Enterprise/Access include:

     - no changes to our customers' existing applications software environment;

     - a graphical user interface, which promotes rapid implementation;

     - three-tier architecture for mainframe, server and client workstations, which enhance scalability and transparency; and

     - centralized management to administer, monitor and troubleshoot large-scale deployments.

     Enterprise/Connect uses TCP/IP to connect existing systems to open systems and to implement solutions for connecting mainframes to the Internet. This product is a complete package of applications providing mainframe connectivity via standard Web browsers, which are the standard interface on Internet applications. The browsers, based on the Java programming language, function as the universal window for access to mainframe terminal, file transfer and print services. We may divest our server gateways and tools assets, including Enterprise/Connect, in a transaction separate from the divestiture of our other EAI assets.

                                   MANAGEMENT

     Our directors, executive officers and key employees are as follows:

NAME                                                 POSITION SERVED                     AGE
----                                -------------------------------------------------    ---
Thomas G. Hudson..................  Chairman of the Board, President and Chief           53
                                    Executive Officer
Gregory T. Barnum.................  Chief Financial Officer, Vice President of           45
                                    Finance and Corporate Secretary
Jeffrey A. Bertelsen..............  Corporate Controller and Treasurer                   38
William C. Collette...............  Chief Technology Officer and Vice President of       56
                                    Advanced Technology
Peter Dixon.......................  Vice President of Worldwide Strategic Business       50
                                    Development and Solutions
Nick V. Ganio.....................  Group Vice President of Worldwide Sales,             40
                                    Marketing and Services
Mark R. Knittel...................  Group Vice President of Worldwide Product            45
                                    Operations
Patrick W. Gross..................  Director                                             55
Erwin A. Kelen....................  Director                                             64
Lawrence Perlman..................  Director                                             61
John A. Rollwagen.................  Director                                             59

     Thomas G. Hudson has served as President and Chief Executive Officer since June 1996, as a director since August 1996 and Chairman of the Board since May 1999. Mr. Hudson has also served as acting general manager of the Enterprise Integration Solutions Division since November 1999. From 1993 to June 1996, Mr. Hudson served as Senior Vice President of McGraw Hill Companies, a leading information services provider, serving as General Manager of its F.W. Dodge Division, and as Senior Vice President, Corporate Development. From 1968 to 1993, Mr. Hudson served in a number of management positions at IBM Corporation, most recently as Vice President Services Sector Division. Mr. Hudson's IBM career included varied product development, marketing and strategic responsibilities for IBM's financial services customers and extensive international and large systems experience. Mr. Hudson is a graduate of the University of Notre Dame and New York University. Mr. Hudson attended the Harvard Advanced Management Program in 1990.

     Gregory T. Barnum was appointed Vice President of Finance, Chief Financial Officer and Corporate Secretary in July 1997. From September 1992 to July 1997, Mr. Barnum served as Senior Vice President of Finance and Administration, Chief Financial Officer and Corporate Secretary at Tricord Systems, Inc., a manufacturer of enterprise servers. From May 1988 to September 1992, Mr. Barnum served as the Executive Vice President, Finance, Chief Financial Officer, Treasurer and Corporate Secretary for Cray Computer Corporation, a development stage company engaged in the design of supercomputers. Prior to that time, Mr. Barnum served in various accounting and financial management capacities for Cray Research, Inc., a manufacturer of supercomputers. Mr. Barnum is a graduate of the University of St. Thomas.

     Jeffrey A. Bertelsen was appointed Corporate Controller and Treasurer in December 1996. Mr. Bertelsen served as our Controller from March 1995 to December 1996. From 1985 to March 1995, Mr. Bertelsen was employed by KPMG LLP, a public accounting firm, most recently as a Senior Audit Manager. Mr. Bertelsen is a graduate of the University of Minnesota.

     William C. Collette was appointed Chief Technology Officer in December 1998 and Vice President of Advanced Technology in October 1999. Mr. Collette served as our Vice President of Engineering from December 1995 to October 1999, and as our Director of Future Software Development and as a Software Development Manager from June 1993 to December 1995. From 1990 to 1993, Mr. Collette was employed by SuperComputer Systems, Inc. as a Senior Software Engineer, where he worked with Steve Chen to design the networking for the SS1 Supercomputer. Mr. Collette holds a bachelors degree in business management from Metro State University.

     Peter Dixon was appointed Vice President Worldwide Strategic Business Development and Solutions Marketing in March 2000. From January 1989 to March 2000, Mr. Dixon has served in various capacities as Vice President. In addition, Mr. Dixon also served as Director of Distribution Marketing and Sales from February 1988 to January 1989. From 1985 to 1988, Mr. Dixon served as an Account Manager with National Advanced Systems Canada, Inc. and its predecessor, Sand Technology Systems, Inc., companies involved in the marketing of mainframe peripherals.

     Nick V. Ganio was appointed Group Vice President of Worldwide Sales, Marketing and Services in October 1999. From November 1998 to October 1999, Mr. Ganio served as Vice President of Worldwide Sales and also as Vice President of Direct Sales Worldwide from April 1998 to November 1998. From September 1996 to February 1998, Mr. Ganio served as Vice President of Worldwide Sales and Marketing for Xyplex, Inc. From March 1987 to September 1996, Mr. Ganio held various high-level positions with Digital Equipment Corporation, including Vice President of Operations in Japan, Vice President and General Manager of the Americas Networks Product business and Vice President and Executive Assistant to the Office of President. Mr. Ganio held various sales positions with IBM from May 1981 to February 1987. Mr. Ganio holds a bachelors degree, magna cum laude from Bernard Baruch College.

     Mark R. Knittel was appointed Group Vice President of Worldwide Product Operations in October 1999. From May 1997 to October 1999, Mr. Knittel served as our Vice-President of Marketing and also as our Vice President of Architecture and Business Development from March 1997 to May 1997. From July 1977 to March 1997, Mr. Knittel was employed with IBM where he held several executive development positions for both hardware and software networking products, as well as multiple strategy positions. Most recently, Mr. Knittel held the position of Director of Campus Product Marketing within the Network Hardware Division of IBM. Mr. Knittel has a masters degree in philosophy from the University of Chicago.

     Patrick W. Gross has been a director since July 1997. Mr. Gross founded American Management Systems, Inc. in 1970 where he serves as Chairman of the Executive Committee and Principal Executive Officer. American Management is a management consulting and systems integration firm applying information technology to business and management in both the public and private sectors. Between July 1968 and May 1970, Mr. Gross served on the staff of the U.S. Secretary of Defense in the Office of Systems Analysis. Mr. Gross is Chairman of Baker & Taylor Holdings, Inc., a private company, and serves as a director of American Management Systems, Inc., Capital One Financial Corporation, Capital One FSB, Landmark Systems Corporation and Net2000 Communications, a public NASDAQ company. Mr. Gross is a graduate of Rensselaer Polytechnic Institute, University of Michigan and Stanford University.

     Erwin A. Kelen has been a director since June 1988. Mr. Kelen is President of Kelen Ventures and a partner of Camir Investments, both private investment entities. Mr. Kelen is a private investor active in venture capital investments, investment management and helping small companies grow. From 1984 to 1990, Mr. Kelen was President and Chief Executive Officer of DataMyte Corporation, a wholly owned subsidiary of Allen Bradley Co. Mr. Kelen is also a director of Printronix, Inc., Insignia Systems, Inc., and CyberOptics Corporation. Mr. Kelen is a graduate of the Technical University of Budapest and the University of Minnesota Graduate School.

     Lawrence Perlman has been a director since June 1988. From January 1990 to December 1999, Mr. Perlman served as Chief Executive Officer of Ceridian Corporation, retiring as of December 31, 1999. Ceridian Corporation is a leading information services and defense electronics company that serves the human resources, electronic media, transportation, gaming and government markets. Mr. Perlman also serves as a director of Carlson Companies, Inc., Valspar Corporation and Amdocs Ltd. and as Chairman and a director of Seagate Technology, Inc. Mr. Perlman is a graduate of Carleton College and Harvard Law School.

     John A. Rollwagen has been a director since June 1993 and served as Chairman of the Board from December 1995 to May 1999. Mr. Rollwagen is a private investor and venture partner with St. Paul Venture Capital, a venture capital firm. From January 1993 to May 1993, Mr. Rollwagen served as U.S. Department of Commerce Deputy Secretary-Designate. Beginning in 1975, Mr. Rollwagen served in executive capacities with Cray Research, Inc. Mr. Rollwagen served as Chairman and Chief Executive Officer of Cray Research, Inc. from 1981 to January 1993. Mr. Rollwagen serves as a director of Lexar Media, Inc and of several private companies. Mr. Rollwagen is a graduate of The Massachusetts Institute of Technology and Harvard Graduate School of Business Administration.

                             PRINCIPAL SHAREHOLDERS

COMPUTER NETWORK TECHNOLOGY CORPORATION

     Except as otherwise noted, the following table sets forth the beneficial ownership of our common stock as of July 31, 2000 and as adjusted to reflect the sale of the shares of common stock in this offering by:

     - each person or entity known by us to own beneficially more than 5% of our common stock;

     - each of our directors;

     - each of our executive officers; and

     - all directors and executive officers as a group.

     The beneficial ownership is calculated based on 24,151,231 shares of our common stock outstanding as of July 31, 2000 and 27,851,231 shares outstanding immediately following the offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated, each person or entity named in the table have sole voting and investment power, or shares voting and investment power with his or her spouse, with respect to all shares of stock listed as owned by such person. Shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of July 31, 2000 are considered outstanding for the purpose of calculating the percentage of outstanding shares of our common stock held by the individual or entity, but not for the purpose of computing percentage ownership of any other person. The information set forth below excludes any shares purchased in the offering by the respective beneficial owner.

     Unless otherwise noted, the address for each entity and person listed below is 6000 Nathan Lane North, Plymouth, Minnesota 55442.

                                                           SHARES
                                                        BENEFICIALLY         PERCENT OF COMMON STOCK
NAME OF BENEFICIAL OWNER                                   OWNED                   OUTSTANDING
------------------------                                ------------    ---------------------------------
                                                                        BEFORE OFFERING    AFTER OFFERING
                                                                        ---------------    --------------
LeRoy C. Kopp and Kopp Investment Advisors, Inc.
  7701 France Avenue South, Suite 500
  Edina, MN 55345.....................................   4,776,453           19.78%            17.15%
Massachusetts Financial Services Company
  500 Boylston Street
  Boston, MA 02116....................................   2,816,064           11.66%            10.11%
Thomas G. Hudson......................................     574,713            2.33%             2.02%
Erwin A. Kelen........................................     539,577            2.21%             1.92%
John A. Rollwagen.....................................     265,000            1.09%                *
Lawrence Perlman......................................     213,333               *                 *
Patrick A. Gross......................................     128,334               *                 *
Mark R. Knittel.......................................      60,601               *                 *
Nick V. Ganio.........................................      63,061               *                 *
William C. Collette...................................      35,225               *                 *
Gregory T. Barnum.....................................      34,598               *                 *
Peter Dixon...........................................      14,791               *                 *
Jeffrey A. Bertelsen..................................      11,000               *                 *
All executive officers and directors as a group (11
  persons)............................................   1,940,233            7.55%             6.60%

---------------
* Represents beneficial ownership of less than 1% of the outstanding common stock.

     According to a Schedule 13F dated June 30, 2000, Leroy C. Kopp and Kopp Investment Advisors, Inc. are deemed to have beneficial ownership of 4,776,453 shares of our common stock.

     According to a Schedule 13F dated June 30, 2000, Massachusetts Financial Services Company, a registered investment adviser, is deemed to have beneficial ownership of 2,816,064 shares of our common stock.

     The beneficial ownership for Messrs. Kelen, Rollwagen, Perlman and Gross include 246,667, 260,000, 213,333 and 128,334 shares of common stock, respectively, issuable upon exercise of outstanding options.

     Mr. Hudson's beneficial ownership includes 4,206 shares held by Connecticut General Trust Company as trustee of our 401(k) Plan and 534,046 shares of common stock issuable upon exercise of outstanding options.

     Mr. Knittel's beneficial ownership includes 22,500 shares of common stock issuable upon the exercise of outstanding options.

     Mr. Ganio's beneficial ownership includes 62,500 shares of our common stock issuable upon the exercise of outstanding options.

     Mr. Collette's beneficial ownership includes 31,000 shares issuable upon the exercise of outstanding options.

     Mr. Barnum's beneficial ownership includes 28,750 shares of common stock issuable upon the exercise of outstanding options.

     Mr. Dixon's beneficial ownership includes 4,375 shares of common stock issuable upon the exercise of outstanding options.

     Mr. Bertelsen's beneficial ownership includes 8,000 shares of common stock issuable upon the exercise of outstanding options.

     The total for executive officers and directors as a group includes 1,539,505 shares that may be acquired upon exercise of options. Includes only executive officers and directors as of July 31, 2000.

OPTIONS IN SUBSIDIARY

     We have granted options in a subsidiary which holds certain assets of the Enterprise Integration Solutions Division. The subsidiary has 25,000,000 shares of stock outstanding. Our executive officers and directors as a group hold options to acquire 580,000 shares as of July 31, 2000, none of which are presently exercisable or will become exercisable in the next six months, unless a divestiture of the Enterprise Integration Solutions Division is completed. The options held by the executive officers and directors are generally exercisable at $2.00 per share, which represents estimated fair market value on the date of grant, and become exercisable upon a spin-off of the Enterprise Integration Solutions Division. In addition to the foregoing, options to acquire 2.2 million shares have been granted to employees of the Enterprise Integration Solutions Division. Those options, subject to exceptions, are generally exercisable at $2.00 per share, which represents estimated fair market value on the date of grant, and vest over a four year period, but are not exercisable until a spin-off of the Enterprise Integration Solutions Division has occurred.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement between us and the underwriters named below, who are represented by Bear, Stearns & Co. Inc., SG Cowen Securities Corporation and Wit SoundView Corporation, the underwriters have severally agreed to purchase from us the following respective number of shares of common stock less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement.

                                                                NUMBER OF
                        UNDERWRITER                              SHARES
                        -----------                             ---------
Bear, Stearns & Co. Inc. ...................................
SG Cowen Securities Corporation.............................
Wit SoundView Corporation ..................................
                                                                ---------
          Total.............................................    3,700,000
                                                                =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of legal matters by their counsel and to customary conditions, including the continuing correctness of our representations to them and no occurrence of an event that would significantly harm our business. The underwriters are obligated to purchase and accept delivery of all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

     We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.

     The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession not to exceed
$       per share. The underwriters may allow, and such selected dealers may
reallow, a concession not to exceed $       per share, and after the
commencement of this offering, the offering price and the concessions may be changed.

     We have granted to the underwriters an option to purchase up to 555,000 additional shares to be sold in this offering at the offering price less the underwriting discount set forth on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments, if any. The option may be exercised in whole or in part at any time within 30 days after the date of this prospectus supplement. To the extent the option is exercised, the underwriters will be severally committed, subject to several conditions, including the approval of legal matters by their counsel, to purchase the additional shares of common stock in proportion to their respective commitments as indicated in the preceding table.

     The underwriting fee is equal to the offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The following table shows the discounts to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                 PER SHARE                   TOTAL
                                                           ----------------------    ----------------------
                                                            WITHOUT       WITH        WITHOUT       WITH
                                                             OVER-        OVER-        OVER-        OVER-
                                                           ALLOTMENT    ALLOTMENT    ALLOTMENT    ALLOTMENT
                                                           ---------    ---------    ---------    ---------
Underwriting discounts and commissions payable by us...     $            $            $            $


     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $525,000 and will be paid by us. The offering of the shares is made for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for purchase of shares in whole or in part.

     We and our executive officers and directors have agreed not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, pledge or otherwise dispose of (or announce any of the foregoing), or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock beneficially owned during the 90-day period following the date of this prospectus supplement, subject to limited exceptions, without the prior written consent of Bear, Stearns & Co. Inc.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock.

     The underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in the offering. A short position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     Accordingly, to cover these short sales positions or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     A prospectus in electronic format is being made available on an Internet website maintained by Wit SoundView's affiliate, Wit Capital Corporation. In addition, other dealers purchasing shares from Wit SoundView in this offering have agreed to make a prospectus in electronic format available on websites maintained by each of these dealers. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any such website and any information contained on any other website maintained by such persons is not part of this prospectus supplement or the accompanying prospectus, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

     From time to time, some of the underwriters or their affiliates have provided, and may continue to provide in the future, investment banking, general financing and banking services to us and our affiliates, for which they have received, and expect to receive, customary compensation.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon by Leonard, Street and Deinard Professional Association, Minneapolis, Minnesota, counsel for Computer Network Technology. Various legal matters in connection with the offering will be passed upon for the underwriters by Morrison & Foerster LLP, San Francisco, California.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1998 and 1999 and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1999 included in this prospectus supplement have been included in reliance on the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon their authority as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of various fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's website at http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market System under the symbol "CMNT."

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus supplement and the accompany prospectus, which means that information included in these documents is considered part of this prospectus supplement and the accompany prospectus. The information incorporated by reference is considered to be part of the prospectus supplement and the accompany prospectus, and information that we subsequently file with the SEC will automatically update and supersede this information. This prospectus supplement and the accompany prospectus do not include all the information in the registration statement and documents incorporated by reference. You should refer to the documents and to the exhibits to the registration statement for a more complete understanding of the matter involved. We hereby incorporate by reference the documents listed below and any future filings made with the SEC prior to the termination of the offering under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

          1. Our Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 0-13994).

          2. Our Proxy Statement dated April 13, 2000, filed in connection with our May 25, 2000 Annual Meeting of Shareholders.

          3. Our Quarterly Reports on Form 10-Q for the quarters ended April 30, 2000 and July 31, 2000.

          4. The description of our common stock included in registration statements filed on Form 8-A effective November 15, 1985 and July 29, 1998, including any amendments or reports filed for the purpose of updating that description.

     We will furnish you without charge, on written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to Sue Nelson, Investor Relations, Computer Network Technology Corporation, 6000 Nathan Lane North, Plymouth, Minnesota 55442; telephone number: (763) 298-6000; e-mail: investor_relations@cnt.com.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will sell the offered securities only in states where the offer or sale is permitted. You should assume that the information appearing in this prospectus supplement or the accompanying prospectus or incorporated by reference is accurate only as of the date on the front of these documents. Our business and financial condition may have changed since that date.

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1999, and July 31, 2000 (unaudited).......................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999 and the six months ended
  June 30, 1999 (unaudited) and July 31, 2000 (unaudited)...  F-4
Consolidated Statements of Shareholders' Equity and
  Comprehensive Income for the years ended December 31,
  1997, 1998 and 1999, the one month transition period ended
  January 31, 2000 (unaudited) and the six months ended July
  31, 2000 (unaudited)......................................  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999 and the six months ended
  June 30, 1999 (unaudited) and July 31, 2000
  (unaudited)...............................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Computer Network Technology Corporation:

     We have audited the accompanying consolidated balance sheets of Computer Network Technology Corporation and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Network Technology Corporation and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                          KPMG LLP

Minneapolis, Minnesota
January 21, 2000, except as to the
effect of matters discussed in note
4, which is as of September 12,
2000.

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  DECEMBER 31
                                                               ------------------    JULY 31,
                                                                1998       1999        2000
                                                               -------   --------   -----------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $11,786   $ 16,184    $ 18,191
  Marketable securities.....................................       576     10,711      11,389
  Receivables, net..........................................    23,678     29,517      33,977
  Inventories...............................................    17,914     14,425      18,389
  Net current assets of discontinued operations.............     3,555      5,089       1,910
  Deferred tax asset........................................     2,328      3,415       3,415
  Other current assets......................................       972      1,776       2,656
                                                               -------   --------    --------
         Total current assets...............................    60,809     81,117      89,927
                                                               -------   --------    --------
Property and equipment, net.................................    14,815     17,529      23,001
Field support spares, net...................................     3,310      3,879       3,939
Deferred tax asset..........................................     1,221      2,070       2,070
Goodwill and other intangibles, net.........................     1,948      1,222       1,015
Net non-current assets of discontinued operations...........     5,298      4,645       3,659
Other assets................................................       195        192         787
                                                               -------   --------    --------
                                                               $87,596   $110,654    $124,398
                                                               =======   ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $ 7,136   $ 11,408    $ 11,474
  Accrued liabilities.......................................    12,100     10,010      15,817
  Deferred revenue..........................................     5,660      8,296      12,573
  Current installments of obligations under capital lease...       326        688       1,279
                                                               -------   --------    --------
         Total current liabilities..........................    25,222     30,402      41,143
                                                               -------   --------    --------
Obligations under capital lease, less current
  installments..............................................     1,816      1,780       2,366
                                                               -------   --------    --------
         Total liabilities..................................    27,038     32,182      43,509
                                                               -------   --------    --------
Shareholders' equity:
  Undesignated preferred stock, authorized 965 shares; none
    issued and outstanding..................................        --         --          --
  Series A Junior Participating Preferred Stock, authorized
    35 shares; none issued and outstanding..................        --         --          --
  Common stock, $.01 par value; authorized 100,000 shares;
    issued and outstanding 22,254 at December 31, 1998,
    23,792 at December 31, 1999 and 24,151 at July 31,
    2000....................................................       223        238         242
  Additional paid-in capital................................    54,921     68,927      71,554
  Unearned compensation.....................................      (355)      (838)       (924)
  Retained earnings.........................................     6,141     10,796      11,054
  Accumulated other comprehensive income-foreign currency
    translation adjustment..................................      (372)      (651)     (1,037)
                                                               -------   --------    --------
         Total shareholders' equity.........................    60,558     78,472      80,889
                                                               -------   --------    --------
                                                               $87,596   $110,654    $124,398
                                                               =======   ========    ========

          See accompanying notes to consolidated financial statements

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      SIX MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31        --------------------
                                                 -------------------------------    JUNE 30,    JULY 31,
                                                  1997        1998        1999        1999        2000
                                                 -------    --------    --------    --------    --------
                                                                                        (UNAUDITED)
REVENUE:
  Product sales..............................    $56,127    $ 74,969    $ 89,248    $42,588     $59,040
  Service fees...............................     24,068      28,052      36,741     17,149      23,908
                                                 -------    --------    --------    -------     -------
          Total revenue......................     80,195     103,021     125,989     59,737      82,948
                                                 -------    --------    --------    -------     -------
COST OF REVENUE:
  Cost of product sales......................     20,344      27,441      38,411     16,661      24,407
  Cost of service fees.......................     15,658      18,175      19,798      9,567      14,118
                                                 -------    --------    --------    -------     -------
          Total cost of revenue..............     36,002      45,616      58,209     26,228      38,525
                                                 -------    --------    --------    -------     -------
GROSS PROFIT.................................     44,193      57,405      67,780     33,509      44,423
                                                 -------    --------    --------    -------     -------
OPERATING EXPENSES:
  Sales and marketing........................     27,504      32,255      34,626     17,238      20,051
  Engineering and development................     12,384      14,236      18,456      8,838      11,475
  General and administrative.................      4,944       6,252       6,922      3,467       4,309
  Abandoned facility.........................         --          --       1,331         --          --
                                                 -------    --------    --------    -------     -------
          Total operating expenses...........     44,832      52,743      61,335     29,543      35,835
                                                 -------    --------    --------    -------     -------
INCOME (LOSS) FROM OPERATIONS................       (639)      4,662       6,445      3,966       8,588
                                                 -------    --------    --------    -------     -------
OTHER INCOME (EXPENSE):
  Interest income............................      1,553         393         744        226         667
  Interest expense...........................        (57)        (79)       (264)      (102)       (175)
  Other, net.................................        (96)        113        (370)      (232)       (271)
                                                 -------    --------    --------    -------     -------
          Other income (expense), net........      1,400         427         110       (108)        221
                                                 -------    --------    --------    -------     -------
Income from continuing operations before
  income taxes...............................        761       5,089       6,555      3,858       8,809
Provision for income taxes...................        312       1,730       2,229      1,312       2,907
                                                 -------    --------    --------    -------     -------
Income from continuing operations............        449       3,359       4,326      2,546       5,902
                                                 -------    --------    --------    -------     -------
Income (loss) from discontinued operations,
  net of tax.................................     (2,763)      1,370         329      1,937      (2,019)
                                                 -------    --------    --------    -------     -------
NET INCOME (LOSS)............................    $(2,314)   $  4,729    $  4,655    $ 4,483     $ 3,883
                                                 =======    ========    ========    =======     =======
BASIC INCOME (LOSS) PER SHARE:
  Continuing operations......................    $   .02    $    .15    $    .19    $   .11     $   .25
                                                 =======    ========    ========    =======     =======
  Discontinued operations....................    $  (.12)   $    .06    $    .01    $   .09     $  (.08)
                                                 =======    ========    ========    =======     =======
  Net income (loss)..........................    $  (.10)   $    .21    $    .20    $   .20     $   .16
                                                 =======    ========    ========    =======     =======
  Shares.....................................     22,702      22,095      23,137     22,773      24,020
                                                 =======    ========    ========    =======     =======
DILUTED INCOME (LOSS) PER SHARE:
  Continuing operations......................    $   .02    $    .15    $    .17    $   .10     $   .23
                                                 =======    ========    ========    =======     =======
  Discontinued operations....................    $  (.12)   $    .06    $    .01    $   .08     $  (.08)
                                                 =======    ========    ========    =======     =======
  Net income (loss)..........................    $  (.10)   $    .21    $    .18    $   .17     $   .15
                                                 =======    ========    ========    =======     =======
  Shares.....................................     22,702      22,572      25,818     25,649      26,152
                                                 =======    ========    ========    =======     =======

          See accompanying notes to consolidated financial statements

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME
                                 (IN THOUSANDS)

                                                                                                           ACCUMULATED
                                                  COMMON STOCK     ADDITIONAL                                 OTHER
                                                ----------------    PAID-IN       UNEARNED     RETAINED   COMPREHENSIVE
                                                SHARES    AMOUNT    CAPITAL     COMPENSATION   EARNINGS      INCOME        TOTAL
                                                -------   ------   ----------   ------------   --------   -------------   -------
Balance, December 31, 1996....................   23,408    $234     $60,372       $    --      $ 3,726       $  (171)     $64,161
                                                -------    ----     -------       -------      -------       -------      -------
Shares issued pursuant to the employee stock
 purchase plan, restricted stock plan and
 exercise of stock options....................      192       2         741           (42)          --            --          701
Repurchase of common stock....................   (1,405)    (14)     (6,674)           --           --            --       (6,688)
Compensation expense..........................       --      --          --             7           --            --            7
Comprehensive loss:
 Net loss.....................................       --      --          --            --       (2,314)           --       (2,314)
 Translation adjustment, net of tax effect of
   $0.........................................       --      --          --            --           --          (260)        (260)
                                                                                                                          -------
Total comprehensive loss......................       --      --          --            --           --            --       (2,574)
                                                -------    ----     -------       -------      -------       -------      -------
Balance, December 31, 1997....................   22,195    $222     $54,439       $   (35)     $ 1,412       $  (431)     $55,607
                                                -------    ----     -------       -------      -------       -------      -------
Shares issued pursuant to the employee stock
 purchase plan, restricted stock plan and
 exercise of stock options....................      454       5       2,041          (401)          --            --        1,645
Tax benefits from employee stock
 transactions.................................       --      --         195            --           --            --          195
Repurchase of common stock....................     (395)     (4)     (1,754)           --           --            --       (1,758)
Compensation expense..........................       --      --          --            81           --            --           81
Comprehensive income:
 Net income...................................       --      --          --            --        4,729            --        4,729
 Translation adjustment, net of tax effect of
   $0.........................................       --      --          --            --           --            59           59
                                                                                                                          -------
Total comprehensive income....................       --      --          --            --           --            --        4,788
                                                -------    ----     -------       -------      -------       -------      -------
Balance, December 31, 1998....................   22,254    $223     $54,921       $  (355)     $ 6,141       $  (372)     $60,558
                                                -------    ----     -------       -------      -------       -------      -------
Shares issued pursuant to the employee stock
 purchase plan, restricted stock plan and
 exercise of stock options....................    1,538      15       9,354          (799)          --            --        8,570
Tax benefits from employee stock
 transactions.................................       --      --       4,652            --           --            --        4,652
Compensation expense..........................       --      --          --           316           --            --          316
Comprehensive income:
 Net income...................................       --      --          --            --        4,655            --        4,655
 Translation adjustment, net of tax effect of
   $0.........................................       --      --          --            --           --          (279)        (279)
                                                                                                                          -------
Total comprehensive income....................       --      --          --            --           --            --        4,376
                                                -------    ----     -------       -------      -------       -------      -------
Balance, December 31, 1999....................   23,792    $238     $68,927       $  (838)     $10,796       $  (651)     $78,472
                                                -------    ----     -------       -------      -------       -------      -------
(unaudited)
Shares issued pursuant to the employee stock
 purchase plan, restricted stock plan and
 exercise of stock options....................       33      --         507          (341)          --            --          166
Tax benefits from employee stock
 transactions.................................       --      --          --            --           --            --           --
Compensation expense..........................       --      --          --            49           --            --           49
Comprehensive income:
 Net loss.....................................       --      --          --            --       (3,625)           --       (3,625)
 Translation adjustment, net of tax effect of
   $0.........................................       --      --          --            --           --            49           49
                                                                                                                          -------
Total comprehensive loss......................       --      --          --            --           --            --       (3,576)
                                                -------    ----     -------       -------      -------       -------      -------
Balance, January 31, 2000.....................   23,825    $238     $69,434       $(1,130)     $ 7,171       $  (602)     $75,111
                                                -------    ----     -------       -------      -------       -------      -------
(unaudited)
Shares issued pursuant to the employee stock
 purchase plan, restricted stock plan and
 exercise of stock options....................      326       4       2,120           111           --            --        2,235
Tax benefits from employee stock
 transactions.................................       --      --          --            --           --            --           --
Compensation expense..........................       --      --          --            95           --            --           95
Comprehensive income:
 Net income...................................       --      --          --            --        3,883            --        3,883
 Translation adjustment, net of tax effect of
   $0.........................................       --      --          --            --           --          (435)        (435)
                                                                                                                          -------
Total comprehensive income....................       --      --          --            --           --            --        3,448
                                                -------    ----     -------       -------      -------       -------      -------
Balance, July 31, 2000........................   24,151    $242     $71,554       $  (924)     $11,054       $(1,037)     $80,889
                                                =======    ====     =======       =======      =======       =======      =======

          See accompanying notes to consolidated financial statements

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                     SIX MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31         --------------------
                                               --------------------------------    JUNE 30,    JULY 31,
                                                 1997        1998        1999        1999        2000
                                               --------    --------    --------    --------    --------
                                                                                       (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss)........................    $ (2,314)   $  4,729    $  4,655    $ 4,483     $  3,883
  Discontinued operations..................       2,763      (1,370)       (329)    (1,937)       2,019
  Depreciation and amortization............       6,200       7,414       9,083      4,370        5,216
  Compensation expense.....................          --          58         219        106           25
  Change in deferred taxes.................        (452)        506      (1,936)        --           --
  Changes in operating assets and
     liabilities:
     Receivables...........................      (6,772)        872      (5,872)     2,233       (5,197)
     Inventories...........................      (1,219)     (6,815)      3,489      2,559          341
     Other current assets..................        (265)        127        (804)      (769)        (875)
     Accounts payable......................       3,347         (78)      4,272        980        2,217
     Accrued liabilities...................        (777)      4,179       2,563     (1,862)       9,685
     Deferred revenue......................       2,492      (1,528)      2,636      2,229        2,653
                                               --------    --------    --------    -------     --------
     Net cash provided by continuing
       operations..........................       3,003       8,094      17,976     12,392       19,967
     Net cash provided by (used in)
       discontinued operations.............      (1,200)      2,829         789     (1,887)         613
                                               --------    --------    --------    -------     --------
          Cash provided by operating
            activities.....................       1,803      10,923      18,765     10,505       20,580
                                               --------    --------    --------    -------     --------
INVESTING ACTIVITIES:
  Additions to property and equipment......      (6,650)     (6,345)     (8,262)    (4,249)      (7,500)
  Additions to field support spares........      (1,693)     (2,198)     (2,727)    (1,089)        (847)
  Additions to purchased technology........      (1,550)       (185)         --         --           --
  Discontinued operations -- acquisition of
     business..............................     (11,412)        169          --         --           --
  Discontinued operations -- proceeds from
     sale of vision product line...........       2,000          --          --         --           --
  Discontinued operations -- additions to
     long-term assets......................      (1,237)       (547)       (507)       (91)        (110)
  Purchase of marketable securities........     (12,190)    (18,054)    (15,421)       (97)      (2,748)
  Redemption of marketable securities......      36,374      23,512       5,286         --           --
  Other....................................         652           6         327         89         (599)
                                               --------    --------    --------    -------     --------
          Cash provided by (used in)
            investing activities...........       4,294      (3,642)    (21,304)    (5,437)     (11,804)
                                               --------    --------    --------    -------     --------
FINANCING ACTIVITIES:
  Payments for repurchases of common
     stock.................................      (6,688)     (1,758)         --         --           --
  Discontinued operations -- repayment of
     debt..................................          --          --      (1,000)    (1,000)          --
  Proceeds from issuance of common stock...         701       1,645       8,570      6,218        2,235
  Repayments of obligations under capital
     leases................................        (107)       (181)       (327)       (69)        (549)
                                               --------    --------    --------    -------     --------
          Cash provided by (used in)
            financing activities...........      (6,094)       (294)      7,243      5,149        1,686
                                               --------    --------    --------    -------     --------
Effects of exchange rate changes...........         (60)          9        (306)      (341)        (245)
                                               --------    --------    --------    -------     --------
Net increase (decrease) in cash and cash
  equivalents..............................         (57)      6,996       4,398      9,876       10,217
Cash and cash equivalents -- beginning of
  period...................................       4,847       4,790      11,786     11,786        7,974
                                               --------    --------    --------    -------     --------
Cash and cash equivalents -- end of
  period...................................    $  4,790    $ 11,786    $ 16,184    $21,662     $ 18,191
                                               ========    ========    ========    =======     ========

          See accompanying notes to consolidated financial statements

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1998, AND 1999
         (INFORMATION AS OF JULY 31, 2000 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1999 AND JULY 31, 2000 IS UNAUDITED)
              (TABULAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Computer Network Technology Corporation is a leading worldwide provider of high-performance Storage Area Networking (SAN) solutions, Enterprise Application Integration (EAI) tools, and world class services.

DISCONTINUED OPERATIONS

     The Company has determined that it will proceed with a divestiture of its Enterprise Integration Solutions Division. Accordingly, the Enterprise Integration Solutions Division has been accounted for as discontinued operations in the accompanying financial statements.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Computer Network Technology Corporation and its subsidiaries (together, the Company). All significant intercompany balances and transactions are eliminated in consolidation.

INTERIM FINANCIAL STATEMENTS

     The accompanying unaudited financial statements as of July 31, 2000 and for the six months ended June 30, 1999 and July 31, 2000 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal, recurring accruals) considered necessary for a fair presentation have been included. Results for the interim period are not necessarily indicative of results for an entire year.

     On January 12, 2000, the Company changed its fiscal year end to January 31, from December 31. The Company believes that the six months ended June 30, 1999 provide a meaningful comparison to the first half of fiscal 2000. There are no factors, of which the Company is aware, seasonal or otherwise, that would impact the comparability of information or trends, if results for the six months ended July 31, 1999 were presented in lieu of results for the six months ended June 30, 1999.

REVENUE RECOGNITION

     Revenue from product sales is generally recognized by the Company upon shipment or signed customer acceptance depending on the terms of the contract or purchase order. Revenue from software sales is recognized in accordance with American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition", and SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions". Service fees are recognized as revenue when earned, which is generally on a straight-line basis over the contracted service period. Deferred revenue primarily consists of the unearned portion of service agreements billed in advance to customers.

     In December 1999, the SEC staff issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 summarizes certain of the SEC staff's view in applying

                    COMPUTER NETWORK TECHNOLOGY CORPORATION
generally accepted accounting principles to revenue recognition in financial statements. The Company is currently analyzing whether SAB 101 will have any impact on its financial statements. SAB 101 is effective for the Company for the quarter ending January 31, 2001.

CASH EQUIVALENTS

     The Company considers investments in highly liquid debt securities having an initial maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES

     If significant, unrealized gains and losses on available-for-sale securities are excluded from earnings and are reflected as a separate component of shareholders' equity. Unrealized gains and losses on trading securities are included in earnings.

INVENTORIES

     Inventories are stated at the lower of cost (determined on a first in, first out basis) or market.

PROPERTY AND EQUIPMENT

     Property and equipment owned by the Company is carried at cost and depreciated using the straight-line method over three to eight years. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases. Expenditures for repairs and maintenance are charged to expense as incurred.

FIELD SUPPORT SPARES

     Field support spares are carried at cost and depreciated using the straight-line method over three years.

GOODWILL AND OTHER INTANGIBLES

     Goodwill represents the excess of purchase price over the fair value of net assets acquired and is amortized using the straight-line method over periods ranging from five to twenty years. Purchased technology and other identifiable intangible assets are carried at cost and amortized using the straight-line method over periods ranging from two to seven years.

     The Company assesses the potential impairment of its goodwill and other intangible assets based on anticipated cash flows from operations.

ALLOWANCE FOR RETURNS AND CREDIT LOSSES

     An allowance is made for potential returns and uncollectible accounts based on current and historical experience. The allowance for returns and credit losses at December 31, 1998 and 1999 was $1,225,000 and $959,000, respectively.

ENGINEERING AND DEVELOPMENT

     The Company accounts for engineering and development costs in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" (SFAS No.
86). The Company has expensed all engineering and development costs to date, as costs which meet the capitalization criteria outlined in SFAS No. 86 have not been significant.

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

FOREIGN CURRENCY

     The financial statements of the Company's international subsidiaries have been translated into U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" (SFAS No
52). Under SFAS No. 52, assets and liabilities are translated into U.S. dollars at year-end exchange rates, while equity accounts are translated at historical rates. Income and expenses are translated at the average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity.

     The Company is exposed to market risks related to fluctuations in foreign exchange rates because some sales transactions, and the assets and liabilities of its foreign subsidiaries, are denominated in foreign currencies. As of December 31, 1999, the Company has hedged a portion of its risk by purchasing forward exchange contracts for 950,000 British pounds sterling that settle at various times through February 15, 2000. Gains and losses from transactions denominated in foreign currencies and forward exchange contracts are included in net income (loss).

     The Company recognized foreign currency transaction losses in 1997 and 1999 of $45,000 and $196,000, respectively. The Company recognized a foreign currency transaction gain in 1998 of $110,000.

INCOME TAXES

     Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

STOCK COMPENSATION PLANS

     The Company accounts for its stock based compensation awards in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25) and provides the footnote disclosures required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS No. 123).

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the current year presentation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NET INCOME (LOSS) PER SHARE

     Basic net income (loss) per share is computed based on the weighted average number of common shares outstanding, while diluted net income (loss) per share is computed based on the weighted average number of common shares outstanding plus potential dilutive shares of common stock. Potential dilutive shares of common stock include stock options which have been granted to employees and directors and awards under the employee stock purchase plan.

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

COMPREHENSIVE INCOME

     Comprehensive income consists of the Company's net income (loss) and foreign currency translation adjustment and is presented in the consolidated statement of shareholders' equity and comprehensive income.

(2) COMPONENTS OF SELECTED BALANCE SHEET ACCOUNTS

                                                                 DECEMBER 31
                                                              ------------------     JULY 31,
                                                               1998       1999         2000
                                                              -------    -------    -----------
                                                                                    (UNAUDITED)
Inventories:
  Components and subassemblies..............................  $ 9,125    $ 8,661     $ 11,486
  Work in process...........................................    3,984      3,109        3,301
  Finished goods............................................    4,805      2,655        3,602
                                                              -------    -------     --------
                                                              $17,914    $14,425     $ 18,389
                                                              =======    =======     ========
Property and equipment:
  Machinery and equipment...................................  $20,909    $25,415     $ 29,662
  Office and data processing equipment......................   15,136     18,761       22,073
  Furniture and fixtures....................................    1,547      2,221        3,283
  Leasehold improvements....................................    2,090      2,264        1,398
                                                              -------    -------     --------
                                                               39,682     48,661       56,416
  Less accumulated depreciation and amortization............   24,867     31,132       33,415
                                                              -------    -------     --------
                                                              $14,815    $17,529     $ 23,001
                                                              =======    =======     ========
Field support spares:
  Field support spares......................................  $13,584    $16,311     $ 18,264
  Less accumulated depreciation.............................   10,274     12,432       14,325
                                                              -------    -------     --------
                                                              $ 3,310    $ 3,879     $  3,939
                                                              =======    =======     ========
Goodwill and other intangibles:
  Purchased technology......................................  $ 1,665    $ 1,665     $  1,665
  Goodwill..................................................      866        866          866
                                                              -------    -------     --------
                                                                2,531      2,531        2,531
  Less accumulated amortization.............................      583      1,309        1,516
                                                              -------    -------     --------
                                                              $ 1,948    $ 1,222     $  1,015
                                                              =======    =======     ========
Accrued liabilities:
  Compensation..............................................  $ 5,889    $ 5,949     $  8,426
  Income taxes..............................................    3,725      1,049        2,550
  Abandoned facility........................................       --      1,331          937
  Other.....................................................    2,486      1,681        3,904
                                                              -------    -------     --------
                                                              $12,100    $10,010     $ 15,817
                                                              =======    =======     ========

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

(3) MARKETABLE SECURITIES

     The Company's investments in marketable securities are summarized as follows:

                                                                 DECEMBER 31
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
          Corporate debt securities.........................  $    --    $10,319
          Standard & Poors 500 stock price index fund.......      576        392
                                                              -------    -------
                                                              $   576    $10,711
                                                              =======    =======

     At December 31, 1998 and 1999, available-for-sale securities consist of investments in corporate debt securities of $0 and $10,319,000, respectively. The amount of gross unrealized gains and losses with respect to investments in available-for-sale securities at December 31, 1998 and 1999 was not significant. The Company realized no significant gains or losses with respect to available-for-sale securities during the three-year period ended December 31, 1999. Proceeds from the sale of available-for-sale securities in 1997, 1998 and 1999 were $26,252,000, $8,093,000 and $984,000, respectively. At December 31,
1999, the Company's investments in available for sale securities have contractual maturities of six months or less.

     The Company's trading securities consist of a mutual fund investment that seeks to provide a return corresponding to the Standard & Poors 500 stock price index. The Company intends to use any gain or loss from this investment to directly offset the investment gain or loss owed to participants under the Company's executive deferred compensation plan. The amount of unrealized holding gains (losses) with respect to trading securities included in net income (loss) for 1997, 1998 and 1999 was $0, $0 and $112,000, respectively.

(4) DISCONTINUED OPERATIONS

     The Company has determined that it will proceed with a divestiture of its Enterprise Integration Solutions Division. Accordingly, the Enterprise Integration Solutions Division has been accounted for as a discontinued operation in the accompanying financial statements. The Enterprise Integration Solutions Division develops and sells EAI software that automates the integration of computer software applications, and business workflow processes, as well as our traditional server gateways and tools, which enable multiple desktop computers and mainframe terminals to communicate with one another. Management estimates that the disposition of this business segment will not result in a loss. Summary financial information for the discontinued operations was as follows:

     Condensed Consolidated Statements of Operations of Discontinued Operations:

                                                   YEARS ENDED DECEMBER 31      SIX MONTHS ENDED
                                                 ---------------------------   -------------------
                                                                               JUNE 30,   JULY 31,
                                                  1997      1998      1999       1999       2000
                                                 -------   -------   -------   --------   --------
                                                                                   (UNAUDITED)
Revenue........................................  $17,646   $30,514   $25,704   $15,032    $ 8,065
                                                 =======   =======   =======   =======    =======
Income (loss) before income taxes..............  $(4,654)  $ 2,550   $   498   $ 2,934    $(3,014)
Provision (benefit) for income taxes...........   (1,891)    1,180       169       997       (995)
                                                 -------   -------   -------   -------    -------
Net income (loss) from discontinued
  operations...................................  $(2,763)  $ 1,370   $   329   $ 1,937    $(2,019)
                                                 =======   =======   =======   =======    =======

     Certain general and administrative, facility and information technology infrastructure costs that had previously been allocated to and reported in the operating results of the Enterprise Integration Solutions Division have been reallocated to continuing operations.

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

     Condensed Consolidated Statements of Net Assets of Discontinued Operations:

                                                                 DECEMBER 31
                                                              -----------------    JULY 31,
                                                               1998      1999        2000
                                                              -------   -------   -----------
                                                                                  (UNAUDITED)
Receivables, net............................................  $ 6,547   $ 7,330     $ 4,633
Other current assets........................................    2,439     1,775       1,379
Goodwill and other intangibles, net.........................    2,789     2,205       1,791
Other long-term assets......................................    3,509     2,440       1,869
                                                              -------   -------     -------
     Total assets...........................................   15,284    13,750       9,672
                                                              -------   -------     -------
Debt........................................................    2,000     1,000          --
All other liabilities.......................................    4,431     3,016       4,103
                                                              -------   -------     -------
     Net assets of discontinued operations..................  $ 8,853   $ 9,734     $ 5,569
                                                              =======   =======     =======

APERTUS - DISCONTINUED OPERATIONS

     Effective October 24, 1997, the Company acquired substantially all of the assets (including in-process research and development) and assumed certain liabilities of the Internet Solutions Division of Apertus Technologies Incorporated (Apertus), a provider of Internet-to-mainframe connectivity products and Web access to legacy applications. The purchase price totaled $16,429,000 including a cash payment of $11,412,000 and assumption of $5,017,000 of liabilities and related acquisition costs. The acquisition was accounted for as a purchase and the consolidated financial statements of the Company include, as part of discontinued operations, the results of Apertus since October 24, 1997. The purchase price was allocated to the fair value of the assets and liabilities acquired as follows:

Current assets..............................................  $10,488
Property and equipment......................................    1,000
Other assets................................................      672
Identifiable intangibles and goodwill.......................    1,519
In-process research and development.........................    2,750
Current liabilities.........................................   (5,017)
                                                              -------
Cash paid...................................................  $11,412
                                                              =======

INTELLIFRAME - DISCONTINUED OPERATIONS

     Effective December 3, 1998, the Company acquired all of the outstanding stock of IntelliFrame Corporation (IntelliFrame), a start-up software and services company which develops technology for legacy systems integration with client/server and Internet technologies. The purchase price of $2,000,000 was paid in two installments of $1,000,000 each in January 1999 and 2000. The acquisition was accounted for as a purchase and the consolidated financial statements of the Company include, as part of discontinued operations, the results of IntelliFrame since December 3, 1998. The purchase price was allocated to the fair value of the assets and liabilities acquired as follows:

Net tangible assets.........................................  $  148
Identifiable intangibles and goodwill.......................   1,295
In-process research and development.........................     927
Deferred tax liability......................................    (370)
                                                              ------
Cash paid...................................................  $2,000
                                                              ======

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

     Two employees, who were former shareholders of IntelliFrame, a company we acquired, will be eligible for aggregate bonus payments of up to $10,000,000 through December 31, 2001 if future revenue from specified products of the Enterprise Integration Solutions Division exceed defined targets or if certain products are sold in a transaction that does not constitute a change in control. The potential bonus payments increase to a maximum of $12,000,000 if the Company were to divest certain specified products of the division in calendar year 2000. The employees may also be entitled to bonus payments of up to an aggregate of $8.0 million (offset by bonuses previously paid) upon certain failures to market specified products of the division prior to December 31, 2001. No bonus payments were made in 1998 or 1999 in connection with this agreement.

INTEGRATION ACTIVITIES -- DISCONTINUED OPERATIONS

     Subsequent to the acquisition of Apertus in 1997, the Company decided to consolidate certain operations and recorded a charge of $2,184,000 for costs incurred to integrate existing businesses, including accruals for severance, facility closures and infrastructure integration. During the three months ended December 31, 1999, the Company determined that it would not complete a previously planned consolidation of facilities in the United Kingdom. As a result, the remaining accrual for integration activities of $430,000 was reversed and included in results from discontinued operations in the accompanying 1999 consolidated statement of operations.

     In December 1997, the Company sold the assets and technologies relating to the vision line of products acquired from Apertus for $2,000,000 in cash, plus additional payments ranging from $1,500,000 to $2,000,000, depending upon the vision product line achieving a defined future revenue target. The Company did not recognize any gain or loss upon receipt of the initial $2,000,000 cash payment. During the six months ended June 30, 1999 and July 31, 2000, the Company received additional payments, from the sale of the vision product line of $667,000 and $1,210,000, respectively, which were recognized as income and included in results from discontinued operations. There are no additional payments to be received from the sale of the vision product line.

(5) LEASES

     The Company leases all office and manufacturing space and certain equipment under noncancelable capital and operating leases. Building leases have terms ranging from one to 16 years. At December 31, 1998 and 1999, leased capital assets included in property and equipment were as follows:

PROPERTY AND EQUIPMENT:                                        1998      1999
-----------------------                                       ------    ------
Office and data processing equipment........................  $2,430    $3,027
Less accumulated amortization...............................     481     1,098
                                                              ------    ------
                                                              $1,949    $1,929
                                                              ======    ======

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

     Future minimum lease payments, excluding executory costs such as real estate taxes, insurance and maintenance expense, by year and in the aggregate are as follows:

                                                                MINIMUM LEASE
                                                                 COMMITMENTS
                                                             --------------------
YEAR ENDING DECEMBER 31                                      CAPITAL    OPERATING
-----------------------                                      -------    ---------
2000.......................................................  $  878      $ 4,618
2001.......................................................     878        3,792
2002.......................................................     715        2,659
2003.......................................................     405        2,387
2004.......................................................      --        2,370
Thereafter.................................................      --       13,920
                                                             ------      -------
Total minimum lease payments...............................   2,876       29,746
Less minimum sublease income...............................      --          849
                                                             ------      -------
Net minimum lease payments.................................   2,876      $28,897
                                                                         =======
Less amounts representing interest at rates ranging from
  5.69% to 9.77%...........................................     408
                                                             ------
Present value of minimum capital lease payments............   2,468
Less current installments..................................     688
                                                             ------
Obligations under capital lease, less current
  installments.............................................  $1,780
                                                             ======

     Rent expense under noncancelable operating leases, exclusive of executory costs, for 1997, 1998, and 1999, was $2,765,000, $3,122,000 and $3,970,000,
respectively. The Company recently moved into a new leased facility for its principal office and manufacturing operations. During the three months ended December 31, 1999, the Company recognized a $1,331,000 charge for the future costs associated with a facility that was abandoned prior to expiration of the lease term.

(6) SHAREHOLDERS' EQUITY

COMMON STOCK REPURCHASE

     On March 10, 1997 the Company's board of directors authorized the repurchase of up to 2,000,000 shares of the Company's common stock. During 1997 and 1998, the Company repurchased 1,799,900 shares of its common stock for $8,446,000 pursuant to this authorization. No shares were repurchased in 1999.

RIGHTS PLAN

     On July 24, 1998 the Company's board of directors adopted a shareholders rights plan pursuant to which rights were distributed as a dividend at the rate of one preferred share purchase right for each outstanding share of common stock of the Company. The rights will expire on July 23, 2008 unless extended, earlier redeemed or exchanged by the Company.

STOCK OPTIONS AND RESTRICTED STOCK

     The Company maintains stock option and restricted stock plans (the Plans) which provide for the grant of stock options, restricted stock and stock based awards to officers, other employees, consultants, and independent contractors as determined by the compensation committee of the board of directors. A maximum of 7,430,000 shares of common stock are issuable under the terms of the Plans, of which no more than 930,000 shares may be issued as restricted stock or other stock based awards. As of

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

December 31, 1999, there were 673,659 shares of common stock available for future grants under these plans.

     Restricted stock issued under the Plans is recorded at fair market value on the date of grant and generally vest over a two to four year period. Vesting for some grants may be accelerated if certain performance criteria are achieved. Compensation expense is recognized over the applicable vesting period. During 1997, 1998 and 1999, the Company issued 8,000, 81,000 and 90,250 restricted shares, respectively, having an aggregate weighted fair market value per share of $5.16, $4.81 and $16.25, respectively. Compensation expense recognized for restricted shares in 1997, 1998 and 1999 was $7,000, $81,000 and $316,000,
respectively.

     All stock options granted under the Plans have an exercise price equal to fair market value on the date of grant, vest and become exercisable over individually defined periods, generally four years, and expire ten years from the date of grant. During 1999, stock options for 800,000 shares were granted at an exercise price of $21.88 that vest and become exercisable after six years, except that vesting with respect to 50% of the options will accelerate in the event the average closing sales price of the Company's common stock exceeds 150% of the exercise price for a period of sixty consecutive trading days. Vesting with respect to 100% of the options will accelerate if the average closing sales price of the Company's common stock exceeds 200% of the exercise price for a period of sixty consecutive trading days.

     A summary of the status of the Company's outstanding stock options and related changes for each of the years in the three year period ended December 31, 1999 is presented below:

                                                   1997                   1998                   1999
                                            -------------------    -------------------    -------------------
                                                      WEIGHTED-              WEIGHTED-              WEIGHTED-
                                                       AVERAGE                AVERAGE                AVERAGE
                                                      EXERCISE               EXERCISE               EXERCISE
OPTIONS                                     SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
-------                                     ------    ---------    ------    ---------    ------    ---------
Outstanding at beginning of year........     3,368      $6.19      4,321       $5.42       4,972     $ 5.63
Granted.................................     1,689       4.85      1,269        6.08       1,689      18.40
Reissued................................       310       4.94         --          --          --         --
Exercised...............................       (20)      3.80       (219)       4.66      (1,540)      5.54
Canceled................................    (1,026)      6.91       (399)       5.33        (443)     10.79
                                            ------                 -----                  ------
Outstanding at end of year..............     4,321      $5.42      4,972       $5.63       4,678     $ 9.76
                                            ======                 =====                  ======
Exercisable at end of year..............     1,707      $5.90      2,388       $5.71       1,901     $ 6.31
                                            ======                 =====                  ======
Weighted-average fair value of grants
  during the year.......................                $2.77                  $4.48                 $12.68

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                                       OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                             ---------------------------------------    ------------------------
                                                             WEIGHTED-
                                                              AVERAGE
                                                             REMAINING     WEIGHTED-                   WEIGHTED-
                                                            CONTRACTUAL     AVERAGE                     AVERAGE
RANGE OF                                       NUMBER          LIFE        EXERCISE       NUMBER       EXERCISE
EXERCISE PRICES                              OUTSTANDING    (IN YEARS)       PRICE      EXERCISABLE      PRICE
---------------                              -----------    -----------    ---------    -----------    ---------
$ 3.50 - $ 4.99..........................       1,487           7.0         $ 4.56           774        $ 4.56
$ 5.00 - $ 7.99..........................       1,363           6.7         $ 5.88           915        $ 5.92
$ 8.00 - $14.99..........................         937           8.5         $12.40           132        $ 9.84
$15.00 - $26.00..........................         891           9.4         $21.60            80        $21.88
                                                -----                                      -----
                                                4,678                                      1,901
                                                =====                                      =====

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

REALLEGACY.COM, INC. STOCK OPTIONS (UNAUDITED)

     We have issued options for the purchase of approximately 2.8 million shares of common stock in RealLegacy.com, Inc., our wholly owned subsidiary including our EAI business, to our directors and the employees and officers of RealLegacy.com, Inc. The options have an exercise price of $2.00 per share equal to their estimated fair market value on the date of grant, and have individually defined terms and vesting periods.

EMPLOYEE STOCK PURCHASE PLAN

     The 1992 Employee Stock Purchase Plan (the Purchase Plan) allows eligible employees an opportunity to purchase an aggregate of 1,100,000 shares of the Company's common stock at a price per share equal to 85% of the lesser of the fair market value of the Company's common stock at the beginning or the end of each six month purchase period. Under the terms of the Purchase Plan, no participant may acquire more than 5,000 shares of the Company's common stock or more than $2,500 in aggregate fair market value of common stock (as defined) during any six month purchase period. Common shares sold to employees under the Purchase Plan in 1997, 1998 and 1999 were 163,637, 153,163 and 86,972, respectively.

     The fair value of each purchase right granted in 1997, 1998 and 1999 was $1.66, $1.57 and $6.38, respectively.

STOCK COMPENSATION

     The Company has elected to continue to account for its plans in accordance with APB No. 25. Accordingly, no compensation cost related to stock option grants or shares sold to employees under the Employee Stock Purchase Plan has been recognized in the Company's financial statements. Had compensation cost for the Company's stock-based compensation plans been recognized consistent with the fair value method of SFAS No. 123, the Company's net income (loss) and net income (loss) per basic and diluted share would have been reduced to the pro forma amounts indicated below:

                                                        1997       1998      1999
                                                       -------    ------    ------
Net income (loss):
  As reported......................................    $(2,314)   $4,729    $4,655
  Pro forma........................................    $(3,826)   $2,580    $ (795)
Net income (loss) per share:
  As reported
     Basic.........................................    $  (.10)   $  .21    $  .20
     Diluted.......................................    $  (.10)   $  .21    $  .18
  Pro forma
     Basic.........................................    $  (.17)   $  .12    $ (.03)
     Diluted.......................................    $  (.17)   $  .11    $ (.03)

     The pro forma disclosures presented above do not reflect the full impact of stock based compensation on the Company's reported results under the recognition provisions of SFAS No. 123 because compensation expense is reflected over the vesting period of the award and compensation expense for awards granted prior to January 1, 1995 are not considered.

     In determining the compensation cost of stock option grants and shares sold to employees under the employee stock purchase plan, as specified by SFAS No. 123, the fair value of each award has been

                    COMPUTER NETWORK TECHNOLOGY CORPORATION
estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in these calculations are summarized below:

                                                        1997      1998      1999
                                                        -----     -----     -----
Risk free interest rate.............................     6.42%     5.26%     5.64%
Expected life.......................................     8.14      8.41      5.23
Expected volatility.................................    39.30%    67.50%    79.66%

(7) NET INCOME (LOSS) PER SHARE

     The components of net income (loss) per basic and diluted share are as follows:

                                                                WEIGHTED
                                               NET INCOME    AVERAGE SHARES    PER SHARE
                                                 (LOSS)       OUTSTANDING       AMOUNT
                                               ----------    --------------    ---------
1997:
  Basic....................................     $(2,314)         22,702          $(.10)
  Dilutive effect of employee stock
     purchase awards and options...........          --              --             --
                                                -------          ------          -----
  Diluted..................................     $(2,314)         22,702          $(.10)
                                                =======          ======          =====
1998:
  Basic....................................     $ 4,729          22,095          $ .21
  Dilutive effect of employee stock
     purchase awards and options...........          --             477             --
                                                -------          ------          -----
  Diluted..................................     $ 4,729          22,572          $ .21
                                                =======          ======          =====
1999:
  Basic....................................     $ 4,655          23,137          $ .20
  Dilutive effect of employee stock
     purchase awards and options...........          --           2,681           (.02)
                                                -------          ------          -----
  Diluted..................................     $ 4,655          25,818          $ .18
                                                =======          ======          =====

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

(8) INCOME TAXES

     The components of income from continuing operations before income taxes and income tax expense (benefit) for each of the years in the three-year period ended December 31, 1999 consists of the following:

                                                  1997       1998      1999
                                                 -------    ------    -------
Income from continuing operations before income
  taxes:
  U.S. ........................................  $   763    $4,251    $ 6,356
  Foreign......................................       (2)      838        199
                                                 -------    ------    -------
       Total...................................  $   761    $5,089    $ 6,555
                                                 =======    ======    =======
Income tax provision:
  Current:
     U.S. .....................................  $   685    $  693    $ 3,356
     Foreign...................................       --       277         60
     State.....................................       79       254        749
                                                 -------    ------    -------
       Total current...........................      764     1,224      4,165
                                                 -------    ------    -------
  Deferred:
     U.S. .....................................     (358)      453     (1,525)
     State.....................................      (94)       53       (411)
                                                 -------    ------    -------
       Total deferred..........................     (452)      506     (1,936)
                                                 -------    ------    -------
Total income tax expense.......................  $   312    $1,730    $ 2,229
                                                 =======    ======    =======

     The reconciliation of the statutory federal tax rate and the effective tax rate for each of the years in the three-year period ended December 31, 1999 is as follows:

                                                        1997     1998    1999
                                                        -----    ----    ----
Statutory tax rate....................................   34.0%   34.0%   34.0%
Increase (decrease) in taxes resulting from:
  State taxes, net of federal tax benefit.............    1.3     4.0     3.4
  Foreign sales corporation...........................  (35.0)   (6.3)   (5.3)
  Meals and entertainment.............................   11.8     1.2     1.1
  Change in valuation allowance.......................   28.1      --      --
  Other...............................................     .8     1.1      .8
                                                        -----    ----    ----
Total.................................................   41.0%   34.0%   34.0%
                                                        =====    ====    ====

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

     The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and (liabilities) as of December 31, 1998 and 1999 was as follows:

                                                               DECEMBER 31
                                                            -----------------
                                                             1998      1999
                                                            ------    -------
Deferred tax assets:
  Inventory...............................................  $  993    $ 1,556
  Accrued compensation....................................     808        847
  Property and equipment..................................     848        869
  Reserves for bad debts and sales returns................     258        135
  Foreign net operating loss carryforwards................     410        410
  Federal and state tax credits...........................     373      1,083
  Federal and state net operating loss carryforwards......      --        118
  Abandoned facility......................................      --        512
  Other...................................................     491        648
                                                            ------    -------
  Total gross deferred tax assets.........................   4,181      6,178
  Valuation allowance.....................................    (410)      (410)
                                                            ------    -------
          Net deferred tax assets.........................   3,771      5,768
                                                            ------    -------
Deferred tax liabilities:
  Other...................................................    (222)      (283)
                                                            ------    -------
  Total gross deferred tax liabilities....................    (222)      (283)
                                                            ------    -------
          Net deferred tax assets.........................  $3,549    $ 5,485
                                                            ======    =======

     The Company recorded a valuation allowance at December 31, 1998 and 1999 of $410,000 for the tax benefits associated with certain losses incurred from foreign operations. At December 31, 1999, the Company had net operating loss and credit carryforwards available for federal tax purposes of approximately $1,558,000 and $483,000, respectively, which will expire during the years 2001 through 2019.

     The Company has assessed its taxable earnings history and prospective future taxable income. Based on this assessment, management has determined that it is more likely than not that its net deferred tax assets will be realized in future periods. The Company may be required to provide a valuation allowance for this asset in the future if it does not generate sufficient taxable income as planned.

(9) SUCCESS SHARING BONUS PLAN

     The Company's Success Sharing Bonus Plan provides a formula for determination of cash bonus payments to eligible employees based on a defined percentage of a participant's qualifying base compensation multiplied by the CNT Performance Factor (CPF). The CPF is derived from a matrix formulated by the board of directors with axes consisting of defined levels of revenue growth and pre-tax profit.

     The success sharing bonus expense for 1997, 1998, and 1999 was $43,000, $1,673,000, and $420,000 respectively.

(10) 401(k) AND DEFERRED COMPENSATION PLANS

     The Company has a 401(k) salary savings plan which covers substantially all of its employees. The Company matches 100% of a participant's annual plan contributions up to an annual maximum per participant of $1,500 which vests over a four year period.

                    COMPUTER NETWORK TECHNOLOGY CORPORATION

     The Company has also established an executive deferred compensation plan for selected key employees which allows participants to defer a substantial portion of their compensation each year. The Company matches 20% of a participant's annual plan contributions up to an annual maximum per participant of $10,000. Matching contributions vest over a four year period from the later of July 1, 1997 or the participant's date of hire. In addition, the Company provides participants with an annual earnings credit based on the investment indexes selected by the participant prior to the start of each plan year.

     The Company's expense under the 401(k) and deferred compensation plans for 1997, 1998 and 1999 was $380,000, $570,000 and $470,000, respectively.

(11) SEGMENT INFORMATION

     Information with respect to the Company's foreign operations is summarized as follows:

                                                                  YEAR ENDED DECEMBER 31
                                                              -------------------------------
                                                               1997        1998        1999
                                                              -------    --------    --------
Revenue:
  United States.............................................  $56,750    $ 69,655    $ 82,494
  United Kingdom............................................    6,243       9,596      13,402
  France....................................................    1,763       5,479       4,348
  Other.....................................................   15,439      18,291      25,745
                                                              -------    --------    --------
          Total.............................................  $80,195    $103,021    $125,989
                                                              =======    ========    ========
Long -- Lived Assets (end of year):
  United States.............................................  $16,272    $ 18,454      21,464
  United Kingdom............................................      781       1,049         901
  Other.....................................................      265         570         265
                                                              -------    --------    --------
          Total.............................................  $17,318    $ 20,073    $ 22,630
                                                              =======    ========    ========

     Revenue has been attributed to the country where the end-user customer is located.

     No single customer accounted for more than 10% of the Company's total revenue in 1997, 1998 or 1999.

(12) NONCASH FINANCING AND INVESTING ACTIVITIES AND SUPPLEMENTAL CASH FLOW INFORMATION

     Cash payments for interest expense in 1997, 1998, and 1999 were $57,000, $79,000, and $222,000, respectively.

     Cash payments for income taxes, net of refunds received, in 1997, 1998 and 1999 were $986,000, $331,000 and $2,116,000, respectively.

     During 1997, 1998, and 1999, the Company entered into capital lease obligations for equipment valued at $989,000, $1,441,000 and $653,000, respectively.

(13) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair values of financial instruments:

     The carrying amount for cash and cash equivalents, marketable securities, accounts receivable and long-term obligations approximates fair value because of the short maturity of those instruments.

PROSPECTUS

                                  $100,000,000

                       [COMPUTER NETWORK TECHNOLOGY LOGO]

                                COMMON STOCK AND
                         CONVERTIBLE SUBORDINATED NOTES
                            ------------------------
     By this prospectus, we may offer, from time to time, in one or more series or classes the following securities:

     - shares of our common stock, and

     - our notes, which are convertible subordinated notes.

     The aggregate initial offering price of these "offered securities" that we may issue will not exceed $100,000,000. If we issue convertible subordinated notes at a discount from their original principal stated amount, then, for purposes of calculating the aggregate initial offering price of the offered securities, we will treat the initial offering price of the convertible subordinated notes as the total original principal amount of the convertible subordinated notes.

     Our common stock is quoted on the Nasdaq National Market under the symbol "CMNT." On August 20, 1999, the last reported sale price of our common stock was $13.94 per share.

     We may offer the offered securities in amounts, at prices and on terms determined at the time of the offering. We will provide you with specific terms of the applicable offered securities in supplements to this prospectus.

     You should read this prospectus and any prospectus supplement carefully before you decide to invest. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING THE OFFERED SECURITIES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE OFFERED SECURITIES OR DETERMINED IF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS TRUTHFUL AND COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.

                            ------------------------

                The date of this prospectus is August 23, 1999.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, any prospectus supplement and other documents we have filed with the Securities and Exchange Commission contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which may include statements about our:

     - anticipated receipt of orders;

     - business strategy;

     - timing of and plans for the introduction or phase-out of products or services;

     - enhancements of existing products or services;

     - plans for hiring additional personnel;

     - entering into strategic partnerships; and

     - other plans, objectives, expectations and intentions contained in this prospectus or any prospectus supplement that are not historical facts.

     When used in this prospectus and any prospectus supplement, the words "may," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus and any prospectus supplement. We assume no obligation to update any forward-looking statements. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process under the Securities Act of 1933 (the "Securities Act"). Under the shelf process, we may, from time to time, sell any combination of the offered securities described in this prospectus in one or more offerings up to a total dollar amount of $100,000,000.

     This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If SEC rules and regulations require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for a complete description of these matters. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

     This prospectus provides you with a general description of the offered securities. Each time we sell offered securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change any information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of various fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Website at http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market System.

     The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC with this prospectus or subsequent to the date of this prospectus will automatically update and supersede this information. This prospectus does not include all the information in the registration statement and documents incorporated by reference. You should refer to the documents and to the exhibits to the registration statement for a more complete understanding of the matter involved. We hereby incorporate by reference the documents listed below and any future filings made with the SEC prior to the termination of the offering under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

          1. Our Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 0-13994).

          2. Our Proxy Statement dated April 1, 1999, filed in connection with our May 13, 1999 Annual Meeting of Shareholders.

          3. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999 (File No. 0-13994).

          4. Our Current Report on Form 8-K, filed with the SEC on May 25, 1999 (File No. 0-13994).

          5. The description of our common stock included in registration statements filed on Form 8-A effective November 15, 1985, and July 29, 1998, including any amendments or reports filed for the purpose of updating that description.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to Sue Nelson, Investor Relations, Computer Network Technology Corporation, 6000 Nathan Lane North, Plymouth, Minnesota 55442, phone
(763) 298-6000, e-mail investor  relations@cnt.com.

     You should rely only on the information contained or incorporated by reference in this prospectus or the applicable prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will only sell the offered securities in states where the offer or sale is permitted. You should assume that the information appearing in this prospectus or the applicable prospectus supplement or incorporated by reference is accurate only as of the date on the front of these documents. Our business and financial condition may have changed since that date.

                 ABOUT COMPUTER NETWORK TECHNOLOGY CORPORATION

     We design, manufacture, market and support a wide range of computer hardware and software products for business-critical, or important, storage networks. We also design, manufacture, market and support products that integrate existing computer applications. We operate as two separate divisions -- the Networking Solutions Division and the Enterprise Integration Solutions Division. Our Networking Solutions Division sells storage area networking, or SAN, products and our established channel networking products, which enable computers to transmit data over unlimited distances. Our Enterprise Integration Solutions Division develops and sells enterprise application integration, or EAI, software that automates the integration of computer software applications, as well as our traditional server gateways and tools, which enable multiple desktop computers and mainframe terminals to communicate with one another. Both divisions offer professional consulting and support services.

     Our Networking Solutions Division is a leading provider of hardware and software products that enable our customers to build and manage SANs. A SAN is a high-speed network within a business' existing computer network that allows the business to manage and backup its expanding storage needs with greater efficiency and less disruption to its network operations. Customers can create SANs within both local area networks, or LANs, which are networks confined to limited geographical areas, and wide area networks, or WANs, which are networks dispersed over long distances that communicate by third party telephone systems. Our SAN products enable companies to cost effectively manage their increasing storage requirements, flexibly add to and reconfigure their existing SANs, provide faster access to greater amounts of data and protect their data more efficiently. We market our SAN products directly and through strategic partnerships with leading storage industry companies.

     Our Enterprise Integration Solutions Division develops and markets our EAI software products. EAI refers to the process of integrating existing networks and applications, which are frequently based on mainframe platforms, with new networks and applications, which are usually open systems, so that users can easily access information on all of a business' disparate computer systems. Mainframes are computer systems with high processing power that have traditionally been used by large businesses for storing and processing large amounts of data. Open systems are newer systems that are easy to scale, or expand, and use hardware and software standards that are not proprietary to any vendor. Our EAI products offer automated integration, without line-by-line coding, that allows easy, real-time access to a business' entire database, no matter what type of system any given data resides upon. Our solutions are flexible and scalable in that they can accommodate a virtually unlimited number of users into an integrated system.

     Our EAI products are targeted primarily for customer relationship management, or CRM, and electronic-commerce, or e-commerce, applications. CRM affords our clients' customer service representatives easy, real-time access to all of the organization's information about a given customer. E-commerce applications enhance our clients' ability to sell products and conduct business over the Internet. We market our EAI products directly and in conjunction with leading industry partners.
                           -------------------------

     As used in this prospectus, "CNT" means Computer Network Technology Corporation. We are a Minnesota corporation. Our principal executive offices are located at 600 Nathan Lane North, Plymouth, Minnesota 55442, and our telephone number is (763) 298-6000. Our World Wide Website is http://www.cnt.com. Information contained in our website is specifically not incorporated herein by reference or otherwise.
                            ------------------------

     The CNT logo, CNT(R), UltraNet(R) and Channelink(R) are our registered trademarks. Enterprise/Access and Enterprise/Connect are also our trademarks. This prospectus contains other trademarks and trade names owned by us or other entities. References in this prospectus to "common stock" include the associated preferred share purchase right.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratios of earnings to fixed charges for the periods shown.

                                                                                           SIX MONTHS
                                                            YEAR ENDED DECEMBER 31,           ENDED
                                                        --------------------------------    JUNE 30,
                                                        1994   1995   1996   1997   1998      1999
                                                        ----   ----   ----   ----   ----   -----------
Ratio of earnings to fixed charges....................  --     8.81   3.59   --     7.82      9.29

     We had net losses for the years ended December 31, 1994 and 1997. Consequently, our earnings were insufficient to cover fixed charges in those years by approximately $1.8 million and $3.9 million, respectively.

     The ratio of earnings to fixed charges is computed as earnings (loss) before provision for income taxes and fixed charges. Fixed charges consist of interest expense plus such portion of rental expense as is representative of the interest factor.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, we anticipate that any net proceeds from the sale of offered securities will be used to fund expansion of our business, including for:

     - additional working capital;

     - capital expenditures;

     - repayment of debt;

     - funding net losses;

     - acquisitions; and

     - general corporate purposes.

     When we offer a particular series of offered securities, the prospectus supplement relating to that offering will set forth the intended use of the net proceeds received from that offering. Pending the application of the net proceeds, we expect to invest the proceeds from the sale of offered securities in short-term, interest-bearing instruments or other investment-grade debt securities.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus and any prospectus supplement before purchasing any offered securities. Investing in the offered securities involves a high degree of risk.

     WE EXPECT OUR QUARTERLY REVENUES AND OPERATING RESULTS TO FLUCTUATE FOR A NUMBER OF REASONS, WHICH COULD CAUSE OUR STOCK PRICE TO FLUCTUATE

     Our quarterly revenues and operating results have varied significantly in the past and are likely to vary significantly in the future due to a number of factors, any of which may cause our stock price to fluctuate. The primary factors that may affect our quarterly financial performance include the following:

     - fluctuations in demand for our products and services;

     - the timing of customer orders, which are often grouped toward the end of a quarter, particularly large orders from our significant customers and whether any orders are cancelled;

     - product mix among our SAN, channel networking, EAI and server gateway and tools products;

     - our traditionally long sales cycle, which can range from 90 days to 12 months or more;

     - our ability to develop, introduce, ship and support new products and product enhancements;

     - the fact that our products are usually only part of an overall solution that our customers may have problems implementing or obtaining the required components or services from other vendors;

     - the rate of adoption of SANs as an alternative to existing data storage and management systems;

     - the rate of adoption of EAI products and related solutions;

     - announcements and new product introductions by our competitors and deferrals of customer orders in anticipation of new products, services or product enhancements introduced by us or our competitors;

     - decreases over time in the prices at which we can sell our products;

     - our ability to obtain sufficient supplies of components, including limited sourced components, at reasonable prices, or at all;

     - communication costs and the availability of communication lines;

     - increases in the prices of the components we purchase;

     - our ability to attain and maintain production volumes and quality levels for our products; and

     - increased expenses, particularly in connection with our strategy to continue to expand our relationships with key strategic partners.

     Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is likely, in some future period, that our operating results may be below expectations of public market analysts or investors. If this occurs, the price of offered securities likely will drop.

OUR SUCCESS IS DEPENDENT UPON THE DEVELOPMENT OF DEMAND FOR OUR SAN AND EAI PRODUCTS

     We are dependent upon the success of our SAN and EAI businesses. Potential customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, like SANs. Moreover, potential EAI customers may decide to adopt entirely new systems that eliminate the need for an EAI product. Our success in generating net revenues in these areas will depend on, among other things, our ability to:

     - educate potential customers, strategic partners and end users about the benefits of SAN, EAI and related technologies;

     - maintain and enhance our relationships with leading strategic partners;
       and

     - predict and base our products on standards that ultimately become industry standards.

     In addition, the continued growth of the market for SANs and related products depends on the continued decrease in price of related services and components, such as communication charges and switches. Any increase in the price of these related services and components would likely cause this market to grow at a reduced rate.

     Finally, SANs are often implemented in connection with deployment of new storage systems and servers. Accordingly, our future success is also substantially dependent on the market for new storage systems and servers.

WE HAVE RECENTLY INCURRED LOSSES AND MAY NOT BE ABLE TO MAINTAIN PROFITABILITY

     We experienced a loss of $2.3 million in 1997. We cannot be certain that we will be able to sustain recent growth rates or that we will realize sufficient revenues to maintain profitability. Also, we are depending on our SAN and EAI products for a significant portion of future revenues, especially as revenues from our channel networking and server gateways and tools products continue to decline. Our SAN and EAI related revenues must increase more rapidly than our revenues related to our channel networking and server gateways and tools products decline. We expect to incur significant product development, sales and marketing and administrative expenses in connection with the introduction of new SAN and EAI products, and as a result, we will need to generate significant revenue increases to achieve and maintain profitability. We may not be able to sustain or increase profitability.

OUR SAN AND EAI BUSINESSES ARE DIFFICULT TO PREDICT BECAUSE OF OUR LIMITED OPERATING EXPERIENCE IN THESE MARKETS

     We have only recently expanded into the SAN and EAI markets. In addition, we expect that a significant portion of our future revenues will be derived from these businesses. This limited operating experience, combined with the evolving nature of the markets in which we sell our SAN and EAI products, reduces our ability to accurately forecast our quarterly and annual revenue. Further, we plan our

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

operating expenses based in part on these revenue projections. Because most of our expenses are fixed in the short-term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue.

IF OUR RELATIONSHIPS WITH STRATEGIC PARTNERS ARE UNSUCCESSFUL OR TERMINATED, OUR PRODUCT REVENUES COULD DECLINE

     We market our products in connection with a few significant storage vendors, including EMC, Hitachi Data Systems and IBM. In the six months ended June 30, 1999, sales of our SAN products to customers using EMC's disk mirroring systems accounted for 25% of our product revenues. As a result, our success depends substantially on our ability to manage and expand our relationships with EMC and other storage vendors, to initiate relationships with new strategic partners that will recommend our products and the success of our strategic partners' products. In addition, we rely to a significant extent on the continued recommendation of our products by our strategic partners. To the extent that our strategic partners do not recommend our products, or to the extent that they recommend products offered by our competitors, our business will be harmed.

     Additionally, we have only a limited number of sales people devoted to the sale of our EAI products. We have chosen to rely on the efforts of our strategic partners to assist us in these sales efforts. To the extent these strategic partners are unable to sell these products, are unable to implement systems using our products or recommend our competitor's products, our future revenues could be substantially affected.

     We may not be able to manage and expand our relationships with strategic partners successfully, and they may not market our products successfully. Moreover, our relationships with strategic partners are not in writing, have no minimum purchase commitments and can be terminated or changed at any time. Our failure to manage and expand our relationships with our significant strategic partners, our failure to develop relationships with new strategic partners or the failure of our strategic partners to market our products could substantially reduce our net revenues and seriously harm our business.

WE HAVE LIMITED PRODUCT OFFERINGS AND OUR EXISTING PRODUCTS AND NEW PRODUCTS MUST ACHIEVE WIDESPREAD MARKET ACCEPTANCE

     We derive a substantial portion of our net revenues from a limited number of SAN and EAI products. Specifically, for the six-month period ended June 30, 1999, we derived approximately 48% and 5% of our product revenues from our SAN and EAI products, respectively. We expect that net revenues from these products will account for a substantial and growing portion of our total net revenues for the foreseeable future. Moreover, we expect net revenues from our channel networking and server gateways and tools products to decline. As a result, for the foreseeable future, we will continue to be subject to the risk of a dramatic decrease in net revenues if demand for our newest products, particularly our SAN products, decline. Therefore, widespread market acceptance of these products is critical to our future success. These products have been only recently introduced. Accordingly, the demand for, and market acceptance of, these products is uncertain.

     Factors that may affect the market acceptance of our SAN and EAI products, some of which are beyond our control, include the following:

     - growth of the SAN, EAI and related products markets;

     - performance, quality, price and total cost of ownership of our SAN and EAI products;

     - availability, price, quality and performance of competing products and technologies; and

     - successful development of our relationships with new and existing customers and strategic partners.

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

OUR INDUSTRIES ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND WE MUST KEEP PACE WITH THE CHANGES TO SUCCESSFULLY COMPETE

     The markets for our products are characterized by rapidly changing technology, evolving industry standards and the frequent introduction of new products and enhancements. Our future success depends in large part on our ability to enhance our existing products and to introduce new products on a timely basis to meet changes in customer preferences and evolving industry standards. We cannot be certain that we will be successful in developing, manufacturing and marketing new products or product enhancements that respond to such changes in a timely manner and achieve market acceptance. We also cannot be certain that we will be able to develop the underlying core technologies necessary to create new products and enhancements.

     Additionally, changes in technology and consumer preferences could potentially render our current products noncompetitive or obsolete. If we are unable, for technological or other reasons, to develop new products or enhance existing products in a timely manner in response to technological and market changes, our business, results of operations and financial condition would be harmed.

WE ARE SUBSTANTIALLY DEPENDENT ON THE FINANCIAL SERVICES, TELECOMMUNICATIONS AND INFORMATION OUTSOURCING INDUSTRIES

     During the six months ended June 30, 1999, approximately 18%, 16% and 7% of our product revenues were derived from businesses in the financial services, telecommunications and information outsourcing industries, respectively. In addition, for the years ended December 31, 1997 and 1998, combined, 37% and 44% of our product revenues were derived from businesses in these industries. The erosion of our relationships with our customers in these industries, or the erosion of demand for SAN and EAI products in these industries generally, would harm our financial condition and operating results.

WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS FOR KEY COMPONENTS

     We depend upon a limited number of suppliers for several key components used in the manufacture of our products. In the future, we may experience shortages of, or difficulties in acquiring, these components. If we are unable to buy these components, then we will not be able to manufacture our products on a timely basis.

     We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for such components. As a result, our component requirement forecasts may not be accurate. If we overestimate our component requirements, then we may have excess inventory, which would increase our costs. If we underestimate our component requirements, then we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Either of these occurrences would negatively impact our business and operating results.

THE COMPETITION IN OUR MARKETS MAY LEAD TO REDUCED SALES OF OUR PRODUCTS, REDUCED PROFITS OR REDUCED MARKET SHARE

     The markets for our products are competitive and are likely to become even more competitive. Increased competition could result in pricing pressures, reduced sales, reduced margins, reduced profits, reduced market share or the failure of our products to achieve or maintain market acceptance. Our products face competition from multiple sources, including the ability of some of our customers to design solutions to the problems targeted by our products. Many of our competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases or substantially greater resources than we have. As a result, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

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

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT DILUTE OUR SHAREHOLDERS AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES

     As part of our strategy, we expect to review opportunities to buy other businesses or technologies that would complement our current products and services, expand the breadth of our markets, enhance our technical capabilities, or otherwise offer growth opportunities. In the event of any future purchases, we could:

     - spend significant amounts of cash;

     - issue stock that would dilute our current shareholders' percentage ownership;

     - incur amortization expense related to goodwill and other intangible assets; or

     - incur debt or assume liabilities.

     These purchases also involve numerous risks, including:

     - problems combining the purchased operations, technologies, personnel or products;

     - unanticipated costs;

     - diversion of management's attention from our core business;

     - adverse effects on existing business relationships with suppliers, customers or strategic partners;

     - risks associated with entering markets in which we have no or limited prior experience;

     - potential loss of key employees of acquired or merged organizations; and

     - the growth rates of any acquired company may be less than those projected by analysts or anticipated by markets, which could have a depressive effect on our stock price.

     We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel related to organizations that we might acquire or merge with in the future.

THE NOTES WILL RANK BELOW OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS AND WE MAY BE UNABLE TO REPAY OUR OBLIGATIONS UNDER THE NOTES

     The notes will be unsecured and subordinated in right of payment to all of our existing and future Senior Indebtedness, and the existing and future liabilities of our subsidiaries. The notes are subordinate to our Senior Indebtedness and we will make payments on the notes only after we have satisfied all of our Senior Indebtedness upon the occurrence of any of the following events:

     - our bankruptcy, liquidation or reorganization;

     - upon default in the payment of principal or interest on Senior Indebtedness; or

     - in certain other events described in the indenture.

     As a result, we may not have sufficient assets remaining to pay amounts on any or all of the notes.

     The notes and related indenture do not limit our ability to incur other indebtedness and liabilities. We may have difficulty paying our obligations under the notes if we incur additional indebtedness or liabilities. As of June 30, 1999, our outstanding Senior Indebtedness was approximately $3.1 million, and our consolidated liabilities were approximately $34.1 million. We anticipate that from time to time we may incur additional indebtedness, including Senior Indebtedness, which could adversely affect our ability to pay our obligations under the notes.

WE MAY BE UNABLE TO REPURCHASE THE NOTES

     There is no sinking fund with respect to the notes, and at maturity the entire outstanding principal amount of the notes will become due and payable by us. If we experience a change in control, under

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

certain circumstances a holder of the notes may require that we repurchase all or a portion of its notes. At maturity or if a Change of Control does occur, we might not have sufficient funds or be able to arrange for additional financing to pay the repurchase price for all the notes tendered to us or due at maturity. Future borrowing arrangements or agreements relating to Senior Indebtedness to which we become a party may contain restrictions on, or prohibitions against, our repurchase of the notes. If the maturity date or a Change of Control occurs when we are prohibited from repurchasing the notes, we could try to obtain the consent of the lenders under those arrangements to purchase the notes or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repurchase the notes. In that case, our failure to repurchase any tendered notes or notes due upon maturity would constitute an event of default under the related indenture. This could, in turn, cause a default under the terms of our then existing Senior Indebtedness. As a result, in these circumstances, the subordination provisions of the indenture would, absent a waiver, prohibit any repurchase of the notes until we pay in full the senior debt.

UNDETECTED SOFTWARE OR HARDWARE ERRORS COULD INCREASE OUR COSTS AND DELAY PRODUCT INTRODUCTION

     Networking products frequently contain undetected software or hardware errors when first introduced or as new versions are released. Our products are complex and errors may be found from time to time in our products, including new or enhanced products. In addition, our products are combined with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. Moreover, the occurrence of hardware and software errors, whether caused by our or another vendor's products, could delay or prevent the development of the markets in which we compete.

THE LOSS OF KEY EXECUTIVE OR EXPERIENCED PERSONNEL OR THE INABILITY TO HIRE AND RETAIN ADDITIONAL PERSONNEL WITH EXPERTISE IN THE SAN AND EAI INDUSTRIES COULD NEGATIVELY IMPACT SALES AND DELAY PRODUCT INTRODUCTION

     We are dependent on Thomas G. Hudson, our Chairman, President and Chief Executive Officer. In addition, we rely upon the continued contributions of our key management, engineering and sales and marketing personnel, many of whom would be difficult to replace quickly. We also believe that our success depends to a significant extent on the ability of our management to operate effectively, both individually and as a group. Many members of our management team have only recently joined us. The loss of any one of our key employees could adversely affect our sales or delay the development or marketing of existing or future products.

     We believe our future success will depend also in part upon our ability to attract and retain highly skilled and qualified managerial, engineering, sales and marketing, and finance and operations personnel. Competition for these personnel is intense. In the past, we have experienced difficulty in hiring qualified personnel with expertise in the SAN and EAI industries, and there can be no assurance that we will be successful in attracting and retaining these individuals in the future. The inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of and negatively impact our ability to sell our products. In addition, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We cannot assure you that we will not receive such claims in the future as we seek to hire qualified personnel or that such claims will not result in costly litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

WE MUST CONTINUE TO IMPROVE OUR OPERATIONAL SYSTEMS AND CONTROLS TO MANAGE FUTURE GROWTH

     We plan to continue to expand our operations to pursue existing and potential market opportunities. We expect that this growth will place a significant demand on our management and our operational

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

resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls and train our employee base. Accordingly, we cannot assure you that:

     - we will be able to effectively manage the expansion of our operations;

     - our key employees will be able to work together effectively as a team to successfully manage our growth;

     - we will be able to hire, train and manage our employee base;

     - we will be able to properly integrate our acquisitions;

     - our systems, procedures or controls will be adequate to support our operations; and

     - our management will be able to achieve the rapid execution necessary to fully exploit the market opportunity for our products and services.

     Our inability to manage growth effectively could harm our business.

WE PLAN TO INCREASE OUR INTERNATIONAL SALES ACTIVITIES, WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS

     International markets accounted for approximately 34% of our revenues in 1998. We plan to expand our international sales activities, and therefore our success will become increasingly dependent on our performance in international markets. In fiscal 1999 and 2000, we intend to focus on expanding our international sales activities in The Netherlands, Mexico and Brazil. Our international sales growth in these and other countries will be limited if we are unable to establish relationships with international distributors, establish additional foreign operations, expand international sales channel management, hire additional personnel and develop relationships with international service providers. Even if we are able to successfully expand international operations, we cannot be certain that we will be able to maintain or increase international market demand for our products. Our international operations, including our sales activities in the rest of Europe, China, The Netherlands, Mexico and Brazil, are subject to a number of risks, including:

     - supporting multiple languages;

     - recruiting sales and technical support personnel with the skills to support our products;

     - increased complexity and costs of managing international operations;

     - protectionist laws and business practices that favor local competition;

     - dependence on local vendors;

     - multiple, conflicting and changing governmental laws and regulations;

     - longer sales cycles;

     - difficulties in collecting accounts receivable, converting foreign currency to dollars and remitting funds to the United States;

     - difficulties enforcing our legal rights;

     - reduced or limited protections of intellectual property rights; and

     - political and economic instability.

     None of our products include screen displays or user documentation in any language other than the English language. Our future prospects in international markets may require us to develop multiple language versions of our products and support documentation. The lack of such documentation could cause prospective customers to select other products. In addition, the development of such products and documentation could be costly and time consuming.

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

     Because a significant portion of our international revenues are denominated in foreign currencies, primarily French francs, the euro and British pounds sterling, an increase in the value of the U.S. dollar relative to these currencies could make our products more expensive and thus less competitive in foreign markets.

WE HAVE APPLIED FOR AND RECEIVED A LIMITED NUMBER OF PATENTS AND WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WHICH WOULD NEGATIVELY AFFECT OUR ABILITY TO COMPETE

     Historically, we have not pursued patents on all our intellectual property. Traditionally, we have relied, and currently continue to rely, on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with substantially all our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. We have four patents in process and have three existing patents. In addition, while we intend to more vigorously pursue patent protection for our intellectual property in the future, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States or where legal authorities in foreign countries do not vigorously enforce existing laws.

     We have from time to time received, and may in the future receive, communications from parties asserting patent rights against us that relate to certain of our products. Although we believe that we possess all required proprietary rights to the technology involved in our products and that our products, trademarks and other intellectual property rights do not infringe upon the proprietary rights of third parties, we cannot assure you that others will not claim a proprietary interest in all or part of our technology or assert claims of infringement. All such claims, regardless of their merits, could expose us to costly litigation and could substantially harm our operating results.

A LICENSE EXPIRES ON DECEMBER 31, 1999

     A license related to the sale of Channelink(R) and UltraNet(R) products that use ESCON expires on December 31, 1999. ESCON is the enterprise serial connection protocol and interface used on IBM mainframes. If we are unable to renew this license, we may be prohibited from further use of the subject technology and our operating results and financial condition would be harmed. In 1998, Channelink(R) and UltraNet(R) represented approximately one-half of our product revenues.

OTHERS MAY BRING INFRINGEMENT CLAIMS AGAINST US, WHICH COULD BE TIME-CONSUMING AND EXPENSIVE TO DEFEND

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuits could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

     - stop selling, incorporating or using our products or services that use the challenged intellectual property;

     - obtain a license from the owner of the infringed intellectual property right allowing us to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; and

     - redesign those products or services that use such technology.

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

     In addition to the related costs of the foregoing actions, if we are forced to take any of these actions, we may be unable to manufacture and sell the related products, which would reduce our revenues.

OUR FAILURE OR THE FAILURE OF OUR SUPPLIERS, STRATEGIC PARTNERS OR CUSTOMERS TO BE YEAR 2000 COMPLIANT COULD HARM OUR BUSINESS

     Failure of our products to recognize correctly date information when the year changes to 2000 could result in significant decreases in market acceptance of our products, increases in warranty claims and legal liability for defective software. We have undertaken testing and will continue to test our products to be sure that they are fully year 2000 compliant. Year 2000 preparations by our strategic partners, suppliers and customers could also slow down purchases of our products.

     Our internal year 2000 compliance review is focused on reviewing our internal computer information and security systems for year 2000 compliance and developing and implementing remedial programs to resolve year 2000 issues in a timely manner. Additionally, we are contacting our third party suppliers and requesting their written assurances that their systems are year 2000 compliant.

     If our suppliers, vendors, major distributors or partners fail to correct their year 2000 problems, these failures could result in an interruption in, or a failure of, our normal business activities or operations. If a year 2000 problem occurs, it may be difficult to determine which vendor's products have caused the problem. These failures could interrupt our operations and damage our relationships with our customers. Due to the general uncertainty inherent in the year 2000 problem resulting from the readiness of third-party suppliers and vendors, we are unable to determine at this time whether any year 2000 failures will harm us.

     A worst case scenario relative to the year 2000 issue would be the discovery of additional year 2000 deficiencies in our products that require significant extra time and expense to correct. A critical year 2000 deficiency by a key supplier, coupled with a failure to locate a suitable alternative source of supply, could also have a material impact on our business.

OUR CUSTOMERS MAY DELAY PRODUCT PURCHASES UNTIL AFTER JANUARY 1, 2000, WHICH WOULD HARM OUR SALES

     Our customers' purchasing plans could be affected by year 2000 issues if they need to expend significant resources to fix their existing systems. In addition, our sales could be materially impacted in 1999 and 2000 if customers were to stop, or significantly reduce, procurement of new equipment for their data centers and networks until after the start of the year 2000.

OUR PRODUCTS MUST COMPLY WITH EVOLVING INDUSTRY STANDARDS AND GOVERNMENT REGULATIONS

     The market for our products is characterized by the need to support industry standards as they emerge, evolve and achieve acceptance. To remain competitive, we must continue to introduce new products and product enhancements that meet these industry standards. For example, all components of a SAN must utilize a limited number of defined standards in order to work with existing computer systems. Our products comprise only a part of the entire storage area network and we depend on the companies that provide other components of the storage area network, many of whom are significantly larger than we are, to support the industry standards as they evolve. Also, our EAI products must provide compatibility with major hardware and software platform standards in order to be useful to our customers. The failure of these providers to support these industry standards could adversely affect the market acceptance of our products. In addition, in the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop will also be required to comply with standards established by authorities in various countries. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business.

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

MANAGEMENT CAN SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH OUR SHAREHOLDERS AND NOTEHOLDERS MAY NOT AGREE

     Our management can spend the net proceeds from this offering in ways with which our shareholders and noteholders may not agree. We cannot assure you that our investments and use of the net proceeds of this offering will yield favorable returns or results.

PROVISIONS IN OUR CHARTER DOCUMENTS, OUR SHAREHOLDER RIGHTS PLAN, EXISTING AGREEMENTS AND MINNESOTA LAW COULD PREVENT OR DELAY A TAKEOVER OF OUR COMPANY AND MAY IMPACT THE LIKELIHOOD OF TAKEOVER OFFERS THAT WOULD BE ATTRACTIVE TO OUR SHAREHOLDERS

     Provisions of our articles of incorporation, bylaws, shareholder rights plan and existing agreements may discourage, delay or prevent a merger or acquisition that a shareholder may consider favorable. These provisions include:

     - authorizing the issuance of preferred stock without shareholder approval;

     - termination of contracts and license agreements in the event of a takeover;

     - limiting the persons who may call special meetings of shareholders; and

     - preventing a takeover of us under our shareholder rights plan as a result of the dilutive effect the issuance of securities under the plan would have on acquiring parties.

     Provisions of Minnesota law also may discourage, delay or prevent someone from acquiring or merging with us. Further, some of our existing contracts may give other parties the right to terminate the contract or take other action that could harm our business as a result of a takeover.

THERE MAY BE NO PUBLIC MARKET FOR THE NOTES

     The notes will be a new issue of securities with no established trading market. Although the underwriters for any offering of the notes may advise us that they intend to make a market in the notes, they will have no obligation to do so and may discontinue their market making at any time without notice. In addition, their market making activity will be subject to limits imposed under the federal securities laws. Accordingly, a market for the notes may not develop and, if it does develop, it may not be maintained. Various factors could have a material adverse effect on the trading price of the notes, including the failure of an active market to develop and fluctuations in prevailing interest rates. In addition, our operating results and prospects could from time to time fall below the expectations of public market analysts and investors, which could adversely affect public perception of our creditworthiness and therefore the trading price of the notes.

THE MARKET PRICE FOR OUR COMMON STOCK HAS BEEN VOLATILE AND COULD EXPERIENCE EXTREME VOLATILITY IN THE FUTURE

     The stock market in general, and the stock prices of technology-based companies in particular, have experienced extreme volatility that has often been unrelated to the performance of any specific public companies. The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future. Any of the following factors, some of which are beyond our control, could have a significant impact on the market price of our common stock:

     - actual or anticipated fluctuations in our operating results;

     - differences between our financial or operating results and those projected by our analysts;

     - changes in market valuations of other technology companies;

     - announcements by us or our competitors of significant technical innovations, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

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     - general conditions in the financial services and telecommunications industries, and among information outsourcers;

     - losses of major customers;

     - additions or departures of key personnel;

     - sales of common stock in the future; and

     - anticipated trends in the economy in general, such as increased interest rates, and domestic and foreign political events, including war and civil unrest.

WE DO NOT PLAN TO PAY CASH DIVIDENDS

     We have never paid cash dividends and do not anticipate paying any cash dividends in our foreseeable future. We intend to retain future earnings, if any, to finance the growth and expansion of our business and for general corporate purposes. Loan agreements and other contracts that we might enter into in the future could prevent us from paying dividends.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities:

     - directly to purchasers;

     - through dealers;

     - through underwriters; or

     - through a combination of any of these methods of sale.

     We may effect the distribution of the offered securities from time to time in one or more transactions either:

     - at a fixed price or prices, which may be changed;

     - at market prices prevailing at the time of sale;

     - at prices related to such prevailing market prices; or

     - at negotiated prices or competitive bid basis.

     We may directly solicit offers to purchase offered securities. If an underwriter is, or underwriters are, utilized in the sale, we will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the offered securities in respect of which this prospectus is delivered to the public. In connection with the sale of offered securities, such underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of offered securities for whom they may act as agents. Underwriters may also sell offered securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by us to underwriters in connection with the offering of offered securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

     Underwriters, dealers and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

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     Certain persons participating in an offering of offered securities may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 permits, upon the satisfaction of certain conditions, underwriting and selling group members participating in a distribution that are also registered Nasdaq market makers in the security being distributed, or a related security, to engage in limited passive market making transactions during the period when Regulation M would otherwise prohibit the activity. In general, a passive market maker may not bid for or purchase a security at a price that exceeds the highest independent bid for those securities by a person that is not participating in the distribution and must identify its passive market making bids on the Nasdaq electronic inter-dealer reporting system. In addition, the net daily purchases made by a passive market maker generally may not exceed 30% of the market maker's average daily trading volume in the security for the two full consecutive calendar months, or any 60 consecutive days ending within 10 days, immediately preceding the date of filing of the registration statement of which this prospectus is a part.

     To facilitate the offering of offered securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the offered securities, which involves the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover the over-allotments or short positions by making purchases in the open market of or by exercising an over-allotment option. In addition, these persons may stabilize or maintain the price of offered securities by bidding for or purchasing the offered securities in the open market, or by imposing penalty bids, whereby selling concessions allowed dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

     The anticipated date of delivery of offered securities will be set forth in the applicable prospectus supplement relating to each offer.

     Other than in the United States, and except as may be set forth in a prospectus supplement, no action has been taken by us or the underwriters that would permit a public offering of the offered securities by this prospectus in any jurisdiction which requires action for that purpose. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements be distributed or published in any jurisdiction, except under circumstances that will ensure compliance with the applicable rules and regulations of the jurisdiction. Persons holding this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which an offer or a solicitation is unlawful.

                            DESCRIPTION OF THE NOTES

     Each offering of notes will be issued under an indenture (the "Indenture") to be entered into between us and a trustee (the "Trustee") chosen by us and qualified to act under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). A supplemental indenture may also be entered into with the Trustee prior to issuance of the notes which specifies certain terms of the notes. A copy of the form of Indenture is filed as an exhibit to the registration statement of which this prospectus is a part. The terms of the Indenture are also governed by certain provisions contained in the Trust Indenture Act of 1939. The descriptions under this heading related to the notes are summaries of their anticipated provisions. The summaries are not complete and are qualified in their entirety by reference to the actual Indenture, any supplemental indenture, the notes and terms made a part of the Indenture under the Trust Indenture Act. A form of the Indenture under which we may issue our notes has been filed as an exhibit to the registration statement of which this prospectus is a part. Whenever we refer in this prospectus or in the prospectus supplement to certain provisions of the Indenture, any supplemental indenture or the notes, or to defined terms, those sections or defined terms are incorporated by reference herein. You should read the Indenture, any supplemental indenture and the notes for provisions that may be important to you. The form of the Indenture, any supplemental indenture and the notes may be examined under the heading "Where You Can Find More Information".

     The terms and conditions described under this heading are of terms and conditions that apply generally to the notes. The particular terms of any offering of notes will be summarized in the applicable prospectus supplement. Those terms may differ from the terms set forth below. Except as set forth in the applicable indenture or in any supplemental indenture and described in a particular prospectus supplement, we may issue notes in one or more series and with limitations as to aggregate principal amount as set forth in the prospectus supplement.

GENERAL

     The notes will be general unsecured subordinated obligations of ours and will be convertible into our common stock as described below under "Conversion of Notes." Unless other arrangements are made, interest will be paid by check mailed to holders entitled thereto. Principal will be payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at the corporate trust office of the Trustee or at the option of the holder of the note, at any other office or agency of ours maintained for that purpose pursuant to the Indenture. Payments, transfers, exchanges and conversions relating to beneficial interests in notes issued in book-entry form will be subject to the procedures described under "Form, Denomination, Transfer, Exchange and Book-Entry Procedures" and "Exchange of Book-Entry Notes for Certificated Notes."

     The Indenture will not contain any financial covenants or any restrictions on the incurrence of debt by us or any of our subsidiaries.

TERMS OF NOTES TO BE INCLUDED IN THE PROSPECTUS SUMMARY

     The prospectus supplement relating to any series of notes that we may offer will set forth the price or prices at which the notes will be offered, and will contain the applicable specific terms of the notes of that series. These terms may include:

     - the title of the notes;

     - the aggregate principal amount of the notes;

     - the maturity date or dates of the Notes;

     - the percentage of the principal amount at which notes will be issued, and if other than the principal amount of those notes, the portion of the principal amount payable upon declaration of acceleration of the maturity of the notes;

     - the date or dates, or method of determining the date or dates, on which the principal of the notes will be payable;

     - the rate or rates at which the notes will bear interest;

     - the rate or rates at which the notes may be converted into our common stock;

     - the date or dates, or the method for determining the date or dates, from which interest will accrue, the dates on which interest will be payable, the regular record dates for interest payment dates, or the method by which record dates may be determined, the persons to whom interest will be payable, and the basis on which interest is to be calculated if other than a 360 day year;

     - the period or periods within which, the price or prices at which and the other terms and conditions upon which the notes may be redeemed, in whole or part, at our option, if we have such option; and

     - any other terms of the notes.

     The notes may be offered and sold at a substantial discount below their original stated principal amount and may be "original issue discount securities." "Original issue discount securities" means that less than the entire principal amount of the securities will be payable upon declaration of acceleration of their maturity. Special United States federal income tax, accounting and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

CONVERSION OF NOTES

     The holders of notes will be entitled, at any time through the close of business on the business day immediately preceding the maturity date, subject to prior redemption or repurchase, to convert any notes or portions thereof (in denominations of $1,000 in principal amount or multiples thereof) into our common stock at the conversion price set forth on the cover page of the prospectus supplement, subject to adjustment as described below; provided that in the case of notes called for redemption, conversion rights will expire immediately prior to the close of business on the last business day before the date fixed for redemption, unless we default in payment of the redemption price. A note (or portion thereof) in respect of which a holder is exercising its option to require repurchase upon a Change of Control may be converted only if such holder withdraws its election to exercise such repurchase option in accordance with the terms of the Indenture.

     Except as described below, no adjustment will be made on conversion of any notes for interest accrued thereon or for dividends paid on any common stock we issue. Holders of notes at the close of business on a record date will be entitled to receive the interest payable on such notes on the corresponding interest payment date. However, notes surrendered for conversion after the close of business on a record date, and before the close of business on the day following the corresponding interest payment date must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted (unless such note is subject to redemption on a redemption date between such record date and the corresponding interest payment date). The interest payment with respect to a note called for redemption on a date during the period from the close of business on or after any record date to the close of business on the business day following the corresponding payment date will be payable on the corresponding interest payment date to the registered holder at the close of business on that record date (notwithstanding the conversion of such note before the corresponding interest payment date) and a holder of notes who elects to convert need not include funds equal to the interest paid. We are not required to issue fractional shares of our common stock upon conversion of notes and, in lieu thereof, we will pay a cash adjustment based upon the closing price of our common stock on the last business day prior to the date of conversion.

     The conversion price is subject to adjustment (under formulae set forth in the Indenture) upon the occurrence of certain events, including:

          (1) The issuance of our common stock as a dividend or distribution on our outstanding common stock;

          (2) The issuance to all holders of our common stock of certain rights, options or warrants to purchase our common stock at less than the current market price;

          (3) Certain subdivisions, combinations and reclassifications of our common stock;

          (4) Distributions to all holders of our common stock of our capital stock (other than our common stock) or evidences of our indebtedness or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to in clauses (1) and (2) above, dividends and distributions in connection with our liquidation, dissolution or winding up and dividends and distributions paid exclusively in cash);

          (5) Distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (4) above or in connection with a consolidation, merger or sale of our assets as referred to in clause
     (2) of the second paragraph below) to all holders of our common stock in an aggregate amount that, together with (A) all such other all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (B) any cash and the fair market value of other consideration payable in respect of any tender offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 20% of our market capitalization (being the product of the then current market price of our common stock times the number of shares of our then outstanding common stock) on the record date for such distribution; and

          (6) The purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries that involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made and (B) the aggregate amount of any such all-cash distributions referred to in clause (5) above to all holders of our common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 20% of our market capitalization on the expiration of such tender offer.

     Except as stated above, the conversion price will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing. No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

     No adjustment will be made pursuant to clause (4) of the preceding paragraph if we make proper provision for each holder of notes who converts a note to receive, in addition to our common stock issuable upon such conversion, the kind and amount of assets (including securities) if such holder had been a holder of our common stock at the time of the distribution of such assets or securities. Rights, options or warrants distributed by us to all holders of our common stock that entitle the holders thereof to purchase shares of our capital stock and that, until the occurrence of an event (a "Triggering Event"), (1) are deemed to be transferred with the common stock; (2) are not exercisable; and (3) are also issued in respect of future issuances of our common stock, shall not be deemed to be distributed until the occurrence of the Triggering Event.

     In the case of (1) any reclassification or change of our common stock (other than changes in par value or from par value to no par value or resulting from a subdivision or a combination) or (2) a consolidation or merger involving us or a sale or conveyance to another corporation or business entity of our property and assets as an entirety or substantially as an entirety (determined on a consolidated basis), in each case as a result of which holders of our common stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such common stock, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of shares of stock, other securities or other property or assets that they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, sale or conveyance had such notes been converted into our common stock immediately prior to such reclassification, change, consolidation, merger, sale or conveyance, assuming that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shareholders.

     If a taxable distribution to holders of common stock (or other transaction) results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to the U.S. federal income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our common stock. The material federal income tax consequences in those circumstances will be set forth in the applicable prospectus supplement.

     We may, from time to time and to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 business days, in which case we shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in our best interests, which determination shall be conclusive. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as we deem advisable to avoid or diminish any income tax to our shareholders resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. The material federal income tax consequences in those circumstances will be set forth in the applicable prospectus supplement.

SUBORDINATION

     The payment of principal of, premium, if any, and interest on the notes, including amounts payable on any redemption or repurchase, will, to the extent set forth in the Indenture, be subordinated in the event of right of payment to the prior payment in full of all Senior Indebtedness. Upon any distribution to our creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding related to us or our property, in an assignment for the benefit of creditors or any marshalling of our assets and liabilities, the holders of Senior Indebtedness then outstanding will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the notes will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the notes (except that holders of notes may receive securities that are subordinated at least to the same extent as the notes to Senior Indebtedness and any securities issued in exchange for Senior Indebtedness).

     We also may not make any payment upon or in respect of the notes (except in such subordinated securities) and may not acquire any notes for cash or property (except in such subordinated securities) if (1) a default in the payment of the principal of, premium, if any, or interest on, including a default under any repurchase or redemption obligation with respect to, Senior Indebtedness occurs and is continuing beyond any applicable period of grace; or (2) any other default occurs and is continuing with respect to Designated Senior Indebtedness, as defined below, that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from a holder of such Designated Senior Indebtedness or other person permitted to give such notice under the Indenture. Payments on the notes may and shall be resumed and we may acquire notes (A) in the case of a payment default, upon the date on which such default is cured or waived; or (B) in the case of a non-payment default, 179 days after the date on which the applicable Payment Blockage Notice is received (or sooner, if such default is cured or waived), unless the maturity of any Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced within 360 days after the receipt by the Trustee of any prior Payment Blockage Notice. No non-payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be the basis for a subsequent Payment Blockage Notice.

     "Designated Senior Indebtedness" means our obligations under particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture, provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness.

     "Senior Indebtedness" with respect to the notes means the principal of, premium, if any, and interest on, and any fees, costs, expenses and any other amounts (including indemnity payments) related to the following, whether outstanding on the date of the Indenture or thereafter incurred or created:

          (1) Our indebtedness, matured or unmatured, whether or not contingent, for money borrowed evidenced by notes or other written obligations;

          (2) Any interest rate contract, interest rate swap agreement or other similar agreement or arrangement designed to protect us or any of our subsidiaries against fluctuations in interest rates;

          (3) Our indebtedness, matured or unmatured, whether or not contingent, evidenced by notes, debentures, bonds or similar instruments or bankers acceptances, letters of credit or similar facilities (or reimbursement agreements in respect thereof);

          (4) Our obligations as lessee under capitalized leases and under leases of property made as part of any sale and leaseback transactions;

          (5) Indebtedness of others of any of the kinds described in the preceding clauses (1) through (4) assumed or guaranteed by us; and

          (6) Renewals, extensions, modifications, amendments and refundings of, and indebtedness and obligations of a successor person issued in exchange for or in replacement of, indebtedness or obligations of the kinds described in the preceding clauses (1) through (5), unless the agreement pursuant to which any such indebtedness described in clauses (1) through
     (5) is created, issued, assumed or guaranteed and expressly provides that such indebtedness is not senior or superior in right of payment to the notes;

        provided, however, that the following shall not constitute Senior
Indebtedness:

             (A) Any of our indebtedness or obligations in respect of the notes;

             (B) Any of our indebtedness to any of our subsidiaries or other affiliates;

             (C) Any of our indebtedness that is subordinated or junior in any respect to any other indebtedness; and

             (D) Any of our indebtedness incurred for the purchase of goods or materials in the ordinary course of business.

     If the Trustee (or paying agent if other than the Trustee) or any holder receives any payment of principal of, premium, if any, or interest with respect to the notes at a time when such payment is prohibited under the Indenture, such payment shall be held in trust for the benefit of, and shall be paid over and delivered to, the holders of Senior Indebtedness then outstanding or their representative as their respective interests may appear. After all Senior Indebtedness is paid in full and until the notes are paid in full, holders of the notes shall be subrogated (equally and ratably with all other indebtedness ranking equally with the notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the holders of the notes have been applied to the payment of Senior Indebtedness.

     At June 30, 1999, our Senior Indebtedness consisted of various capital lease obligations aggregating approximately $2.1 million and the remaining $1.0 million installment due for our purchase of IntelliFrame.

     In addition, the notes will be structurally subordinated to all indebtedness and other liabilities, including trade accounts payable and lease obligations, of our subsidiaries, as any right of ours to receive any assets of its subsidiaries upon their liquidation or reorganization, and the consequent right of holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims will still be subordinate to any security interest in the assets of such subsidiary senior to that held by us.

     No provision contained in the Indenture or the notes will affect our obligation, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the notes. The subordination provisions of the Indenture and the notes will not prevent the occurrence of any Default or Event of Default under the Indenture or limit the rights of the Trustee or any other holder, subject to the provisions described herein, to pursue any other rights or remedies with respect to the notes.

     The Indenture does not prohibit or limit the incurrence of any indebtedness by us or our subsidiaries.

PROVISIONAL REDEMPTION BY US

     Unless otherwise set forth in the prospectus supplement, we may redeem the notes, in whole or in part, at any time prior to a date designated in the prospectus supplement, at a redemption price equal to $1,000 per $1,000 principal amount of notes to be redeemed plus accrued and unpaid interest, if any, to the Redemption Date (the "Provisional Redemption Date") if the closing price of the common stock shall have exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the notice of provisional redemption (the "Notice Date," which date shall be no more than 60 nor less than 30 days prior to the Provisional Redemption Date).

     Upon any Provisional Redemption, we will make an additional payment in cash (the "Make-Whole Payment") with respect to the notes called for redemption to holders on the Notice Date in an amount set forth in the prospectus supplement (per $1,000 principal amount of notes), less the amount of any interest actually paid on such note prior to the Notice Date. We will be obligated to make the Make-Whole Payment on all notes called for provisional redemption, including any notes converted after the Notice Date and prior to the Provisional Redemption Date.

OPTIONAL REDEMPTION BY US

     At any time after the dates set forth in the prospectus supplement, we have the option to redeem the notes on at least 30 but not more than 60 days' notice, in whole at any time or in part from time to time, at the prices set forth in the prospectus supplement.

     If fewer than all the notes are to be redeemed, the Trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot. If any note is to be redeemed in part only, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's notes is selected for partial redemption and such holder converts a portion of such notes, such converted portion shall be deemed to be taken from the portion selected for redemption. No sinking fund is provided for the notes.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     Unless otherwise set forth in the prospectus supplement, upon the occurrence of a Change of Control, each holder of notes shall have the right to require us to repurchase such holder's notes in whole or in part in integral multiples of $1,000 at a purchase price in cash in an amount equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase, pursuant to an offer (the "Change of Control Offer") made in accordance with the procedures described below and the other provisions in the Indenture.

     A "Change of Control" means an event or series of events in which:

     - Any "person" or "group" (as such terms are used in sections 13(d) and 14(d) of the Exchange Act) acquires "beneficial ownership" (as determined in accordance with Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of our directors (the "Voting Stock") other than acquisitions by us, our subsidiaries or our employee benefit plans; or

     - We consolidate with or merge into any other corporation or business entity (other than any merger which is effected solely to change our jurisdiction of incorporation), or convey, transfer or lease all or substantially all of our assets (determined on a consolidated basis) to any person, or any other corporation or business entity merges with or into us, and, in the case of any such transaction, our outstanding common stock is changed or exchanged as a result, unless our shareholders immediately before such transaction own, directly or indirectly, more than 50% of the combined voting power of the outstanding voting securities of the corporation or business entity resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction;

     provided that a Change in Control shall not be deemed to have occurred if either:

     - The closing price per share of the common stock for any five trading days within the period of ten consecutive trading days during a period set forth in the Indenture in connection with the Change of Control shall equal or exceed 105% of the conversion price of the notes in effect on each such trading day; or

     - At least 90% of the consideration in the Change of Control transaction consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market, and as a result of such transaction, the notes become convertible solely into such common stock.

     Within 30 days following any Change of Control, unless we have given the holders notice of our irrevocable intention to redeem all outstanding notes as described under "Optional redemption by us," we shall send by first-class mail, postage prepaid, to the Trustee and to each holder of notes, at such holder's address appearing in the security register, a notice (the "Change of Control Notice") stating, among other things, that a Change of Control has occurred, the purchase price, the purchase date, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed, and certain other procedures that a holder of notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

     We will comply, to the extent applicable, with the requirements of Rule 13e-4 under the Exchange Act and other securities laws or regulations in connection with the repurchase of the notes as described above.

     We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered as aforesaid may not be reissued or resold and will be canceled promptly.

     The foregoing provisions would not necessarily afford holders of the notes protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders.

     Our future indebtedness may contain prohibitions of certain events that would constitute a Change of Control or require us to offer to repurchase such indebtedness upon a Change of Control. Moreover, the exercise by the holders of notes of their rights to require us to purchase the notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such purchase on us. Finally, our ability to pay cash to holders of notes upon a purchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. Furthermore, the Change of Control provisions may in certain circumstances make more difficult or discourage a takeover of us and the removal of the incumbent management.

CERTAIN COVENANTS

     Merger, consolidation and sale of assets. Unless otherwise set forth in the prospectus supplement, we shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our assets (determined on a consolidated basis), whether in a single transaction or a series of related transactions, to any person unless:

     - Either we are the resulting, surviving or transferee person (the "Successor Company") or the Successor Company is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States or any State thereof or the District of Columbia, and the Successor Company (if not us) expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of our obligations under the Indenture and the notes, including the conversion rights described above under "Conversion of Notes;"

     - Immediately after giving effect to such transaction, no Event of Default has happened and is continuing; and

     - We deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture.

EVENTS OF DEFAULT AND REMEDIES

     Unless otherwise set forth in the prospectus supplement, an Event of Default is defined in the Indenture as being:

     - Default in payment of the principal of or premium, if any, on the notes of the applicable series when due at maturity, upon redemption or otherwise, including our failure to purchase the notes when required upon a Change of Control (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

     - Default for 30 days in payment of any installment of interest on the notes (whether or not such payment shall be prohibited by the subordination provisions of the Indenture) of the applicable series;

     - Failure to provide a Change of Control Notice, whether or not such notice or payment pursuant to a Change of Control Offer shall be prohibited by the subordination provisions of the Indenture;

     - Failure to perform any other covenant in the Indenture with respect to the applicable series continuing for 90 days after written notice by the Trustee or the holders of 25% in aggregate principal amount of the notes; and

     - Certain events involving the bankruptcy, insolvency or reorganization of us.

     The Indenture provides that the Trustee may withhold notice to the holders of notes of any default (except in payment of principal, premium, if any, or interest with respect to the notes) if the Trustee considers it in the interest of the holders of notes to do so.

     The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the notes of any applicable series then outstanding may declare the principal of and premium, if any, on the notes to be due and payable immediately. At any time after a declaration of acceleration, but before a judgement or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of the notes of any applicable series may, under certain circumstances, rescind and annul such acceleration.

     The holders of a majority in principal amount of the notes of any applicable series then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture. The Indenture provides that, subject to the duty of the Trustee following an Event of Default to act with the required standard of care, the Trustee will not be under an obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the notes, unless the Trustee receives satisfactory indemnity against any associated loss, liability or expense.

SATISFACTION AND DISCHARGE; DEFEASANCE

     The Indenture and any supplemental indenture will cease to be of further effect as to all outstanding notes of the applicable series except as to:

     - Rights of registration of transfer and exchange and our right of optional redemption;

     - Substitution of apparently mutilated, defaced, destroyed, lost or stolen notes;

     - Rights of holders of notes to receive payments of principal of, premium, if any, and interest on, the notes;

     - Rights of holders of notes to convert to common stock;

     - Rights, obligations and immunities of the Trustee under the Indenture;
       and

     - Rights of the holders of notes as beneficiaries of the Indenture with respect to the property so deposited with the Trustee payable to all or any of them;

       if:

             (A) We will have paid or caused to be paid the principal of, premium, if any, and interest on the notes as and when the same will have become due and payable;

             (B) All outstanding notes (except lost, stolen or destroyed notes which have been replaced or paid) have been delivered to the Trustee for cancellation; or

             (C) (i) the notes not previously delivered to the Trustee for cancellation will have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption under arrangements satisfactory to the Trustee upon delivery of notice and (ii) we will have irrevocably deposited with the Trustee, as trust funds, cash, in an amount sufficient to pay principal of and interest on the outstanding notes, to maturity or redemption, as the case may be.

     Such trust may only be established if such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument pursuant to which we are a party or by which the trust is bound, and we have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions related to such defeasance have been complied with.

     The Indenture will also cease to be in effect (except as described above) and the indebtedness on all outstanding notes of the applicable series will be discharged on the 123rd day after the irrevocable deposit by us with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of notes of the applicable series, of cash, U.S. Government Obligations (as defined in the Indenture) or a combination thereof, in an amount sufficient, with interest earnings thereon, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the notes of the applicable series then outstanding in accordance with the terms of the Indenture and the notes ("legal defeasance"). Such legal defeasance may only be effected if:

     - Such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

     - We have delivered to the Trustee an opinion of counsel stating that (A) we have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, based thereon, the holders of the notes of the applicable series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge by us and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

     - We have delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not constitute a preferential transfer under Section 547(b) of the United States Bankruptcy Code; and

     - We have delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that we have complied with all conditions related to the defeasance.

     We may also be released from our obligations under the covenants described above under "Repurchase at Option of Holders upon a Change of Control" and "Certain Covenants" with respect to the notes of the applicable series outstanding on the 123rd day after the irrevocable deposit by us with the

Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of notes of the applicable series, of cash, U.S. Government Obligations or a combination thereof, in an amount sufficient, with interest earnings thereon, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the notes of the applicable series then outstanding in accordance with the terms of the Indenture and such notes ("covenant defeasance"). Such covenant defeasance may only be effected if:

     - Such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

     - We have delivered to the Trustee an Officers' Certificate and an opinion of counsel to the effect that the holders of notes of the applicable series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance by us and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred;

     - We have delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not constitute a preferential transfer under Section 547(b) of the United States Bankruptcy Code; and

     - We have delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that we have complied with all conditions related to the covenant defeasance.

     Following such covenant defeasance, we will no longer be required to comply with the obligations described above under "Certain Covenants" and will have no obligation to repurchase the notes of the applicable series pursuant to the provisions described under "Change of Control."

     Notwithstanding any satisfaction and discharge or defeasance of the Indenture, our obligations described under "Conversion of Notes" will survive to the extent provided in the Indenture until the notes cease to be outstanding.

FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

     Notes will be issued only in fully registered form, without interest coupons, in minimum denominations of $1,000 and integral multiples in excess thereof. Notes sold in any offering will be issued only against payment therefor in immediately available funds.

     The notes of each series initially will be represented by one or more notes in registered, global form without interest coupons (each a "global note" and collectively, the "global notes"). The global notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

     Transfer of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

     Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below under "-- Exchange of Book-Entry notes for Certificated Notes."

EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES

     A beneficial interest in a global note may not be exchanged for a note in certificated form unless (1) DTC (A) notifies us that DTC is unwilling or unable to continue as depositary for the global note or (B) has ceased to be a clearing agency registered under the Exchange Act and in either case we thereupon fail to appoint a successor depository within 90 days; (2) we, at our option, notify the Trustee in writing that we elect to cause the issuance of our notes in certificated form; or (3) there shall have occurred and be continuing an Event of Default or any event that after notice or lapse of time or both would be an Event of Default with respect to the notes. In all cases, certificated notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC, in accordance with its customary procedures.

     CERTAIN BOOK-ENTRY PROCEDURES FOR GLOBAL NOTES. THE DESCRIPTION OF THE OPERATIONS AND PROCEDURES OF DTC THAT FOLLOW ARE PROVIDED SOLELY AS A MATTER OF CONVENIENCE. THESE OPERATIONS AND PROCEDURES ARE SOLELY WITHIN THE CONTROL OF DTC AND ARE SUBJECT TO CHANGE BY IT FROM TIME TO TIME. WE TAKE NO RESPONSIBILITY FOR THESE OPERATIONS AND PROCEDURES AND URGE INVESTORS TO CONTACT DTC OR ITS PARTICIPANTS DIRECTLY TO DISCUSS THESE MATTERS.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its participants ("participants") and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants, or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     DTC has advised us that its current practice, upon the issuance of a global note, is to credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such global note to the accounts with DTC of the participants through which such interests are to be held. Ownership of beneficial interest in the global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees, with respect to interests of participants, and the records of participants and indirect participants, with respect to interests of persons other than participants.

     AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF A GLOBAL NOTE, DTC OR SUCH NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER OF THE NOTES REPRESENTED BY SUCH GLOBAL NOTE FOR ALL PURPOSES UNDER THE INDENTURE AND THE NOTES. Except in the limited circumstances described above, owners of beneficial interest in a global note will not be entitled to have any portions of such global note registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders of the global notes, or any notes represented thereby, under the Indenture or the notes. Accordingly, each person owning a beneficial interest in the global note must rely on the procedures of DTC and, if such person is not a participant, those of the participant through which such person owns its interest, in order to exercise any rights of a holder under the Indenture or such note.

     Investors may hold their interests in the global note directly through DTC, if they are participants in such system, or indirectly through organizations that are participants in such system. All interests in a global note will be subject to the procedures and requirements of DTC.

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a global note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

     Cash payment of the principal of, interest on, or the redemption or repurchase of the global note will be made to DTC or its nominee, as the case may be, as the registered owner of the global note by wire transfer of immediately available funds on each relevant payment date. Neither we, the Trustee nor any of our respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note including any delay by DTC or any participant or indirect participant in identifying the beneficial ownership interests, and we and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes.

     We expect that DTC or its nominee, upon receipt of any cash payment of principal, interest or the redemption or repurchase price in respect of a global note representing any notes held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note for such notes as shown on the records of DTC or its nominee (adjusted as necessary so that such payments are made with respect of whole notes only), unless DTC has reason to believe that it will not receive payment on such payment date. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants.

     Redemption notices will be sent to DTC or its nominee. If less than all notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant in such issue to be redeemed.

     Neither DTC nor its nominee will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns DTC's, or its nominee's, consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

     Interests in the global notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in such interests will therefore settle in immediately available funds, subject to all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below and the conversion of notes, only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default, as defined above, under the notes, DTC reserves the right to exchange the global notes for notes in certificated form, and to distribute such notes to its participants.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the global note among participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

     Neither we, the Trustee nor any of our respective agents will have any responsibility for the performance by DTC, its participants or indirect participants of their respective obligations under the rules and procedures governing its operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

MODIFICATIONS AND WAIVERS OF THE INDENTURE

     The Indenture contains provisions permitting us and the Trustee, with the consent of the holders of not less than a majority in principal amount of the notes of the applicable series at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of notes of the applicable series, and to waive certain of our past defaults, except that without the consent of the holder of each note so affected no such modification shall:

     - Extend the fixed maturity of any note;

     - Reduce the rate or extend the time of payment of interest thereon;

     - Reduce the principal amount thereof or premium, if any, thereon;

     - Reduce any amount payable upon redemption thereof;

     - Change our obligation to repurchase any note upon the happening of a Change of Control;

     - Impair or affect the right of a holder to institute suit for the payment thereof;

     - Change the currency in which the notes are payable;

     - Modify the subordination provisions of the Indenture in a manner adverse to the holders of notes; or

     - Impair the right to convert the notes into common stock subject to the terms set forth in the Indenture.

     In addition, no modification shall reduce the foregoing percentage of notes without the consent of the holders of all of the notes then outstanding.

     The holders of a majority in aggregate principal amount of the outstanding notes of the applicable series may waive compliance by us with certain restrictive provisions of the Indenture and may also waive any past defaults under the Indenture, except a default in the payment of principal, premium, if any, or interest.

COMPLIANCE CERTIFICATES

     The Indenture requires us to file annual Officer's Certificates with the Trustee stating whether or not to the best knowledge of the officer executing the certificate we are in compliance with the terms and conditions of the Indenture. We must also notify the Trustee if we become aware of any default or Event of Default.

GOVERNING LAW

     The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

                          DESCRIPTION OF COMMON STOCK

     Our authorized capital stock currently consists of 100,000,000 shares of common stock and 1,000,000 shares of preferred stock. Following is a summary of the material provisions of our common stock, our preferred stock, our rights plan, the anti-takeover provisions of the Minnesota Business Corporation Act, our articles of incorporation and our bylaws.

COMMON STOCK

     As of July 23, 1999, there were 23,440,093 shares of common stock outstanding held of record by approximately 1,000 shareholders of record. No shares of preferred stock are outstanding.

     Subject to preferences that may be applicable to any outstanding preferred stock, the holders of outstanding shares of common stock are entitled to the following rights:

     - to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors from time to time may determine;

     - one vote for each share held on all matters submitted to a vote of our shareholders; and

     - upon our liquidation, dissolution or winding-up, to share ratably in all assets remaining after payment of liabilities and the liquidation or redemption of any preferred stock.

     Cumulative voting for the election of directors is not authorized by our articles of incorporation, which means that the holders of a majority of the outstanding shares of stock with voting rights can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. The rights of holders of common stock may be altered by the greater of the vote of holders of a majority of shares of common stock present and entitled to vote at a meeting of shareholders, and a vote at a meeting of shareholders of holders of a majority of the minimum number of shares of common stock that would constitute a quorum. A quorum consists of a majority of the shares issued and outstanding and entitled to vote.

PREFERRED STOCK

     Our board of directors is authorized, without action by our shareholders, to designate and issue preferred stock in one or more series. The board of directors can designate the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon.

     The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, have the effect of delaying, deferring or preventing a change in control. The issuance of preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no current plans to issue any shares of preferred stock.

SHAREHOLDER RIGHTS PLAN

     Out of the 1,000,000 authorized shares of preferred stock, on July 23, 1999 there were 35,000 shares of Series A Junior Participating Preferred Stock reserved for issuance in connection with our shareholder rights plan set forth in our Rights Agreement, dated July 24, 1998, with ChaseMellon Shareholder Services, L.L.C. as rights agent.

     In July 1998, the board of directors adopted the shareholder rights plan and declared a dividend distribution of one preferred stock purchase right for each share of common stock to shareholders of record on August 10, 1998. Each share of common stock issued subsequent to such date, including the shares of common stock issuable upon conversion of the notes, includes a corresponding preferred stock purchase right. Each preferred stock purchase right entitles the registered holder to purchase from us 1/1000th of a share of the series A preferred stock at a price of $50.00 per unit, subject to adjustment. The rights become exercisable upon the earlier of:

     - the close of business on the tenth day following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding common shares; or

     - the close of business of the tenth day following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding common shares.

     Upon exercise and payment of the then current purchase price for the right, the right holder will have the right to receive common stock (or, in some circumstances, cash, property or other securities of ours) having a value equal to two times the purchase price. Upon the occurrence of certain other events, each right holder shall have the right to receive, upon exercise and payment of the then current purchase price, common stock of the other party to the transaction having a value equal to two times the purchase price.

     We are entitled to redeem the rights in whole, but not in part, at a price of $0.01 per right, subject to adjustment, payable in cash or shares of our common stock, at any time prior to the earlier of the expiration of the rights in July 2008 or ten days following the time that a party has acquired beneficial ownership of 20% or more of the shares of common stock then outstanding. Any of the provisions of the Rights Agreement governing the rights may be supplemented or amended by us in our sole and absolute discretion. Such supplements or amendments by us may be made without the approval of the rights holders.

     The existence of the shareholder rights plan as well as the ability of the board of directors to issue preferred stock and the anti-takeover provision of Minnesota law described below may serve to discourage an acquisition of us or stock purchases in furtherance of an acquisition.

BUSINESS COMBINATIONS AND CONTROL SHARE ACQUISITIONS UNDER THE MINNESOTA BUSINESS CORPORATION ACT

     As a public corporation, we are governed by the provisions of sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions could operate to deny shareholders the receipt of a premium on their stock and may also have a depressive effect on the market price of our stock. Section 302A.671 basically provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved by the shareholders in a prescribed manner. A "control share acquisition" is generally defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner of 10% or more of a corporation's voting stock. Reference is made to the detailed terms of sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.

ARTICLES OF INCORPORATION AND BYLAWS

     Our articles of incorporation and bylaws could make completion of an offer to acquire us more difficult. We believe that the benefits of increased protection from unfriendly or unsolicited proposals to acquire or restructure us outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

     Our articles of incorporation authorize, without action by the shareholders, the board of directors to designate and issue preferred stock in one or more series. Our board of directors can also issue shares of a class or series to holders of shares of another class or series to effectuate share dividends, splits or conversions of our outstanding shares. In addition, our articles of incorporation grant the board of directors the authority to adopt, amend or repeal all or any of the bylaws, by a majority of its members present at a duly called meeting, subject to the power of the shareholders to change or repeal the bylaws. In addition, our bylaws provide that meetings of our shareholders may only be called by the board of directors, certain of our officers and shareholders holding not less than 3% of all outstanding voting shares.

     The provisions of the shareholder rights plan, our articles of incorporation, our bylaws and Minnesota law are intended to encourage potential acquirers to negotiate with us and to allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. Such provisions may also have the effect of discouraging acquisition proposals or delaying or preventing a change in control, which may harm our stock price.

TRANSFER AGENT

     The transfer agent for our common stock is ChaseMellon Shareholder Services, L.L.C., 150 North Wacker Drive, Suite 2120, Chicago, IL 60606.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1997 and 1998 and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1998 included in our Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by KPMG LLP, independent certified public accountants, as stated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in auditing and accounting.

             ------------------------------------------------------
             ------------------------------------------------------

     PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. NEITHER COMPUTER NETWORK TECHNOLOGY CORPORATION NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH DIFFERENT OR ADDITIONAL INFORMATION. THE ACCOMPANYING PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT IS CORRECT ONLY AS OF THE DATE OF THE ACCOMPANYING PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT, REGARDLESS OF THE TIME OF DELIVERY OF THE ACCOMPANYING PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT OR ANY SALE OF THESE SECURITIES.

                       ----------------------------------

                               TABLE OF CONTENTS
                       ----------------------------------

                                          PAGE
                                          ----
            PROSPECTUS SUPPLEMENT
Summary...............................     S-1
Risk Factors..........................     S-6
Use of Proceeds.......................     S-9
Price Range of Common Stock...........     S-9
Dividend Policy.......................     S-9
Capitalization........................    S-10
Selected Financial Data...............    S-11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    S-13
Business..............................    S-21
Management............................    S-32
Principal Shareholders................    S-35
Underwriting..........................    S-37
Legal Matters.........................    S-39
Experts...............................    S-39
Where You Can Find More Information...    S-39
Incorporation of Certain Information
  by Reference........................    S-39
Index to Financial Statements.........     F-1

                  PROSPECTUS
Special Note Regarding Forward-Looking
  Statements..........................       1
About This Prospectus.................       1
Where You Can Find More Information...       1
About Computer Network Technology
  Corporation.........................       2
Ratio of Earnings to Fixed Charges....       3
Use of Proceeds.......................       4
Risk Factors..........................       4
Plan of Distribution..................      14
Description of The Notes..............      15
Description of Common Stock...........      29
Experts...............................      31

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                                3,700,000 SHARES

                       [COMPUTER NETWORK TECHNOLOGY LOGO]

                                COMPUTER NETWORK
                             TECHNOLOGY CORPORATION
                                  COMMON STOCK

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                             PROSPECTUS SUPPLEMENT
                           -------------------------
                            BEAR, STEARNS & CO. INC.
                                    SG COWEN
                                 WIT SOUNDVIEW
                              SEPTEMBER    , 2000

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